Form 10-K, Exhibit 13
period 2001-09-30
BIOANALYTICAL SYSTEMS INC
filed 2001-12-27
CIK 720154

EXHIBIT 13.1 - ANNUAL REPORT


                                [GRAPHIC OMITTED]

                  GREETING THE FUTURE WITH PURPOSE AND OPTIMISM




                                      BAS
                               2001 ANNUAL REPORT

                               SELECTED CONSOLIDATED FINANCIAL DATA


                                                           YEAR ENDED SEPTEMBER 30,
                                            -----------------------------------------------------
                                                2001       2000       1999       1998        1997
                                            -----------------------------------------------------
                                                  (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
   Service revenue                          $ 15,202   $ 10,999    $ 9,993    $ 7,609     $ 4,991
   Product revenue                            10,073      8,224      9,858     10,616       9,932
     Total revenue                            25,275     19,223     19,851     18,225      14,923
   Cost of service revenue                     9,660      9,245      6,499      4,598       2,986
   Cost of product revenue                     3,495      2,974      3,943      3,911       3,334
      Total cost of revenue                   13,155     12,219     10,442      8,509       6,320
   Gross profit                               12,120      7,004      9,409      9,716       8,603
   Operating expenses:
   Selling                                     3,204      3,400      3,943      4,524       4,225
   Research and development                    1,611      1,806      1,955      2,165       1,568
   General and administrative                  3,815      2,990      2,550      2,336       1,638
      Total operating expenses                 8,630      8,196      8,448      9,025       7,431
   Operating income (loss)                     3,490     (1,192)       961        691       1,172
   Other income (expense), net                  (383)      (621)      (114)       (25)        (75)
   Income (loss) before income taxes           3,107     (1,813)       847        666       1,097
   Income taxes (benefit)                      1,340       (431)       277        254         413
   Net income (loss)                        $  1,767   $ (1,382)   $   570    $   412    $    684
   Net income (loss) available to
      common shareholders                   $  1,767   $ (1,382)   $   570    $   412    $    657
   Net income (loss) per Common Share
      Basic                                 $    .39   $   (.30)   $   .13    $   .10    $    .30
      Diluted                               $    .38   $   (.30)   $   .12    $   .09    $    .21
   Weighted average Common Shares
      outstanding
      Basic                                    4,565      4,550      4,506      4,117       2,221
      Diluted                                  4,600      4,550      4,676      4,403       3,101


                                                                 SEPTEMBER 30,
                                            -----------------------------------------------------
                                                2001       2000       1999       1998        1997
                                            -----------------------------------------------------
                                                                 (in thousands)
BALANCE SHEET DATA:
 Working capital                            $  2,535   $    931    $ 4,275    $ 3,286    $  2,493
 Property and equipment, net                  18,922     18,913     17,355     14,551      10,035
 Total assets                                 27,977     26,897     26,321     22,280      15,931
 Long-term debt, less
    current portion                            3,144      3,638      4,112      1,124       5,045
 Convertible Preferred Shares                    ---        ---        ---        ---       1,231
 Shareholders' equity                         17,830     16,062     17,421     16,844       5,651

The above is selected audited consolidated  financial data of the Company for the five years ended
September  30, 2001.  The data should be read in  conjunction  with  Management's  Discussion  and
Analysis of Financial  Condition and Results of Operations" found on page ten and the consolidated financial statements of Bioanalytical Systems, Inc. and notes containedin this report.

                               [GRAPHIC OMITTED]


                                 CELEBRATING OUR
                        DIVERSITY REJOICING IN OUR UNITY
                            GREETING THE FUTURE WITH
                              PURPOSE AND OPTIMISM

FROM THE PRESIDENTS DESK

Fiscal 2001 was a benchmark year for BAS. Many of the things we put into motion following our IPO in November 1997 came together as planned. Sales increased 31% to $25,275,000, and net income to $1,767,000. We had a healthy boost from new products that were well received by the pharmaceutical industry.

We met, and often exceeded, all of our major goals for 2001. We diversified our client portfolio to include small and mid-sized pharmaceutical and drug development companies. Sales of our Culex(R) Automated Blood Sampler grew to include new customers, and we saw follow-on sales to early users of the device. We have stimulated strong interest in Culex in the European pharmaceutical community, and we expect our strategic alliance with Biotec Centre in Orleans, France, and a greater BAS visibility in Europe, to expand those sales further.

With contract analytical services operating near capacity, we installed additional robotic sample-handling systems and mass spectrometers at the West Lafayette Technical Center and broke ground in Evansville to double capacity there. We will begin construction of additional preclinical research laboratories in West Lafayette in the spring of 2002. Preparing for the future, we added a scientific director and a number of talented, experienced people at West Lafayette, Evansville and at Warwickshire, England.

Joining an alliance of other companies focused on pharmaceutical development has resulted in real benefits. The member companies of the Pharmaceutical Industry Contract Research Alliance (PICRA) are working together in a variety of ways from joint research, to participating in larger projects with pharmaceutical companies, to co-marketing, to exploring international opportunities and sharing information for the common good in areas such as quality assurance training.

I continue to see macroscopic influences that are extremely favorable to BAS. These include an aging population, the globalization of pharmaceutical research and a growing list of patent expirations that are spurring the large pharmaceutical companies to accelerate development of new front-line products. Equally important is the change in drug discovery methodology over the last five years. This is defined by buzz words like genomics, proteomics, combinatorial chemistry, gene chips and high throughput screening. While the changes themselves lag far behind the perceptions in the popular press (it will take longer), there are a larger number of new molecular entities coming into preclinical development, a strong point for BAS. Preclinical development is where a potential drug and its pharmacology and safety aspects are assessed prior to dosing "first time in man."

Our team is keenly aware of the need to generate shareholder value because it is only from this that we ultimately have the resources to fight disease with our products and services. We work hard to balance the interests of shareholders, employees, customers and the communities in which we work. Thank you for your support and encouragement as we take on the challenges of 2002.



                                        /s/ Peter T. Kissinger
                                        ----------------------------------------
                                        Peter T. Kissinger
                                        Chairman, President and CEO

                                        [GRAPHIC OMITTED]

BETTER PRODUCTS

A PRODUCT FOR NOW AND FOR THE FUTURE

Developed through input from our customers and through the experiences of our own research teams, the Culex(R) Automated Blood Sampler has continued to capture the interest of the pharmaceutical industry, first in the U.S. and now in Europe. Those companies who purchased the product early are now buying additional units, often several at once. Recent experiences in Europe show we have a lively market there. Each Culex unit requires consumable products to support its use, and sales of those products are growing rapidly. Manufacturing staff are adding resources in response.

EPSILONS BRIGHT FUTURE

The epsilon instrument family was developed and is being sold around the world to solve bioanalytical problems. It is the implementation of an original design based on a state-of-the art analytical system and an electronic instrument that would take advantage of the latest global networking capabilities. It has broad market appeal and is used for such things as the study of natural antioxidants as cancer preventatives, the development of batteries for implanted nerve stimulators and the evaluation of new drugs for Alzheimer's disease, to mention just a few of many applications. Our epsilon products can be used for teaching as well as research. All of its capabilities can be linked via the Web, thus providing an avenue to share data and information, to upgrade to newer versions, to demonstrate its capabilities and to provide service for the product.

The chemical measurement needs of the world are being pushed to new extremes. Many samples are of smaller size, and more information about them is needed. At the same time, the market dictates that our products must be more accurate, more efficient and more economical. The epsilon family was designed to meet these challenges, changing as market demands change. Ongoing research at BAS anticipates, and sometimes creates, the future.

[GRAPHIC OMITTED. CAPTION: Rod Yoder, long-time BAS graphic designer, is part of the team that maintains the BAS web sites and keeps the information current and the look fresh and appealing. A keen fisherman and competitor, Rod has brought home more than one prize-winning catch.]

HOW WE DO IT

[GRAPHIC OMITTED. CAPTION: Dr. Lisa Clare, Study Director at BAS Evansville, is a veterinarian and a true animal lover. Although her horse Andy is still a bit young to be ridden, they enjoy an autumn afternoon in the southern Indiana countryside.]

BAS AND THE INTERNET

We've all heard about the failure of many so-called dot com companies, but the fact is that BAS relishes this technology and benefits from it daily. Let's take a look at some of the efficiencies we gain.

Our web sites save the Company several hundred thousand dollars each year by reducing printing, postage and advertising costs. For example, all of our catalog information, our global pricing, and our technical journal Current Separations are online, and we regularly communicate with customers via several online newsletters.

BAS AND ANIMAL RESEARCH

Our core strengths are animal science and analytical science, backed by the latest in mechanical, electronic and software engineering. We are dedicated to the three Rs of animal research: Reduce, Refine and Replace. Reduce the number of animals used. Refine the work by careful planning to get the maximum amount of information. Replace animals with alternative methodology whenever possible. It will be a very long time before new drugs will be introduced to humans, before we fully understand their safety and effectiveness in animal disease models. In the meantime, it is our policy at BAS to follow the three Rs and to continue to develop instruments, software and protocols which reduce the number of animals needed and improve the quality of data obtained.

BAS does research for both human and animal health, veterinary medicine. BAS Vetronics Division develops and sells instrumentation used in veterinary clinics and pharmaceutical research facilities to assure the health of companion animals and to monitor the safety and effectiveness of new animal and human drugs. Clinics use our systems to determine the cardiac health of dogs and cats and to track vital signs in surgery for them and for more exotic pets like parrots and boas. Pet ownership improves human health, another aspect of Better Science for Better Health.

WHY WE DO SOME OF THE THINGS WE DO

Why do medications have expiration dates? Who decides what those should be? Why does it take 12 years for a new drug to be approved by the FDA? Why are we told not to store our medications in the bathroom? The answers to these questions are found in stability testing ... a service BAS provides to many major pharmaceutical manufacturers.

Packaged manufactured products are exposed to a variety of conditions. The drugs are placed in an environment that is strictly controlled for temperature and humidity. Those packages are then removed for testing at predetermined intervals. A typical schedule might require testing the product at 6 weeks, then at 3, 6, 9, 12, 18 and 24 months. Some programs last up to 5 years, accounting in part for the long development time necessary to bring a new drug to market. The series of stability tests evaluates the potency of the product, along with its appearance, the presence of impurities and how well the product dissolves.

The manufacturers analyze the data, looking for changes in the product over time and they use this information to develop expiration dates. The high heat and high humidity used to accelerate the degradation process are similar to those conditions found in the average bathroom, so we learn that storing medication there can hasten the decrease of its potency and efficacy.

[GRAPHIC OMITTED. CAPTION: Dr. Maggie Voelz, Director of Pharmaceutical Analysis at BAS, oversees the stability testing operation and enjoys the serenity of her home and yard... along with the companionship of her dog who is also named Maggie. (No, she didn't name the dog after herself. Maggie, the dog, was adopted and already had her name when she joined the Voelz family.)]

[GRAPHIC OMITTED. CAPTION: Tim Grever has been instrumental in developing BAS automation capabilities, quadrupling productivity and increasing profits markedly in analytical testing contract work. Perhaps the creativity, discipline and precision he developed playing the piano and organ have carried over to enrich his work as a scientist.]


HOW WE IMPROVE LIVES

WHAT WE DO AFFECTS COUNTLESS LIVES ... ONE AT A TIME

Pete Kissinger, BAS Chairman and CEO, often reminds us of how many lives are saved and how many people are living better lives because of the work we do. Somehow, though, we do not tend to feel the true impact of that work until it affects someone we know.

Recently, someone very close to us was diagnosed with Obsessive/Compulsive Disorder, a physiological problem wherein brain wiring goes awry. (One possible cause is a childhood fever.) Most of us cannot grasp the victim's deep anguish
 ... the panic, the anger and the frustration. Life becomes totally chaotic and unmanageable.

Ten years ago, some patients suffering from OCD were sedated and hospitalized, perhaps for the rest of their lives. Now, within two weeks this young man returned to work and is again leading a full, productive life. That recovery was possible, in significant measure, because of products invented and analytical techniques developed at BAS. The drugs in his treatment regimen, one newly approved by the FDA, were worked on here.

BAS was one of the first to measure catecholamines, like dopamine, in cerebrospinal fluid. Our instruments and in vivo sampling systems helped the developers of new depression medications monitor neurotransmitters in rats while they searched for an effective cure. Both our instruments and our services groups work with clients looking for cures to depression, Alzheimer's disease, ADHD, Parkinsonism and other central nervous system disorders. Data developed at BAS was a significant part of the information used by the FDA to approve the drug that has helped our friend rebuild his life.

We see other frequent examples of BAS science returning as treatments for employees and their families. A number of our people are diabetic. They use glucose meters that were developed with the aid of BAS scientists and BAS products. A leading antibiotic from Pfizer that BAS has worked on for more than a decade was recently prescribed for Pete Kissinger's son. The list goes on. BAS science affects all our lives in endless ways.

BAS AND EVERYDAY BOTANICALS

One cannot visit a grocery or pharmacy in the USA without seeing numerous plant products which are purported to alleviate or prevent nearly every human malady. Some of them may have powerful drug-like effects, but because they are natural products they are not regulated by the Food and Drug Administration (FDA) like ethical drugs. In most cases, there have been no preclinical or clinical studies to substantiate popular claims made about these products.

Botanicals are a benefit and a risk. They can interact with and change the behavior of prescribed drugs. A recent example is the very adverse results when St. John's Wort is combined with cocktails of drugs to treat HIV At BAS we are contributing products and services to help gain a greater understanding of which of these products work and which do not. We are also looking for opportunities among natural products to identify molecules that might be optimized as pharmaceuticals through synthetic modifications.

In 2001 we actively studied the effects of green tea catechins on type 2 diabetes and the metabolic pathways of herbals. We play a role with the National Institutes of Health Botanical Centers around the country, most notably our close collaboration with the Center headquartered at Purdue University.

QUARTERLY FINANCIAL DATA
   UNAUDITED (AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

FOR THE QUARTER ENDED IN FISCAL 2001
------------------------------------
                                                  DECEMBER 31     MARCH 31     JUNE 30     SEPTEMBER 30

 Total revenue                                       $5,426        $6,842      $6,400         $6,607
 Gross profit                                         2,422         3,472       3,100          3,126
 Net income (loss)                                      195           582         515            475
 Basic net income (loss) per common share(1)            .04           .13         .11            .10
 Diluted net income (loss) per common and
    common equivalent share(1)                          .04           .13         .11            .10


FOR THE QUARTER ENDED IN FISCAL 2000
------------------------------------
                                                  DECEMBER 31     MARCH 31     JUNE 30     SEPTEMBER 30

 Total revenue                                       $4,446        $4,090      $5,452         $5,235
 Gross profit                                         1,409         1,398       2,161          2,036
 Net income (loss)                                     (372)         (427)       (139)          (444)
 Basic net income (loss) per common share(1)           (.08)         (.09)       (.03)          (.10)
 Diluted net income (loss) per common and
   common equivalent share(1)                          (.08)         (.09)       (.03)          (.10)

(1)  The sum of the net  income  per  common  share may not equal the annual net income per share due to interim quarter rounding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH SELECTED CONSOLIDATED FINANCIAL DATA AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT. IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSIONS IN THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES WHICH ARE DISCUSSED IN EXHIBIT 99 TO THE COMPANY'S FORM 10-KFILED WITH THE SECURITIES EXCHANGE COMMISSION. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN.

OVERVIEW

The Company provides a broad range of value-added services focused on product development for the worldwide pharmaceutical, medical device and biotechnology industries. The Company's customer-focused approach and its high-quality services and products enable it to serve as a value-added partner in solving complex scientific problems by providing cost-effective results to its customers on an accelerated basis. Founded in 1974 in Lansing, Michigan and relocated to West Lafayette, Indiana in 1975, the Company has experienced growth primarily through internal expansion, supplemented by strategic acquisitions. As part of its internal growth strategy, the Company has developed technical specialties in such areas as chromatography, electrochemistry, in vivo sampling and mass spectrometry. The Company's growth has strategically positioned it to take advantage of globalization in the marketplace and to provide new services and areas of technical expertise to its customers.

Throughout its history, the Company has taken steps to position itself as a leader in biomedical research. Development of the Company's infrastructure began in 1975 when it established relationships with several customers and multiple international distributors. In 1990, the Company began offering contract services to customers that lacked the time or expertise to perform certain analyses using the Company's analytical products. In 1995, the Company acquired a distributor, BAS Instruments Ltd., to further solidify its presence in the United Kingdom. In 1998, the Company acquired a manufacturer of veterinary monitoring and diagnostic equipment, BAS Vetronics, to provide additional preclinical support. In 1998, the Company acquired a contract services firm, BAS Analytics Ltd., to offer local service in the United Kingdom. In 2000, the Company also acquired a contract services firm, BAS Evansville, to offer preclinical services.

Revenues are derived principally from (i) research services provided to customers, and (ii) the sale of the Company's instruments and other products. Both methods of generating revenue utilize the Company's ability to identify, isolate and resolve client problems relating to the separation and quantification of individual substances in complex mixtures. The Company supports the pharmaceutical industry by focusing on development services for biomedical research. The Company's products are sold primarily to pharmaceutical firms and research organizations. Principal customers include scientists engaged in drug metabolism studies, as well as those engaged in basic neuroscience research. The Company was the first to commercialize the liquid chromatograph and electrochemistry technology which is now the worldwide standard for the determination of neurotransmitter substances. Research products include in vivo sampling devices, reagent chemicals, electrochemical apparatus and sensors.

The Company's pharmaceutical service contracts generally have terms ranging from several weeks to several years. A portion of the contract fee is generally payable upon acceptance of the agreement with the balance payable in installments over the life of the contract. The contracts are broken down into discrete units of deliverable services for which a fixed fee for each unit is established, and revenue and related direct costs are recognized as specific contract terms are fulfilled under the percentage of completion method utilizing units of delivery. The termination of a contract results in no material adjustments to revenue or direct costs previously recognized, and the Company is entitled to payment for all work performed through the date of notice of termination and all costs associated with termination of a contract. The Company recognizes revenues from the sale of its products and the related costs upon completion of the installation process. Revenue and the related costs of products not requiring installation are recognized upon shipment of the products to customers.

The Company's management believes that fluctuations in the Company's quarterly results are caused by a number of factors, including the Company's success in attracting new business, the size and duration of service contracts, the timing of its clients' decisions to enter into new contracts, the cancellation or delays of ongoing contracts, the timing of acquisitions and other factors, many of which are beyond the Company's control. In fiscal 2001, 19% of the Company's total revenue was derived from customers located outside the United States.
These markets tend to be much more volatile than the United States market. Significant governmental, regulatory, political, economic and cultural issues or changes could adversely affect the growth or profitability of the Company's business activities in any such market.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statement of operations data as a percentage of total revenue.

                                     PERCENTAGE OF REVENUE YEAR
                                         ENDED SEPTEMBER 30,
                                  2001            2000           1999
                                  ----            ----           ----

 Service revenue                  60.1%           57.2%          50.3%
 Product revenue                  39.9            42.8           49.7
                                 -----           -----          -----
   Total revenue                 100.0           100.0          100.0
 Cost of service revenue          38.2            48.1           32.7
 Cost of product revenue          13.8            15.5           19.9
                                 -----           -----          -----
   Total cost of revenue          52.0            63.6           52.6
                                 -----           -----          -----
 Gross profit                     48.0            36.4           47.4
 Operating expenses:
 Selling                          12.7            17.7           19.9
 Research and development          6.4             9.4            9.8
 General and administrative       15.1            15.6           12.8
                                 -----           -----          -----
   Total operating expenses       34.2            42.7           42.5
 Operating income (loss)          13.8            (6.3)           4.9
 Other income (expense), net      (1.5)           (3.2)          (0.6)
                                 -----           -----          -----
 Income (loss) before
   income taxes                   12.3            (9.5)           4.3
 Income taxes (benefit)            5.3            (2.2)           1.4
                                 -----           -----          -----
 Net income (loss)                 7.0%           (7.3)%          2.9%
                                 =====           =====          =====

YEAR ENDED SEPTEMBER 30, 20017 COMPARED WITH YEAR ENDED SEPTEMBER 30, 2000

Total revenue for the year ended September 30, 2001 increased 31.5% to $25.3 million from $19.2 million for the year ended September 30, 2000. Service revenue increased to $15.2 million for the year ended September 30, 2001 from $11.0 million for the year ended September 30, 2000, primarily due to an increased number of bioanalytical, preclinical and pharmaceutical analysis contract services. Product revenue increased to $10.1 million for the year ended September 30, 2001 from $8.2 million for the year ended September 30, 2000, primarily due to the Culex(R) Automated Blood Sampling System, epsilon(TM) and related products.

Costs of revenue increased 7.7% to $13.2 million for the year ended September 30, 2001 from $12.2 million for the year ended September 30, 2000. This increase of $1.0 million was due to the increase in corresponding revenue. Costs of revenue for the Company's services decreased to 63.5% as a percentage of services revenue for the year ended September 30, 2001 from 84.1% of services revenue for the year ended September 30, 2000, due to additional bioanalytical, preclinical and pharmaceutical analysis service revenue without a comparable increase in corresponding labor costs. Costs of revenue for the Company's products decreased to 34.7% as a percentage of product revenue for the year ended September 30, 2001 from 36.2% of product revenue for the year ended September 30, 2000, primarily due to a change in product mix.

Selling expenses for the year ended September 30, 2001 decreased 5.8% to $3.2 million from $3.4 million during the year ended September 30, 2000, due to decreased foreign commission expense. Research and development expenses for the year ended September 30, 2001 decreased 10.8% to $1.6 million from $1.8 million for the year ended September 30, 2000, due to the increase in research grant reimbursements. General and administrative expenses for the year ended September 30, 2001 increased 27.6% to $3.8 million from $3.0 million for the year ended September 30, 2000, primarily due to organizational restructuring of our preclinical operation, increased health care costs and the increase in utilities.

Other income (expense), net, was $(384,000) in the year ended September 30, 2001 compared to $(621,000) in the year ended September 30, 2000, as a result of the decrease in interest expense due to decreased use of the line of credit.

The Company's effective tax rate for 2001 was 43.1%, compared to 23.8% for fiscal 2000. This increase was primarily due to the increase in earnings and the impact of nondeductible foreign losses incurred in fiscal 2001.

YEAR ENDED SEPTEMBER 30, 2000, COMPARED WITH YEAR ENDED SEPTEMBER 30, 1999

Total revenue for the year ended September 30, 2000 decreased 3.2% to $19.2 million from $19.9 million for the year ended September 30, 1999. Service revenue increased to $11.0 million for the year ended September 30, 2000 from $10.0 million for the year ended September 30, 1999, primarily as a result of the addition of preclinical services through the acquisition of T.P.S., Inc. This increase was more than offset by the decrease in product sales. Product revenue decreased to $8.2 million for the year ended September 30, 2000 from $9.9 million for the year ended September 30, 1999, primarily due to the decrease in sales to the Pacific Rim and Europe.

Costs of revenue increased 17.0% to $12.2 million for the year ended September 30, 2000 from $10.4 million for the year ended September 30, 1999. This increase of $1.8 million was largely due to the addition of costs of services from the acquisition of T.P.S., Inc. Costs of revenue for the Company's services increased to 84.1 % as a percentage of services revenue for the year ended September 30, 2000 from 65.0% of services revenue for the year ended September 30, 1999, due to the addition of costs of services from the acquisition of T.P.S., Inc. Costs of revenue for the Company's products decreased to 36.2% as a percentage of product revenue for the year ended September 30, 2000 from 40.0% of product revenue for the year ended September 30, 1999, due primarily to a change in product mix.

Selling expenses for the year ended September 30, 2000 decreased 13.8% to $3.4 million from $3.9 million during the year ended September 30, 1999, due to decreased foreign commission expense. Research and development expenses for the year ended September 30, 2000 decreased 7.6% to $1.8 million from $2.0 million for the year ended September 30, 1999, due to the decrease in research grant activity. General and administrative expenses for the year ended September 30, 2000 increased 17.3% to $3.0 million from $2.6 million for the year ended September 30, 1999, primarily as a result of the addition of expenses from the acquisition of T.P.S., Inc.

Other income (expense), net, was $(621,000) in the year ended September 30, 2000 as compared to $(114,000) in the year ended September 30, 1999, as a result of the increase in interest expense due to increased use of the line of credit.

The Company's effective tax rate for 2000 was 23.8%, compared to 32.8% for fiscal 1999. This decrease was primarily due to nondeductible foreign losses incurred in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company's principal sources of cash have been cash flow generated from operations and funds received from bank borrowings and other financings. At September 30, 2001, the Company had cash and cash equivalents of $374,000, compared to cash and cash equivalents of $478,000 at September 30, 2000. The decrease in cash resulted primarily from capital expenditures made to expand the Company's facilities and operations.

The Company's net cash provided by operating activities was $4,028,000 for the year ended September 30, 2001. Cash provided by operations during the year ended September 30, 2001 consisted of net income of $1,767,000, non-cash charges of $2,143,000 and a net decrease of $118,000 in operating assets and liabilities. The most significant increase in operating liabilities related to accounts payable, which increased $1,220,000 at September 30, 2001.

Cash used by investing activities decreased to $1.6 million for the year ended September 30, 2001 from $2.0 million for the year ended September 30, 2000, primarily due to payments relating to the acquisition of T.P.S., Inc. in the year ended September 30, 2000. Cash used by financing activities for the year ended September 30, 2001 was $2.5 million, due to the payments on the line of credit and long-term debt.

The Company's net cash used by operating activities was $539,000 for the year ended September 30, 2000. Cash used by operations during the year ended September 30, 2000 consisted of net loss of $1,382,000, less non-cash charges of $1,448,000, plus a net increase of $605,000 in operating assets and liabilities. The most significant decrease in operating liabilities related to accounts payable, which decreased $787,000 at September 30, 2000.

Cash used by investing activities decreased to $2.0 million for the year ended September 30, 2000 from $4.0 million for the year ended September 30, 1999, primarily as a result of the reduction of Company purchases of laboratory equipment. Cash provided by financing activities for the year ended September 30, 2000 was $1.1 million, due to the increased use of the line of credit offset by payments on long-term debt.

Total expenditures by the Company for property and equipment were $1.7 million, $1.6 million and $4.1 million in fiscal 2001, 2000 and 1999, respectively. Expenditures made in connection with the expansion of the Company's operating facilities and purchases of laboratory equipment account for the largest portions of these expenditures. The capital investments relate to the purchase of additional laboratory equipment corresponding to anticipated increases in research services to be provided by the Company. The Company expects to make other investments to expand its operations through internal growth and strategic acquisitions, alliances and joint ventures. In addition, the Company entered into a $2.5 million commitment in 2001 to expand facilities at its preclinical site in Evansville, Indiana.

Based on its current business activities, the Company believes cash generated from its operations and amounts available under its existing bank line of credit and credit facility will be sufficient to fund the Company's working capital and capital expenditure requirements for the foreseeable future.

The Company has a revolving line of credit, which expires April 1, 2002 and allows borrowings of up to $3,500,000. Interest accrues monthly on the outstanding balance at the banks prime rate minus 25 to plus 75 basis points (5.25% at September 30, 2001) or at the London Interbank Offered Rate (LIBOR) plus 200 to 300 basis points, as elected by the Company, depending upon certain financial ratios. The line is collateralized by inventories and accounts receivable and requires the Company to maintain certain financial ratios. The Company pays a fee equal to 0.125 to 0.5 basis points, depending on certain financial ratios, on the unused portion of the line of credit. As of September 30, 2001 and 2000, interest on the entire outstanding balance was based on the prime rate minus 25 basis points and the prime rate minus 50 basis points, respectively. The balance outstanding on this line of credit at September 30, 2001 was $236,000.

On June 24, 1999 the Company obtained a $3,500,000 commercial mortgage with a bank on the property in West Lafayette, Indiana. The mortgage note requires 59 monthly principal payments of $19,444 plus interest followed by a final payment for the unpaid principal amount of $2,352,804 due June 24, 2004. Interest is charged at the one-month LIBOR rate plus 200 basis points (5.58% at September 30, 2001).

INFLATION

The Company believes that inflation has not had a material adverse effect on its business, operations or financial condition.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to the notes to consolidated financial statements for a discussion of recently issued accounting standards.

CONSOLIDATED BALANCE SHEETS

                                                                SEPTEMBER 30,
                                                                -------------
                                                           2001               2000
                                                           ----               ----
ASSETS
Current assets:
  Cash and cash equivalents                           $    373,738        $    477,635
  Accounts receivable
    Trade                                                3,634,143           3,012,003
    Grants                                                 116,719              37,224
    Unbilled revenues and other                            514,997             313,220
  Inventories                                            2,391,081           2,234,644
  Deferred income taxes                                    442,903             410,796
  Refundable income taxes                                  325,001             313,043
  Prepaid expenses                                          71,062              55,998
                                                      ------------        ------------
Total current assets                                     7,869,644           6,854,563
Property and equipment
  Land and improvements                                    495,624             495,390
  Buildings and improvements                            13,507,731          13,339,603
  Machinery and equipment                               10,795,295           9,536,275
  Office furniture and fixtures                          1,092,452           1,072,362
  Construction in process                                  112,790               7,039
                                                      ------------        ------------
                                                        26,003,892          24,450,669
  Accumulated depreciation and amortization             (7,082,300)         (5,537,957)
                                                      ------------        ------------
                                                        18,921,592          18,912,712
                                                      ------------        ------------
Goodwill, less accumulated amortization of
  $280,871 in 2001 and $213,169 in 2000                    962,924             990,123
Other assets                                               222,494             139,208
                                                      ------------        ------------
Total assets                                          $ 27,976,654        $ 26,896,606
                                                      ============        ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                    $  2,618,788        $  1,398,326
  Income taxes payable                                     176,000               1,956
  Accrued expenses                                         746,741             618,998
  Customer advances                                      1,063,467           1,163,152
  Revolving line of credit                                 235,687           2,267,281
  Current portion of capital lease obligations             261,123             239,916
  Current portion of long-term debt                        233,328             234,097
                                                      ------------        ------------
Total current liabilities                                5,335,134           5,923,726
Capital lease obligations, less current portion            402,276             663,399
Long-term debt, less current portion                     2,741,684           2,975,012
Deferred income taxes                                    1,667,231           1,272,811
Shareholders' equity
  Preferred Shares
    Authorized shares - 1,000,000
    Issued and outstanding shares - none                       ---                 ---
  Common shares, no par value
    Authorized shares - 19,000,000
    Issued and outstanding shares -
      4,569,416 in 2001 and 4,562,645 in 2000            1,012,190           1,010,690
  Additional paid-in capital                            10,506,200          10,496,505
  Retained earnings                                      6,344,666           4,577,909
  Accumulated other comprehensive loss                     (32,727)            (23,446)
                                                      ------------        ------------
Total shareholders' equity                              17,830,329          16,061,658
                                                      ------------        ------------
Total liabilities and shareholders' equity            $ 27,976,654        $ 26,896,606
                                                      ============        ============

                                See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED SEPTEMBER 30,
                                                                   ------------------------
                                                          2001                2000               1999
                                                          ----                ----               ----

Service revenue                                       $ 15,202,066        $ 10,999,609        $ 9,992,670
Product revenue                                         10,072,582           8,223,692          9,858,271
                                                      ------------        ------------        -----------
    Total revenue                                       25,274,648          19,223,301         19,850,941

Cost of service revenue                                  9,660,288           9,245,380          6,498,817
Cost of product revenue                                  3,494,258           2,973,787          3,943,437
                                                      ------------        ------------        -----------
    Total cost of revenue                               13,154,546          12,219,167         10,442,254
                                                      ------------        ------------        -----------
Gross profit                                            12,120,102           7,004,134          9,408,687

Operating expenses:
  Selling                                                3,204,056           3,400,273          3,942,681
  Research and development                               1,611,045           1,805,933          1,955,673
  General and administrative                             3,814,601           2,990,234          2,549,806
                                                      ------------        ------------        -----------
    Total operating expenses                             8,629,702           8,196,440          8,448,160
                                                      ------------        ------------        -----------
Operating income (loss)                                  3,490,400          (1,192,306)           960,527
Interest income                                              5,910              15,483             30,842
Interest expense                                          (417,211)           (553,715)          (226,518)
Other income (expense)                                      46,479             (34,067)            93,520
Loss on sale of property and equipment                     (18,671)            (48,708)           (11,293)
                                                      ------------        ------------        -----------
Income (loss) before income taxes                        3,106,907          (1,813,313)           847,078
Income taxes (benefit)                                   1,340,150            (431,303)           277,501
                                                      ------------        ------------        -----------
Net income (loss)                                     $  1,766,757        $ (1,382,010)       $   569,577
                                                      ============        ============        ===========
Net income (loss) per share:
  Basic                                                     $ 0.39             $ (0.30)            $ 0.13
  Diluted                                                   $ 0.38             $ (0.30)            $ 0.12
Weighted average common shares outstanding:
  Basic                                                  4,564,620           4,550,336          4,505,819
  Diluted                                                4,600,498           4,550,336          4,675,850

                                         See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                     ACCUMULATED
                                                                                                       OTHER
                                                                   ADDITIONAL                       COMPREHENSIVE        TOTAL
                                    PREFERRRED        COMMON         PAID-IN          RETAINED         INCOME        SHAREHOLDERS'
                                      SHARES          SHARES         CAPITAL          EARNINGS         (LOSS)           EQUITY
                                   -----------      ---------      -----------      -----------     -------------    -------------

BALANCE AT SEPTEMBER 30, 1998      $       ---     $  995,778      $10,467,957      $ 5,390,342      $  (10,568)      $16,843,509
Comprehensive income (loss)
  Net income                               ---            ---              ---          569,577             ---           569,577
  Other comprehensive loss:
    Foreign currency translation
      adjustments                          ---            ---              ---              ---         (10,027)          (10,027)
                                                                                                                      -----------
  Total comprehensive income                                                                                              559,550
Exercise of stock options                  ---          4,214           14,021              ---             ---            18,235

BALANCE AT SEPTEMBER 30, 1999      $       ---     $  999,992      $10,481,978      $ 5,959,919      $  (20,595)      $17,421,294
Comprehensive income (loss)
  Net income                               ---            ---              ---       (1,382,010)            ---        (1,382,010)
  Other comprehensive loss:
    Foreign currency translation
      adjustments                          ---            ---              ---              ---          (2,851)           (2,851)
                                                                                                                      -----------
  Total comprehensive income                                                                                           (1,384,861)
Exercise of stock options                  ---         10,698           14,527              ---             ---            25,225

BALANCE AT SEPTEMBER 30, 2000      $       ---     $1,010,690      $10,496,505      $ 4,577,909      $  (23,446)      $16,061,658
Comprehensive income (loss)
  Net income                               ---            ---              ---        1,766,757             ---         1,766,757
  Other comprehensive loss:
    Foreign currency translation
      adjustments                          ---            ---              ---              ---          (9,281)           (9,281)
                                                                                                                      -----------
  Total comprehensive income                                                                                            1,757,476)
Exercise of stock options                  ---          1,500            9,695              ---             ---            11,195


BALANCE AT SEPTEMBER 30, 2001      $       ---     $1,012,190      $10,506,200      $ 6,344,666       $ (32,727)      $17,830,329


                                                      See accompanying notes.



CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   YEAR ENDED SEPTEMBER 30,
                                                                                   ------------------------
                                                                         2001               2000              1999
                                                                         ----               ----              ----

OPERATING ACTIVITIES
Net income (loss)                                                    $  1,766,757      $ (1,382,010)      $   569,577
Adjustments to reconcile net income (loss) to
net cash provided (used) by operating activities:
  Depreciation                                                          1,600,435         1,516,728         1,196,353
  Amortization                                                            161,274           119,685            81,208
  Loss on sale of property and equipment                                   18,671            48,708            11,293
  Deferred income taxes                                                   362,313          (237,330)           31,901
  Changes in operating assets and liabilities:
    Accounts receivable                                                  (903,212)          534,160          (637,781)
    Inventories                                                          (156,437)        (440, 878)           89,947
    Prepaid expenses and other assets                                    (232,425)          108,828            19,530
    Accounts payable                                                    1,220,462          (787,123)           79,374
    Income taxes payable                                                  162,086          (313,347)         (153,220)
    Accrued expenses                                                      127,743         (337, 834)          463,367
    Customer advances                                                     (99,885)          631,253          (164,899)
                                                                     ------------      ------------       -----------
Net cash provided (used) by operating activities                        4,027,782          (539,160)        1,586,650

INVESTING ACTIVITIES
Capital expenditures                                                   (1,673,411)       (1,572,627)       (4,054,319)
Proceeds from sale of property and equipment                               45,425            13,972            42,492
Payments for purchase of net assets from
  T.P.S., Inc. net of cash acquired                                           ---          (446,469)              ---
                                                                     ------------      ------------       -----------
Net cash used by investing activities                                  (1,627,986)       (2,005,124)       (4,011,827)

FINANCING ACTIVITIES
Borrowings on line of credit                                            1,003,428         2,784,572         2,850,000
Payments on line of credit                                             (3,035,022)         (781,199)       (2,850,000)
Payments on capital lease obligations                                    (239,916)         (220,432)         (308,447)
Borrowings of long-term debt                                                  ---               ---         3,500,000
Payments of long-term debt                                               (234,097)        (707, 841)          (58,332)
Net proceeds from the exercise of stock options                            11,195            25,225            18,235
                                                                     ------------      ------------       -----------
Net cash provided (used) by financing activities                       (2,494,412)        1,100,325         3,151,456
Effect of exchange rate changes                                            (9,281)           (2,815)          (10,027)
                                                                     ------------      ------------       -----------
Net increase (decrease) in cash and cash equivalents                     (103,897)       (1,446,774)          716,252
Cash and cash equivalents at beginning of year                            477,635         1,924,409         1,208,157
                                                                     ------------      ------------       -----------
Cash and cash equivalents at end of year                             $    373,738      $    477,635       $ 1,924,409
                                                                     ------------      ------------       -----------

                                                See accompanying notes.

1.   SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Bioanalytical Systems, Inc. and its subsidiaries (the Company) engage in laboratory services, consulting and research related to human and animal health care. The Company also manufactures scientific instruments and software for use in the same activities. The Company's customers include principally pharmaceutical companies and are located in the United States and throughout the world.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

FINANCIAL INSTRUMENTS

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable. The Company performs periodic credit evaluations of its customers' financial conditions and generally does not require collateral on trade accounts receivable.

The Company's cash and cash equivalents, accounts receivable, accounts payable and certain other accrued liabilities are all short term in nature and their carrying amounts approximate fair value. The Company's bank debt has primarily variable interest rates, thus their carrying amounts approximate fair value.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method. GOODWILL Goodwill represents the excess of cost of acquisitions over the fair value of net assets acquired and is amortized by the straight-line method over periods ranging from 15 to 20 years.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, including interest capitalized in connection with the construction of major facilities. Depreciation, including amortization on capital leases, is computed using the straight-line method over the estimated useful lives of 3 through 40 years. Expenditures for maintenance and repairs are charged to expense as incurred.

LONG-LIVED ASSETS

The carrying value of the long-lived assets, including goodwill, is periodically reviewed by management. If management's review indicates that the carrying value may be impaired, then the impairment amount will be written off.

REVENUE RECOGNITION

The Company's pharmaceutical service contracts generally have terms ranging from several weeks to several years. The typical contract is six months to one year in duration. A portion of the contract fee is generally payable upon acceptance of the agreement with the balance payable in installments over the life of the contract. A majority of the Company's contracts are broken down into discrete units of deliverable services for which a fixed fee for each unit is established and revenue and related direct costs are recognized as units of deliverable services are fulfilled. For all other service contracts, the Company allocates a ratable portion of the total contract fee to the units of deliverable services and recognizes revenue and the related direct costs as the units of deliverable services are fulfilled. The Company recognizes revenues from the sale of its products and the related costs upon completion of the installation process. Revenue and the related costs of products not requiring installation are recognized upon shipment of the products to customers.

Unbilled revenues represent revenues earned under contracts in advance of billings.

ADVERTISING EXPENSE

The Company expenses advertising costs as incurred. Advertising expense was $195,833, $306,737 and $308,831 for 2001, 2000 and 1999, respectively.

NEW ACCOUNTING PRONOUCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was effective October 1, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Currently, the Company does not use derivatives.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will apply the new accounting rules beginning October 1, 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $77,000 ($.02 per share) per year. The Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of October 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of LongLived Assets." SFAS No. 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and also supercedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. Among its many provisions, SFAS No. 144 retains the fundamental requirements of both previous standards, however, it resolves significant implementation issues related to FASB Statement No. 121 and broadens the separate presentation of discontinued operations in the income statement required by APB Opinion No. 30 to include a component of an entity (rather than a segment of a business). The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 with early application encouraged. The Company does not believe, based on current circumstances, the effect of adoption of SFAS No. 144 will be material.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STOCK OPTIONS

In accordance with Statement of Financial Accounting Standards No. 123 (SFAS No.
123), "Accounting for Stock-Based Compensation," the Company uses the intrinsic value method to account for stock options, consistent with the existing rules established by Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees."

RECLASSIFICATIONS

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

2.   EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common and common equivalent shares outstanding. Common equivalent shares include the dilutive effect of employee and director options to purchase common shares and convertible preferred shares, which are assumed to be converted. The dilutive effect of employee and director options to purchase common shares was to increase the weighted average number of common shares outstanding by 35,878 and 170,031 shares in 2001 and 1999, respectively. There was no dilutive effect of employee and director options to purchase common shares for 2000.

3.   ACQUISITIONS

Effective October 1, 1999, the Company acquired all of the capital stock of T.P.S., Inc. for cash approximating $400,000 and $740,000 in assumption of debt. The acquired business provides toxicology services to the pharmaceutical industry.

The acquisition was accounted for using the purchase method of accounting, and the results of operations have been included in the consolidated financial statements since the effective date of acquisition. The purchase price was allocated to the net assets acquired based upon the fair market value at the date of acquisition.

On an unaudited pro forma basis, revenue, net income and net income per common share (diluted) for the years ended September 30, 1999 was $21,790,000, $194,000 and $0.04. This pro forma data presents the consolidated results of operations as if the acquisition had occurred on October 1, 1998, after giving effect to certain adjustments, increased interest expense and related income tax effects.

The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the acquisition been in effect on the date indicated, or which may occur in the future.

Pro forma amounts for the year ended September 30, 1999 were computed using financial data for T.P.S., Inc. for the year ended December 31 as it was not practicable to determine the September 30 year-end results.

4.   INVENTORIES

Inventories at September 30 consisted of the following:

                                      2001            2000
                                      ----            ----

          Raw materials$        $ 1,322,182       $ 1,288,121
          Work in progress          302,706           374,950
          Finished goods            876,646           671,361
                                -----------       -----------
                                  2,501,534         2,334,432
          LIFO  reserve            (110,453)          (99,788)
                                -----------       -----------
                                $ 2,391,081       $ 2,234,644
                                ===========       ===========

5.   DEBT ARRANGEMENTS

The Company has a revolving line of credit, which expires April 1, 2002 and allows borrowings of up to $3,500,000. Interest accrues monthly on the outstanding balance at the banks prime rate minus 25 to plus 75 basis points (5.25% at September 30, 2001) or at the London Interbank Offered Rate (LIBOR) plus 200 to 300 basis points, as elected by the Company, depending upon certain financial ratios. The line is collateralized by inventories and accounts receivable and requires the Company to maintain certain financial ratios. The Company pays a fee equal to 0.125 to 0.5 basis points, depending on certain financial ratios, on the unused portion of the line of credit. As of September 30, 2001 and 2000, interest on the entire outstanding balance was based on the prime rate minus 25 basis points and the prime rate minus 50 basis points, respectively. The balance outstanding on this line of credit at September 30, 2001 was $236,000.

On June 24, 1999 the Company obtained a $3,500,000 commercial mortgage with a bank. The mortgage note requires 59 monthly principal payments of $19,444 plus interest, followed by a final payment for the unpaid principal amount of $2,352,804 due June 24, 2004. Interest is charged at the one-month LIBOR rate plus 200 basis points (5.58% at September 30, 2001).

Cash interest payments of $329,544, $498,513 and $287,058 were made in 2001, 2000 and 1999, respectively. Cash interest payments for 1999 included interest of $64,833 which was capitalized. These amounts included interest required to be paid on a portion of the undistributed earnings of a subsidiary, which qualifies as a domestic international sales corporation.

6.   LEASE ARRANGEMENTS

The Company has capital lease arrangements to finance the acquisition of equipment. Future minimum lease payments, based upon scheduled payments under the lease arrangements, as of September 30, 2001, are as follows:

        2002                              $ 307,494
        2003                                302,215
        2004                                126,932
                                          ---------
        Total minimum lease payments        736,641
        Amounts representing interest       (73,242)
                                          ---------
        Present value of minimum lease
          payments                          663,399
        Less current portion               (261,123)
                                          ---------
                                          $ 402,276
                                          =========

The total amount of property and equipment capitalized under capital lease obligations as of both September 30, 2001 and 2000 was $1,917,625. Accumulated amortization on capital leases at September 30, 2001 and 2000 was $855,100 and $668,852, respectively.

The Company leases office space under a noncancelable operating lease that terminates in 2004. This lease contains renewal options ranging from one to five years. Total rental expense was $22,903, $32,499 and $33,849 in 2001, 2000 and 1999, respectively.

Future minimum lease payments at September 30, 2001 are as follows:

                  2002          $ 19,890
                  2003            19,890
                  2004             3,315
                                --------
                                $ 43,095

7.   INCOME TAXES

Significant components of the Company's deferred tax liabilities and assets as of September 30 are as follows:

                                              2001            2000
                                              ----            ----
      Deferred tax liabilities:
        Tax over book depreciation         $ 1,383,003     $ 1,226,170
        Deferred DISC income                   170,321         170,321
                                           -----------     -----------
      Total deferred liabilities             1,553,324       1,396,491
      Deferred tax assets:
        Inventory pricing                      123,008         117,636
        Accrued vacation                       155,935         154,982
        Tax credit carry forward                32,587         205,000
        Other-net                               17,466          56,858
        Foreign net operating loss             484,314         396,697
                                           -----------     -----------
      Total deferred tax assets                813,310         931,173
      Valuation allowance for
        deferred tax assets                   (484,314)       (396,697)
                                           -----------     -----------
      Net deferred tax assets                  328,996         534,476
                                           -----------     -----------
      Net deferred tax liabilities         $ 1,224,328     $   862,015
                                           ===========     ===========

Significant components of the provision (benefit) for income taxes are as follows:

                               2001              2000           1999
                               ----              ----           ----
       Current:
         Federal            $   680,469     $  (245,378)    $  146,471
         State                  297,368          51,405         99,129
                            -----------     -----------     ----------
       Total current            977,837        (193,973)       245,600
       Deferred:
         Federal                337,601        (230,925)        25,581
         State                   24,712          (6,405)         6,320
                            -----------     -----------     ----------
       Total deferred           362,313        (237,330)        31,901
                            -----------     -----------     ----------
                            $ 1,340,150     $  (431,303)    $  277,501
                            ===========     ===========     ==========

The effective income tax rate varied from the statutory federal income tax rate as follows:

                                                    2001    2000     1999
                                                    ----    ----     ----
Statutory federal income tax rate                  34.0%    34.0%    34.0%
Increases (decreases):
  Amortization of goodwill and
    other nondeductible expenses                    0.9     (0.6)     2.9
  Benefit of foreign sales corporation, net        (0.9)     1.5     (5.7)
  State income taxes, net of federal tax benefit    5.8     (1.6)     8.2
  Research and development credit                  (1.0)     ---     (7.2)
  Nondeductible foreign losses                      3.4    (11.5)     1.1
  Other                                             0.9      2.0     (0.5)
                                                   43.1%    23.8%    32.8%

In fiscal 2001, 2000 and 1999, the Company's foreign operations generated a loss before income taxes of $359,297, $612,496 and $26,771, respectively.

Payments made in 2001, 2000 and 1999 for income taxes amounted to $1,095,000, $67,000 and $212,400, respectively.

The Company has foreign net operating loss carryforwards that begin to expire in fiscal 2021.

8.   STOCK OPTION PLANS

During fiscal 1989,  the Company  established  an Outside  Director Stock Option
Plan whereby options to purchase shares of the Company's common shares at fair market value can be granted to outside directors. Options granted become exercisable in four equal installments beginning two years after the date of the grant. The plan terminated on January 1, 1999.

During fiscal 1990, the Company established an Employee Incentive Stock Option Plan whereby options to purchase shares of the Company's common shares at fair market value can be granted to employees of the Company. Options granted become exercisable in four equal installments beginning two years after the date of the grant. The plan terminated in 2000.

The Company adopted new stock option plans, discussed below, in connection with its initial public offering and accordingly does not plan to grant any more options pursuant to the plans discussed above.

During fiscal 1998, the Company established an Employee Stock Option Plan whereby options to purchase shares of the Company's common shares at fair market value can be granted to employees of the Company. Options granted become exercisable in four equal installments beginning two years after the date of grant. The plan terminates in fiscal 2008.

During fiscal 1998,  the Company  established  an Outside  Director Stock Option
Plan whereby options to purchase shares of the Company's common shares at fair market value can be granted to outside directors. Options granted become exercisable in four equal installments beginning two years after the date of grant. The plan terminates in fiscal 2008.

A summary of the Company's stock option activity and related information for the years ended September 30 is as follows:

                                2001                       2000                       1999
                         -------------------        -------------------        -------------------
                                    WEIGHTED                   WEIGHTED                   WEIGHTED
                                    AVERAGE                    AVERAGE                    AVERAGE
                                    EXERCISE                   EXERCISE                   EXERCISE
                         OPTIONS     PRICE          OPTIONS     PRICE          OPTIONS     PRICE
                         -------    --------        -------    --------        -------    --------
Outstanding -
  beginning of year      134,235     $4.27          206,299     $3.35          164,343     $2.70
Exercised                 (6,771)     1.65          (48,296)     0.52          (19,030)     0.96
Granted                      ---       ---            5,000      2.88           73,000      4.25
Terminated                (2,500)     5.00          (28,768)     3.75          (12,014)     3.73
Outstanding  -
  end of year            124,964     $4.39          134,235     $4.27          206,299     $3.35

                                    WEIGHTED
                    NUMBER           AVERAGE       WEIGHTED        NUMBER         WEIGHTED
  RANGE OF       OUTSTANDING        REMAINING       AVERAGE      EXERCISABLE       AVERAGE
  EXERCISE       SEPTEMBER 30,     CONTRACTUAL     EXERCISE     SEPTEMBER 30,     EXERCISE
   PRICES            2001             LIFE          PRICE           2001            PRICE
------------     -------------     -----------     --------     -------------     --------
$1.01 - 1.50          2,271           0.28           $1.33         2,271            $1.33
$1.51 - 2.10         36,943           1.47           $1.70        36,943            $1.70
$2.11 - 8.00         85,750           6.85           $5.64        33,000            $5.95
                    -------                                       ------
                    124,964                                       72,214
                    =======                                       ======

Disclosure of pro forma information regarding net income and earnings per share is required by SFAS No. 123 as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method as defined by that Statement. The fair value for options granted by the Company was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

  Risk-free interest rate                   5.50%
  Dividend yield                            0.00%
  Volatility factor of the expected market
    price of the Company's common stock     0.53 (0.53 in 2000, 0.43 in 1999)
  Expected life of the options (years)      7.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options are amortized to expense over the related vesting period.

The Company's pro forma information giving effect to the estimated compensation expense related to stock options is as follows:

                                             2001            2000          1999
                                             ----            ----          ----
Pro forma net income (loss)             $1,746,501     $(1,415,284)     $504,268
Pro forma net income (loss) per share   $     0.38     $     (0.31)     $   0.11

The weighted average fair value of options granted was $1.64 and $2.29 in 2000 and 1999, respectively. No options were granted in 2001.

9.   RETIREMENT PLAN

Effective July 1, 1984, the Company established an Internal Revenue Code Section 401 (k) Retirement Plan (the Plan) covering all employees over twenty-one years of age with at least one year of service. Under the terms of the Plan, the Company contributes 2% of each participant's total wages to the Plan. The Plan also includes provisions for various contributions which may be instituted at the discretion of the Board of Directors. The contribution made by the participant may not exceed 18% of the participant's annual wages. The Company made no discretionary contributions under the plan in 2001, 2000 and 1999. Contribution expense was $324,674, $256,107 and $227,022 in 2001, 2000 and 1999,
respectively.

10.  SEGMENT INFORMATION

The Company operates in two principal segments - analytical services and analytical products. The Company's analytical services unit provides analytical chemistry support on a contract basis directly to pharmaceutical companies. The Company's analytical products unit provides liquid chromatography, electrochemical and physiological monitoring products to pharmaceutical companies, universities, government research centers and medical research institutions. The Company evaluates performance and allocates resources based on these segments. The accounting policies of theses segments are the same as those described in the summary of significant accounting policies.

OPERATING  SEGMENTS
                                                 YEAR ENDED SEPTEMBER 30,
                                                 ------------------------
                                            1999         2001         2000
                                            ----         ----         ----
                                                    (in thousands)

REVENUE
Service                                  $ 15,202     $ 10,999     $  9,993
Product                                    10,073        8,224        9,858
Total revenue                            $ 25,275     $ 19,223     $ 19,851

OPERATING  INCOME (LOSS)
Service                                  $  2,629     $   (409)    $  2,075
Product                                       861         (783)      (1,114)
Total operating income (loss)               3,490       (1,192)         961
Corporate expenses                           (383)        (621)        (114)
Income (loss) before income taxes        $  3,107     $ (1,813)    $    847

IDENTIFIABLE ASSETS
Service                                  $ 18,396     $ 17,772     $ 16,523
Product                                     9,581        9,125        9,798
Total assets                             $ 27,977     $ 26,897     $ 26,321


                                                 YEAR ENDED SEPTEMBER 30,
                                                 ------------------------
                                            2001         2000         1999
                                            ----         ----         ----
                                                    (in thousands)

DEPRECIATION AND AMORTIZATION
Service                                  $  1,242     $  1,218     $    912
Product                                       520          418          366
Total depreciation and amortization      $  1,762     $  1,636     $  1,278

CAPITAL EXPENDITURES
Service                                  $  1,584     $  1,269     $  3,285
Product                                        89          304          769
Total capital expenditures               $  1,673     $  1,573     $  4,054


GEOGRAPHIC INFORMATION
                                                 YEAR ENDED SEPTEMBER 30,
                                                 ------------------------
                                            2001         2000         1999
                                            ----         ----         ----
                                                    (in thousands)

Sales to external customers:
North America                            $ 20,536     $ 13,891     $ 13,012
Pacific Rim:
  Japan                                       242          580          716
  Other                                       660          232          695
Europe                                      2,337        2,317        2,776
Other                                       1,500        2,203        2,652
                                         $ 25,275     $ 19,223     $ 19,851

Long-lived assets:
North America                            $ 18,691     $ 18,467     $ 16,991
Europe                                      1,416        1,575        1,609
                                         $ 20,107     $ 20,042     $ 18,600

MAJOR CUSTOMERS

During 2001, 2000 and 1999, a major United States-based pharmaceutical company accounted for approximately 18.9%, 21.0% and 22.2%, respectively, of the Company's total revenues and 23.6% and 16.4% of total trade accounts receivable at September 30, 2001 and 2000, respectively.

During 2001 and 2000, another major United States-based pharmaceutical company accounted for approximately 11.7% and 12.2%, respectively, of the Company's total revenues and 10.7% and 13.8% of total trade accounts receivable at September 30, 2001 and 2000, respectively.

11.  LITIGATION

In April 1997, CMA Microdialysis Holding A.B. (CMA) filed an action against the Company in the United States District Court for the District of New Jersey in which CMA alleged that the Company's microdialysis probes infringe U.S. Patent No. 4,693,832. During the quarter ended December 31, 2000, the Company settled this case for an immaterial amount.

12.  COMMITMENT

During 2001, the Company signed a letter of intent to expand facilities at its preclinical site in Evansville, Indiana. The commitment is for approximately $2.5 million. Construction of the facilities expansion is expected to be completed in December 2002.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

Bioanalytical Systems, Inc.

We have audited the accompanying consolidated balance sheets of Bioanalytical Systems, Inc. as of September 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bioanalytical Systems, Inc. at September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States.

                                                 /s/ Ernst & Young LLP

Indianapolis, Indiana
November 1, 2001

CORPORATE INFORMATION

ANNUAL MEETING OF SHAREHOLDERS
February 21, 2002
West Lafayette, Indiana

AUDITORS
Ernst & Young LLP
Indianapolis, Indiana

TRANSFER AGENT
Corporate Trust Department
National City
Bank 1900 East 9th Street
Cleveland, Ohio 44114

COMMON SHARES

Bioanalytical Systems, Inc. common shares are traded on the Nasdaq National Market under the symbol BASI.

The following table sets forth by calendar quarter the high and low sales prices of the common shares on the Nasdaq National Market System. The approximate number of holders of common shares is 1,700.

        FISCAL         1 ST QTR.     2ND QTR.     3RD QTR.     4TH QTR.
        ------         ---------     --------     --------     --------

        2001
        High             2.781        3.875        9.040        13.900
        Low              2.125        2.313        3.000         5.000

        2000
        High             3.875        5.250        3.844         3.500
        Low              2.250        2.563        2.500         2.375

The Company has not paid any cash dividends on its common shares for the two most recent fiscal years. The Company has no intention to pay cash dividends in the foreseeable future.

INQUIRIES

A copy of the Company's 2001 Form 10-K Annual Report filed with the Securities and Exchange Commission is available without charge upon written request. Media inquiries and requests for the 10-K and investor's kits should be directed to:

        Corporate Communications Director
        Bioanalytical Systems, Inc.
        2701 Kent Avenue
        West Lafayette,  IN 47906

USA  Inquiries  from  shareholders,   security  analysts,   portfolio  managers,
registered representatives and other interested parties should be directed to:

        Investor Relations
        Bioanalytical Systems, Inc.
        (765) 463-4527
        www.bioanalytical.com

BOARD OF DIRECTORS
Peter T. Kissinger, Ph.D.
Chairman, President and Chief Executive Officer
Ronald E. Shoup, Ph.D.
President, BAS Analytics
Candice B. Kissinger
Senior Vice President, Marketing
William E. Baitinger
Special Assistant to the Vice President For Research,
Purdue  University
Michael K. Campbell  President and
Chief Executive Officer,
Powerway, Inc.
John A. Kraeutler
President and Chief Operating Officer,
Meridian Bioscience, Inc.
W. Leigh Thompson, Ph.D., M.D.
Chief Executive Officer,
Profound Quality Resources, Inc.


EXECUTIVE MANAGEMENT
Peter T. Kissinger,  Ph.D.
Chairman,  President and Chief Executive Officer
Ronald E. Shoup, Ph.D.
President,  BAS Analytics
Douglas P. Wieten
Chief Financial Officer and Treasurer
Vice President,  Finance
Candice B. Kissinger
Senior Vice President, Marketing
Craig S. Bruntlett, Ph.D.
Senior Vice President,
International Sales
Donnie A. Evans
Vice President, Engineering
Stephen Geary, Ph.D.
Vice President, U.S. Sales and Marketing
Lina L. Reeves-Kerner
Vice President, Human Resources
Michael P. Silvon, Ph.D.
Vice President, Business Development
Michelle L. Troyer
Corporate Controller

SCIENTIFIC ADVISORY BOARD
Daniel Armstrong, Ph.D.
R. Graham Cooks, Ph.D.
William R. Heineman, Ph.D.
Jean-Michel Kauffman, Ph.D.
Susan Lunte, Ph.D.
Mark Meyerhoff, Ph.D.
W. Leigh Thompson, Ph.D., M.D.
Patrick Murphy, Ph.D.
Douglas Morton, Ph.D.

             BIOANALYTICAL SYSTEMS, INC. 800.845.4246 765.463.4527
                  WWW.BIOANALYTICAL.COM BAS@BIOANALYTICAL.COM