Form 10-K, Exhibit 13
period 2002-09-30
BIOANALYTICAL SYSTEMS INC
filed 2003-01-13
CIK 720154

Exhibit 13

vir-tu•o-so: a brilliant, skillful performer

BASi: a company of virtuosos

TABLE OF CONTENTS

Financial Data	1
President's Podium	2
Prelude	4
Quarterly Financial Data	9
Analysis of Financial Condition, Results of Operations	10
Balance Sheets	18
Statements of Operations	19
Statements of Shareholders' Equity	20
Statements of Cash Flow	21
Notes to Financial Statements	22
Report of Independent Auditors	33
Corporation Information	34

"Music is the universal language of mankind."
- Henry Wadsworth Longfellow (1807-1882)

photo on preceding page:  Long Center for The Performing Arts, Lafayette, Indiana

SELECTED CONSOLIDATED FINANCIAL DATA

                                                       Year Ended September 30,
                                      --------------------------------------------------------
                                        2002        2001        2000         1999        1998
                                      --------------------------------------------------------
                                               (in thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
  Service revenue                     $ 16,140    $ 15,202    $ 10,999    $  9,993    $  7,609
  Product revenue                       10,373      10,073       8,224       9,858      10,616
                                      --------    --------    --------    --------    --------
     Total revenue                      26,513      25,275      19,223      19,851      18,225
  Cost of service revenue               11,556       9,660       9,245       6,499       4,598
  Cost of product revenue                4,393       3,495       2,974       3,943       3,911
                                      --------    --------    --------    --------    --------
     Total cost of revenue              15,949      13,155      12,219      10,442       8,509
                                      --------    --------    --------    --------    --------
  Gross profit                          10,564      12,120       7,004       9,409       9,716
                                      --------    --------    --------    --------    --------
  Operating expenses:
  Selling                                2,940       3,204       3,400       3,943       4,524
  Research and development               1,521       1,611       1,806       1,955       2,165
  General and administrative             4,476       3,815       2,990       2,550       2,336
                                      --------    --------    --------    --------    --------
     Total operating expenses            8,937       8,630       8,196       8,448       9,025
                                      --------    --------    --------    --------    --------
  Operating income (loss)                1,627       3,490      (1,192)        961         691
  Other income (expense), net              (80)       (383)       (621)       (114)        (25)
                                      --------    --------    --------    --------    --------
  Income (loss) before income taxes      1,547       3,107      (1,813)        847         666
  Income taxes (benefit)                   481       1,340        (431)        277         254
                                      --------    --------    --------    --------    --------
  Net income (loss)                   $  1,066    $  1,767    $ (1,382)   $    570    $    412
                                      ========    ========    ========    ========    ========
   Net income (loss per share)
     Basic                            $    .23    $    .39    $   (.30)   $    .13    $    .10
     Diluted                          $    .23    $    .38    $   (.30)   $    .12    $    .09
  Weighted average common
  Shares outstanding
     Basic                               4,576       4,565       4,550       4,506       4,117
     Diluted                             4,625       4,600       4,550       4,676       4,403

                                                           September 30,
                                      --------------------------------------------------------
                                        2002        2001        2000         1999        1998
                                      --------------------------------------------------------
                                                          (in thousands)

BALANCE SHEET DATA:
  Working capital                     $   (911)   $  2,535    $    931    $  4,275    $  3,286
  Property and equipment, net           22,824      18,922      18,913      17,355      14,551
  Total assets                          33,463      27,977      26,897      26,321      22,280
  Long-term debt, less
     Current portion                     3,247       3,144       3,638       4,112       1,124
  Convertible preferred shares             ---         ---         ---         ---         ---
  Shareholders' equity                  18,898      17,830      16,062      17,421      16,844

The above is selected audited consolidated financial data of the Company for the five years ended September 30, 2002. The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” found on page ten and the consolidated financial statements of Bioanalytical Systems, Inc. and notes contained in this report.

My band is my instrument." - Duke Ellington (1899-1974)

FROM THE PRESIDENTS PODIUM

This is the spot in the annual report where the conductor is asked to toot his horn. However, I believe the preponderance of evidence is that CEOs are overrated. Great companies result primarily from great products and services coming together with great customers at the right time. This takes people who are engaged, and who anticipate change and make it happen. They then start over because complacency is the worst enemy of a technology business in a free market. We can never get comfortable and put down our spyglass to the future.

I like the current environment. When there is discomfort, there is opportunity. We are expanding aggressively but with focus and cost controls to allow for some setbacks. FY’02 brought surprises from terrorist threats, creative accounting and disappointments in the pharmaceutical/biotech sectors. These environmental factors required us to make adjustments along the way. We missed our sales and earnings targets, but we stay the course. The allegro movement is yet to come.

Developing drugs that are safe and effective is an arduous process, made more complicated by the reality that nothing is entirely safe or effective and we must make some choices and manage risk. It is clear that many disagree about these choices and their relationships to healthcare costs. Nevertheless, we need to charge ahead and do our best, because doing nothing is the worst choice. While many life science companies have been adversely affected in the recent slow-down of equity markets, I believe the basic concept remains the same. Greater understanding of the causes of disease will result from the new tools to study genetics and proteins, and this greater understanding will result in more potent, safer and more effective pharmaceuticals. Coupled to this trend are the increasing collaborations between companies of all sizes, as knowledge surpasses things in the definition of value. Outsourcing and licensing (both inward and outward) replace vertical integration. While it has been an unsettling time for many, these fundamentals seem irreversible over the next five years and beyond.

Our services and products are designed to participate in the life science revolution and take it across the bridge from theory to clinical practice while maintaining the highest level of regulatory compliance. What we do at BASi is not highly speculative. It must be done in order to move a new drug substance toward approval as weak candidates are discarded. We are fortunate to be paid for such a significant cause that impacts millions of lives.

As I have been reporting to shareholders all year, our repertoire of services has been prudently expanded both by internal investments and by acquisitions. We are ready to be a much larger company in the years ahead. As you will note from the embellishment of our logo, we transition from BAS to the new BASi, denoting our growth and evolution into a mid-size provider of tools and services to the pharmaceutical industry.

Peter T Kissinger President, Chairman and CEO

Dr. Peter T. Kissinger, trumpeter, scientist and CEO

Our Mission
We will advance health care through innovative science. Alliances, research services and unique products define our role in the worldwide effort to understand disease and develop therapeutic solutions.

"To play great music, you must keep your eyes on a distant star."
- Yehudi Menuhin (1916-1999)

PRELUDE

The Garage Band

In musical terms, BASi started out as a garage band, has developed into a harmonious chamber ensemble and is now well on its way to becoming a full-fledged symphony orchestra. The company began with Pete Kissinger’s winning high school science project, an analytical tool to monitor trace chemicals. That evolved into a career and a corporation and earned Pete a worldwide reputation as a virtuoso scientist. As a young professor, Pete combined a few novel discoveries into an invention that revolutionized neuroscience, the electrochemical detector, which enabled researchers to monitor chemicals in the brain at barely discernable levels. It is still widely used today to monitor patients for adrenal cancers and hypertension and to aid researchers in understanding the underlying causes of central nervous system disorders.

Originally working in his garage, Pete and a very small staff designed and built a striking array of chemical separation tools, electrochemical analyzers, membrane sampling probes and animal research tools. From that small beginning, BASi grew into a respected manufacturer of equipment used largely for research and development in the pharmaceutical industry.

In the mid-80s, we coined the trade name BAS Analytics to denote a small group within our instrument applications department who provided fee-based analytical services. Later, in 1988, several major pharmaceutical companies encouraged BASi to create a contract research business, building on our instrument manufacturing legacy. That business has grown rapidly, fueled by strategic acquisitions, until, in 2002, it represents 60 percent of our total business. BASi focuses on pharmaceutical development. We carry drugs from discovery, when a new molecule is first thought to have potential as a drug, through clinical trials, when a new drug is introduced to humans and where safety and effectiveness are established. We have targeted early, technically challenging steps in the drug development process and are paid for our work whether a drug ultimately reaches the market or not.

In 2000, BASi introduced the Culex® robotic containment system for animal models of disease that streamlines some outmoded early screening systems and methods. The process of developing a new drug is long and can easily cost more than $500 million. The pharmaceutical industry is under pressure to deliver more new drugs faster and at lower cost while meeting stringent FDA requirements. Culex simplifies and accelerates the first-in-life step of the process and reduces cost significantly, operating 24/7 with minimal human input. It improves the quality and efficiency of early animal research and reduces use of, and stress to, laboratory animals. It helps a pharmaceutical company learn much earlier in the development process whether a drug will ever be viable in the marketplace, potentially saving tens of millions of research dollars. The BASi approach is to obtain more information in parallel rather than in a series of studies that are often poorly coordinated.

The Chamber Ensemble

BASi has a staff of dedicated virtuoso scientists, engineers and other professionals, all working in harmony, and we have strategic alliances with other life science companies and universities in the U. S. and Europe. We are recognized worldwide for our contributions to drug development. BASi has provided technologies and services to most of the top 25 pharmaceutical companies who relied upon us in their development of drugs. BASi has contributed to the realization of treatments for psychiatric and neurological disorders such as depression, schizophrenia, Parkinson’s and Alzheimer’s diseases, as well as for diabetes, HIV and infectious diseases. These drugs offer relief to more than 40 million people in the U.S. alone who are afflicted with these conditions.

BASi is unique in that we are both a manufacturer and a contract research organization (“CRO”). This duet makes us stronger in both areas. We supply many of the core analytical instruments used in contract research. Much of what we learn in our contract research is applied to develop and improve the products we manufacture, and vice versa. The Culex is the most recent example of this synergy. Sales of Culex disposables have grown by over 50 percent, and new variations of the Culex have just been introduced to the market.

"If only the whole world could feel the power of harmony. "
- Wolfgang Amadeus Mozart (1756-1791)

The Symphony Orchestra

Our business model is simple. We believe the new discovery tools of the last decade, combined with patent challenges for many leading drugs, are the prelude to many new opportunities and a robust future for BASi. Our unique role is our focus on developing innovative services and products that increase efficiency and reduce costs associated with taking new drugs to market. We have a strong acquisition program to supplement sustained growth and will continue our associations with other life sciences companies through the Pharmaceutical Industry Contract Research Alliance and new strategic alliances in the U.S. and Europe. In 2002 we expanded capacity in two of our locations, and another purpose-built expansion is under way in West Lafayette. In 2003 BASi will offer greater capacity and a broader range of services and products, quickly moving closer and closer toward establishing the company as a mid-size provider of tools and services for drug development.

A Duet Pushing the Limits of Science

Two of BASi’s talented scientists conducted a study in 2002 that absolutely pushed the limits of science and analytical techniques, using the newest and most sensitive equipment currently available. Senior Scientist Dr. Mark Gehrke developed the method, and Project Director Brian Engel managed a study that analyzed nearly 10,000 melatonin specimens from more than 200 subjects over a period of three months. The study required measurements as small as 0.5 parts per trillion. Such a concentration is hard to imagine, but putting it in another perspective, that is the equivalent of locating 1 apple out of 4 billion barrels, or moving 1 inch in a journey of 32 million miles!

This study required tremendous imagination and knowledge in its development, and hard work, skill and very careful management in its execution. Such work builds on our past experience and creates greater expectations, requirements and challenges for the future. BASi is indeed among those leading the way in moving the pharmaceutical industry ahead further and faster.

Mark Gehrke and Brian Engel are always striving
to get the greatest results from their instruments.

The Culex Crescendo

The Culex® Automated Blood Sampler was developed using input from BASi customers and from our own in-house research teams. Through ongoing research, we continue to broaden Culex capabilities, using it in combination with other equipment, such as the BASi Vetronics ECG monitor, and by exploring previously untried techniques which take us to higher and higher notes. Every day we are learning ways to get more and better data from fewer animals. Our research scientists are working with our design engineers to translate what we learn into refining and improving the product. Along with growing sales of Culex® units and support equipment and supplies, there is a dramatic increase in the number of clients who have asked BASi to conduct their Culex-related pharmacokinetic research projects for them in our laboratories. The demand for such work has pushed us well beyond current capacity, and so in 2002 we began building new laboratories at our West Lafayette Corporate Center. The facility is dedicated to Culex contract work and internal exploratory research. This is another example of the synergy between instrument and contract research business groups, complementing one another for a stronger BASi.

Clarinetist, horsewoman, lover of animals and outdoor activities, and in vivo research technician, Rita Hilt is a woman of varied talents and interests. At BASi, she is one of our Culex virtuosos, conducting and managing research projects, installing new units in customers’ labs and training new users.

An Upbeat Tempo in Evansville

Currently there are no completely satisfactory alternatives to animal models that simulate the overwhelming complexity of living systems in the development of new drugs. Experts say it will be many years before new drugs can be introduced to humans without first monitoring their effectiveness and safety in animals. BASi excels in animal science and analytical science, and our focus is always on reducing the number of animals used, increasing the quality of the data obtained and using alternative methods whenever possible. At the same time, humane treatment, health and welfare are primary concerns of all BASi animal care staff. A tremendous number of new potential drugs, plus a growing trend among pharmaceutical companies to outsource research work, and increasingly stringent regulatory requirements have combined to push BASi’s Evansville laboratories to their limits, resulting in a construction program in 2002 that doubled capacity to meet growing demand.

"...hot or cool man, jazz is jazz."
- Louis Armstrong (1900-1971)

BASi is committed to both human and animal health. Our Vetronics Division develops and sells instruments used in veterinary clinics and pharmaceutical research facilities to ensure the health of companion animals and to monitor the safety and effectiveness of new drugs for both animals and humans. The Vetronics ventilator, for instance, is used in surgery for a wide variety of animals, including exotics such as sea turtles and boa constrictors.

Guitarist, marathon runner, attending veterinarian and study director at BASi-Evansville, Dr. Robert Rose worked 16 years in clinical veterinary practice where he gained a strong understanding of peoples’ commitment to, and concern about, animals.

Reaching for the High Notes in Pharmaceutical Research

Contract service providers such as BASi who support the pharmaceutical industry face enormous challenges in satisfying clients while meeting all relevant regulatory requirements and accreditation standards. Analytical science needed to create and develop new drugs is evolving quickly, becoming ever more complex. BASi and the service providers like us have the foresight, knowledge and ability to lead the way.

Housed in what was once a U.S. World War II military hospital in Warwickshire, England is BASi’s new state-of-the-art biomarker laboratory, developed in 2002 under the direction of John Allinson. Biomarkers are naturally-occurring substances in humans that signal the body’s response to a drug, or drugs. The number of possible biomarkers in our bodies is virtually limitless. Measuring biomarkers is critical to pharmaceutical research and development because biomarkers indicate whether disease is present, how effective a drug is in controlling a disease and whether a drug has any toxic effects on the body. One example of a biomarker is glucose, which shows the effects of insulin.

Specific biomarkers are related to specific diseases. One biomarker in particular may be a better indicator than other biomarkers for each disease. Glucose is the preferred biomarker for diabetes, and monitoring glucose communicates how well that disease is being controlled. The BASi biomarker laboratory identifies the one biomarker that best indicates success of a specific drug. That means researchers will quickly learn how effective the drug is in controlling the targeted disease. Some other biomarkers can also indicate any toxic effects at a very early stage. This information gives the pharmaceutical company the opportunity to make a decision earlier in the development process about whether a drug will become viable in the market, potentially saving tens of millions of research dollars. Unlike glucose, most biomarkers are complex proteins determined by sophisticated immunoassay methods. Thus, BASi adds a new instrument to our ensemble.

A maestro of more than one area, John Allinson used his 30 years of experience in analytical and clinical pathology to get the BASi biomarkers lab up and running. He has used those same skills to develop the first genetic screening service for German Shepherds which he runs from his home. John also judges dog shows and appears on British “telly” as a pet rescue consultant.

QUARTERLY FINANCIAL DATA
         UNAUDITED (AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

FOR THE QUARTER ENDED IN FISCAL 2002
------------------------------------
                                             December 31          March 31           June 30          September 30
                                             -----------          --------           -------          ------------
Total revenue                                 $ 6,023             $ 7,385           $ 6,576             $ 6,529
Gross profit                                    2,556               3,147             2,492               2,369
Net income                                        247                 519               281                  19
Basic Net income per common share                 .05                 .11               .06                 0.0
outstanding(1)
Diluted net income per common share               .05                 .11               .06                 0.0
outstanding(1)

FOR THE QUARTER ENDED IN FISCAL 2001
------------------------------------
                                             December 31          March 31           June 30          September 30
                                             -----------          --------           -------          ------------
Total revenue                                 $ 5,426             $ 6,842           $ 6,400             $ 6,607
Gross profit                                    2,422               3,472             3,100               3,126
Net income                                        195                 582               515                 475
Basic Net income per common share                 .04                 .13               .11                 .10
outstanding(1)
Diluted net income per common share               .04                 .13               .11                 .10
outstanding(1)

(1)    The sum of the net income per common share may not equal the annual net income per share due to interim quarter rounding.

"People who make music together cannot be enemies, at least not while the music lasts."
- Paul Hindemith (1895-1963)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Selected Consolidated Financial Data and BASi’s Consolidated Financial Statements and notes thereto included elsewhere in this Report. In addition to the historical information contained herein, the discussions in this Report may contain forward-looking statements that involve risks and uncertainties which are discussed in Exhibit 99 to BASi’s Form 10-K filed with the Securities Exchange Commission. BASi’s actual results could differ materially from those discussed herein.

Overview

BASi provides a broad range of value-added services and products focused on chemical analysis to the worldwide pharmaceutical, medical device and biotechnology industries. BASi’s customer-focused approach and its high-quality services and products enable it to serve as a value-added partner in solving complex scientific problems by providing cost-effective results to its customers on an accelerated basis. Founded in 1974 in Lansing, Michigan and relocated to West Lafayette, Indiana in 1975, BASi has experienced growth primarily through internal expansion supplemented by strategic acquisitions. As part of its internal growth strategy, BASi has developed technical specialties in such areas as chromatography, electrochemistry, in vivo sampling and mass spectrometry. BASi’s growth has strategically positioned it to take advantage of globalization in the marketplace and to provide new services and areas of technical expertise to its customers.

Throughout its history, BASi has taken steps to position itself as a global leader in the analytical chemistry field. Development of BASi’s infrastructure began in 1975 when it established relationships with several customers and multiple international distributors. In 1981, BASi increased its sphere of influence to include Japan with the creation of BAS Japan, an independent distributor. In 1988, BASi enhanced its computer software expertise by acquiring Interactive Microware, Inc. in State College, Pennsylvania. In 1988, BASi began offering contract services to customers that lacked the time or expertise to perform certain analyses using BASi’s analytical products. In 1995, BASi acquired a distributor, BAS Instruments Ltd., to further solidify its presence in the United Kingdom. In 1998, BASi acquired a manufacturer of veterinary monitoring and diagnostic equipment, BAS Vetronics, to provide additional preclinical support. In 1998, BASi acquired a contract services firm, BAS Analytics Ltd., to offer local service in the United Kingdom. In 2000, BASi also acquired a contract services firm, BAS Evansville, to offer preclinical services. In December 2002, BASi acquired a contract services firm, BASi Northwest Laboratories. In June 2002, BASi entered into a merger agreement with PharmaKinetics Laboratories, Inc.

Revenues are derived principally from (i) analytical services provided to customers, and (ii) the sale of BASi’s analytical instruments and other products. Both methods of generating revenue utilize BASi’s ability to identify, isolate and resolve client problems relating to the separation and quantification of individual substances in complex mixtures. BASi supports the pharmaceutical industry by focusing on analytical chemistry for biomedical research, diagnostics, electrochemistry and separations science. BASi’s analytical products are sold primarily to pharmaceutical firms and research organizations. Principal customers include scientists engaged in drug metabolism studies, as well as those engaged in basic neuroscience research. BASi was the first to commercialize the liquid chromatograph and electrochemistry technology which is now the worldwide standard for the determination of neurotransmitter substances. Research products include in vivo sampling devices, reagent chemicals, electrochemical apparatus and sensors.

BASi’s management believes that fluctuations in BASi’s quarterly results are caused by a number of factors, including BASi’s success in attracting new business, the size and duration of service contracts, the timing of its clients’ decisions to enter into new contracts, the cancellation or delays of ongoing contracts, the timing of acquisitions and other factors, many of which are beyond BASi’s control. In fiscal 2002, 24% of BASi’s total revenue was derived from customers located outside the United States. These markets tend to be much more volatile than the United States market. Significant governmental, regulatory, political, economic and cultural issues or changes could adversely affect the growth or profitability of BASi's business activities in any such market.

Critical Accounting Policies

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Liquidity and Capital Resources” discusses the consolidated financial statements of BASi, which have been prepared in accordance with accounting principles generally accepted in the United States. Preparation of these financial statements requires management to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Certain significant accounting policies applied in the preparation of the financial statements require management to make difficult, subjective or complex judgments, and are considered critical accounting policies by BASi. BASi has identified the following areas as critical accounting policies.

Revenue Recognition

The majority of BASi’s service contracts involve the processing of bioanalytical samples for pharmaceutical companies. These contracts generally provide for a fixed fee for each sample processed and revenue is recognized under the specific performance method of accounting. Under the specific performance method, revenue and related direct costs are recognized when services are performed. BASi’s other service contracts generally consist of pre-clinical trial studies for pharmaceutical companies. Service revenue is recognized based on the ratio of direct costs incurred to total estimated direct costs under the proportional performance method of accounting. Losses on contracts are provided in the period in which the loss becomes determinable. Revisions in profit estimates are reflected on a cumulative basis in the period in which such revisions become known. The establishment of contract prices and total contract costs involves estimates made by BASi at the inception of the contract period. These estimates could change during the term of the contract which could impact the revenue and costs reported in the consolidated financial statements. Projected losses on contracts are provided for in their entirety when known.

Service contract fees received upon acceptance are deferred and classified within customer advances until earned. Unbilled revenues represent revenues earned under contracts in advance of billings.

Impairment of Long-Lived Assets, Including Goodwill

The carrying value of long-lived assets, including goodwill, is periodically reviewed by management. If management’s review indicates that the carrying value may be impaired, then the impairment amount will be written off. Impairment accounting is governed by Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.” Significant subjective estimates are required to calculate expected future cash flows and the fair market values to which asset net book values are compared. SFAS No. 121 requires that whenever events or circumstances indicate that BASi may not be able to recover the net book value of its long-lived assets through future cash flows, an assessment must be performed of expected future cash flows, and undiscounted estimated future cash flows must be compared to the net book value of these assets to determine if impairment is indicated. Application of SFAS No. 121 requires the use of significant judgment and preparation of numerous significant estimates. Although BASi believes that its estimates of cash flows in the application of SFAS No. 121 were reasonable and were based upon all available information, including extensive historical cash flow data about the prior use of its assets, such estimates nevertheless required substantial judgments and were based upon material assumptions about future events.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” Under the new rules, goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. BASi will apply the new accounting rules beginning October 1, 2002, and will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of October 1, 2002, and has not yet determined what the effect of these tests will be on the earnings and financial position of BASi.

Income Tax Accounting

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. These deferred taxes are measured by applying the provisions of tax laws in effect at the balance sheet date.

BASi recognizes deferred tax assets in its balance sheet which typically represent items deducted currently in the financial statements that will be deducted in future periods in tax returns. In accordance with SFAS No. 109, a valuation allowance is recorded against these deferred tax assets to reduce the total deferred tax assets to an amount that will, more likely than not, be realized in future periods. The valuation allowance is based, in part, on management’s estimate of future taxable income, the expected utilization of tax loss carryforwards and the expiration dates of tax loss carryforwards. Significant assumptions are used in developing the analysis of future taxable income for purposes of determining the valuation allowance for deferred tax assets which, in the opinion of management, are reasonable under the circumstances.

Undistributed earnings in BASi’s foreign subsidiaries are considered by management to be permanently reinvested in such subsidiaries. Consequently, United States deferred tax liabilities on such earnings have not been recorded. Management believes that such United States taxes would be largely offset by foreign net operating loss carryforwards in applicable foreign jurisdictions.

Results of Operations

The following table sets forth, for the periods indicated, certain statement of operations data as a percentage of total revenue.

                  Percentage of Revenue Year Ended September 30,
                  ----------------------------------------------

                                        2002             2001              2000
                                       -----------------------------------------
Service revenue                         60.9%            60.1%             57.2%
Product revenue                         39.1             39.9              42.8
                                       -----------------------------------------
     Total revenue                     100.0            100.0             100.0
Cost of service revenue                 43.6             38.2              48.1
Cost of product revenue                 16.6             13.8              15.5
                                       -----------------------------------------
     Total cost of revenue              60.2             52.0              63.6
                                       -----------------------------------------
Gross profit                            39.8             48.0              36.4
Operating expenses:
Selling                                 11.1             12.7              17.7
Research and development                 5.7              6.4               9.4
General and administrative              16.9             15.1              15.6
                                       -----------------------------------------
     Total operating expenses           33.7             34.2              42.7
Operating income (loss)                  6.1             13.8              (6.3)
Other income (expense), net             (0.3)            (1.5)             (3.2)
                                       -----------------------------------------
Income (loss) before
     Income taxes                        5.8             12.3              (9.5)
Income taxes (benefit)                   1.8              5.3              (2.2)
                                       -----------------------------------------
Net income (loss)                        4.0%             7.0%             (7.3)%
                                       =========================================

Year Ended September 30, 2002, Compared with Year Ended September 30, 2001

Total revenue for the year ended September 30, 2002 increased 4.9% to $26.5 million from $25.3 million for the year ended September 30, 2001. Service revenue increased to $16.1 million for the year ended September 30, 2002 from $15.2 million for the year ended September 30, 2001, primarily as a result of additional bioanalytical service contracts. Product revenue increased to $10.4 million for the year ended September 30, 2002 from $10.1 million for the year ended September 30, 2001, primarily due to European product sales of the Culex® Automated Blood Sampling System.

Costs of revenue increased 21.3% to $15.9 million for the year ended September 30, 2002 from $13.2 million for the year ended September 30, 2001. This increase of $2.7 million was largely due to an increase in both staffing costs and the number of employees on staff in the services segment. Costs of revenue for BASi’s services segment increased to 71.6% as a percentage of services revenue for the year ended September 30, 2002 from 63.5% of services revenue for the year ended September 30, 2001, due, again, to an increase in both staffing costs and the number of employees on staff in the segment. Costs of revenue for BASi’s products segment increased to 42.3% as a percentage of product revenue for the year ended September 30, 2002 from 34.7% of product revenue for the year ended September 30, 2001, due primarily to a change in product mix.

Selling expenses for the year ended September 30, 2002 decreased by 8.2% to $2.9 million from $3.2 million during the year ended September 30, 2001, due to decreased foreign commission expense. Research and development expenses, which are net of grant reimbursements, for the year ended September 30, 2002 decreased 5.6% to $1.5 million from $1.6 million for the year ended September 30, 2001. The decrease of $90,000 is primarily due to an increase in grant reimbursements of $540,000 from $240,000 for the years ended September 30, 2002 and 2001, respectively. General and administrative expenses, for the year ended September 30, 2002 increased 17.3% to $4.5 million from $3.8 million for the year ended September 30, 2001, primarily as a result of an increase on both staffing costs and the number of employees on staff.

Other income (expense), net, was $(80,000) in the year ended September 30, 2002 as compared to $(384,000) in the year ended September 30, 2001, as a result of the decrease in interest expense due primarily to a decrease in interest rates.

BASi’s effective tax rate for 2002 was 30.9%, compared to 43.1% for fiscal 2001. This decrease was primarily due to the utilization of foreign net operating losses.

Year Ended September 30, 2001, Compared with Year Ended September 30, 2000

Total revenue for the year ended September 30, 2001 increased 31.5% to $25.3 million from $19.2 million for the year ended September 30, 2000. Service revenue increased to $15.2 million for the year ended September 30, 2001 from $11.0 million for the year ended September 30, 2000, primarily due to an increased number of bioanalytical, preclinical and pharmaceutical analysis contract services. Product revenue increased to $10.1 million for the year ended September 30, 2001 from $8.2 million for the year ended September 30, 2000, primarily due to the Culex® Automated Blood Sampling System, epsilon™ and related products.

Costs of revenue increased 7.7% to $13.2 million for the year ended September 30, 2001 from $12.2 million for the year ended September 30, 2000. This increase of $1.0 million was due to the increase in corresponding revenue. Costs of revenue for BASi’s services decreased to 63.5% as a percentage of services revenue for the year ended September 30, 2001 from 84.1% of services revenue for the year ended September 30, 2000, due to additional bioanalytical, preclinical and pharmaceutical analysis service revenue without a comparable increase in corresponding labor costs. Costs of revenue for BASi’s products decreased to 34.7% as a percentage of product revenue for the year ended September 30, 2001 from 36.2% of product revenue for the year ended September 30, 2000, primarily due to a change in product mix.

Selling expenses for the year ended September 30, 2001 decreased 5.8% to $3.2 million from $3.4 million during the year ended September 30, 2000, due to decreased foreign commission expense. Research and development expenses, which are net of grant reimbursements, for the year ended September 30, 2001 decreased 10.8% to $1.6 million from $1.8 million for the year ended September 30, 2000, due to the increase in grant reimbursements of $240,000 from $125,000 for the years ended September 30, 2001 and 2000, respectively. General and administrative expenses for the year ended September 30, 2001 increased 27.6% to $3.8 million from $3.0 million for the year ended September 30, 2000, primarily due to organizational restructuring of our preclinical operation, increased health care costs and the increase in utilities.

Other income (expense), net, was $(384,000) in the year ended September 30, 2001 as compared to $(621,000) in the year ended September 30, 2000, as a result of the decrease in interest expense due to decreased use of the line of credit.

BASi’s effective tax rate for 2001 was 43.1%, compared to 23.8% for fiscal 2000. This increase was primarily due to the increase in earnings and the impact of nondeductible foreign losses incurred in fiscal 2001.

Liquidity and Capital Resources

Comparative Cash Flow Analysis

Since its inception, BASi’s principal sources of cash have been cash flow generated from operations and funds received from bank borrowings and other financings. At September 30, 2002, BASi had cash and cash equivalents of $826,000, compared to cash and cash equivalents of $374,000 at September 30, 2001. The increase in cash resulted primarily from increased borrowings.

BASi’s net cash provided by operating activities was $2,032,000 for the year ended September 30, 2002. Cash provided by operations during the year ended September 30, 2002 consisted of net income of $1,066,000, non-cash charges of $1,987,000 and a net decrease of $1,021,000 in operating assets and liabilities. The most significant item affecting the change in operating assets and liabilities was an increase in prepaid expenses and other assets of $438,000 at September 30, 2002 from $232,000 at September 30, 2001.

Cash used by investing activities increased to $5,262,000 for the year ended September 30, 2002 from $1,628,000 for the year ended September 30, 2001, primarily due to capital expenditures for construction projects in Evansville and West Lafayette, Indiana. Cash provided by financing activities for the year ended September 30, 2002 was $3,697,000, due to additional borrowings on the line of credit and increased long-term debt. BASi’s net cash provided by operating activities was $4,028,000 for the year ended September 30, 2001. Cash provided by operations during the year ended September 30, 2001 consisted of net income of $1,767,000, non-cash charges of $2,143,000, and a net decrease of $118,000 in operating assets and liabilities. The most significant item affecting the change in operating assets and liabilities was an increase in accounts payable of $1,220,000 at September 30, 2001.

Cash used by investing activities decreased to $1.6 million for the year ended September 30, 2001 from $2.0 million for the year ended September 30, 2000, primarily due to payments relating to the acquisition of T.P.S., Inc. in the year ended September 30, 2000. Cash used by financing activities for the year ended September 30, 2001 was $2.5 million, due to payments on the line of credit and increased long-term debt.

Capital Resources

Total expenditures by BASi for property and equipment were $4.7 million, $1.7 million and $1.6 million in fiscal 2002, 2001 and 2000, respectively. Expenditures made in connection with the expansion of BASi’s operating facilities in West Lafayette and Evansville, Indiana and in the United Kingdom and purchases of laboratory equipment account for the largest portions of these expenditures in each year. The capital investments relate to the purchase of additional laboratory equipment corresponding to anticipated increases in research services to be provided by BASi. BASi expects to make other investments to expand its operations through internal growth and strategic acquisitions, alliances and joint ventures.

During 2001, BASi commenced construction to expand facilities at its preclinical site in Evansville, Indiana. Construction of these preclinical facilities is expected to be completed in February 2003 at a total cost of $3.5 million. During 2002, BASi began expanding facilities at its site in West Lafayette, Indiana. Construction on the West Lafayette facilities is expected to have a total cost of $4.0 million. BASi obtained financing for these construction projects with a bank (discussed below).

On December 13, 2002, BASi acquired LC Resources, Inc. (“LCR”), a privately-held company based in Walnut Creek, California. BASi purchased all of the outstanding shares of LCR for $2.5 million, subject to adjustment for certain changes in net tangible assets of LCR. BASi paid cash of $125,000 at closing with the remainder of the purchase price to be paid through promissory notes, bearing interest at 10% per annum, and maturing on October 1, 2007. The holders of the notes will have the option to require BASi to repay up to 20% of the outstanding principal balance of the notes on each October 1 prior to maturity, commencing October 1, 2003. These notes are subordinated to senior bank debt (discussed below).

On June 20, 2002, BASi and PharmaKinetics Laboratories, Inc. (“PKLB”) entered into a merger agreement that will result in PKLB becoming a wholly-owned subsidiary of BASi. In connection with the merger, BASi will issue 6% Subordinated Convertible Notes in an aggregate principal amount of approximately $4.0 million to the holders of PKLB Class A Preferred shares. No principal payments will be due on these notes until 2008. No interest will be paid or accrued on the notes for one year after the date of issuance. The notes are convertible into BASi common shares at the option of the holder at any time after the first anniversary of the date of issuance at a price of $16.00 per share.

Between June and September 2002, BASi loaned PKLB a total of $408,000 for working capital purposes. On November 14, 2002, PKLB executed a Secured Convertible Revolving Note in the principal amount of up to $925,000 payable to BASi to replace the existing notes payable to BASi and to allow PKLB to borrow additional amounts to cover short-term operating requirements. The note issued to BASi carries an annual interest rate of 8%, and all principal and accrued interest is due and payable on May 1, 2003. The outstanding principal amount of the note to BASi is convertible by BASi at any time into PKLB common stock at a price of $0.1585 per common share, which price represents the average of the closing prices for PKLB’s common shares as reported by Nasdaq for the twenty (20) trading days ended November 8, 2002. All PKLB common shares held by BASi as of the effective time of the merger will be cancelled. The note to BASi is secured by a security interest in favor of BASi in all of the assets of PKLB pursuant to a Security Agreement between PKLB, as debtor, and BASi, as secured party. PKLB Limited Partnership, a subsidiary of PKLB, guaranteed repayment of the note to BASi, pursuant to the terms of an Unconditional Guaranty dated as of November 14, 2002, and pledged certain real property located in Baltimore, Maryland to BASi as security for its guaranty pursuant to the terms of an Indemnity Deed of Trust.

BASi’s credit agreement (discussed below) limits the amount that can be loaned to PKLB prior to the closing of the merger to the amount of the Secured Convertible Revolving Note. If the merger is consummated, BASi expects to expend additional amounts to pay trade payables and other obligations of PKLB and to fund PKLB’s continuing operations. BASi intends to fund these expenses using cash from operations and borrowings under the line of credit. BASi’s credit agreement also requires BASi to sell the Baltimore, Maryland real property within 180 days following its acquisition of PKLB. BASi intends to use the net proceeds from the sale to pay down the line of credit. BASi management believes that sale of the building will enable it to fund PKLB operations until such time as the cash flow generated from those operations becomes adequate to support the operations.

On October 29, 2002, BASi obtained new credit agreements with two different banks that completely refinanced and replaced all outstanding bank debt arrangements that were in place at September 30, 2002. These new credit agreements provide for a $6.0 million revolving line of credit with a bank and a mortgage note and two construction term loans payable with another bank aggregating $10.0 million. Borrowings under these new credit agreements are collateralized by substantially all assets related to BASi’s operations, all common stock of BASi’s United States subsidiaries and 65% of the common stock of its non-United States subsidiaries, and the assignment of a life insurance policy on BASi’s Chairman and CEO. Under the terms of these credit agreements, BASi has agreed to restrict advances to foreign subsidiaries, limit additional indebtedness and capital expenditures as well as to comply with certain financial covenants outlined in the borrowing agreements. These financial covenants include: maintenance of a certain ratio of interest bearing indebtedness (not including subordinated debt) to earnings before income taxes, depreciation, amortization, and interest expense (“EBITDA”); maintenance of a certain ratio of total indebtedness to tangible net worth and subordinated debt; maintenance of a certain ratio of EBITDA to certain identified fixed charges; maintenance of a certain ratio of current assets to current liabilities; limits on the amount of capital expenditures that can be made using funds other than long-term indebtedness in a single fiscal year; and maintenance of a certain ratio of net cash flow to debt servicing requirements. These new credit agreements contain cross-default provisions. Details of each debt issue are discussed below.

BASi’s revolving line of credit expires September 30, 2005. The maximum amount available under the terms of the agreement is $6.0 million with outstanding borrowings limited to the borrowing base as defined in the agreement. Interest accrues monthly on the outstanding balance at the bank’s prime rate to prime rate plus 125 basis points, or at the Eurodollar rate plus 200 to 350 basis points, as elected by BASi, depending upon the ratio of BASi’s interest bearing indebtedness (less subordinated debt) to EBITDA. BASi pays a fee equal to 225 to 50 basis points, depending upon the same financial ratios, on the unused portion of the line of credit.

BASi has a $5,410,000 commercial mortgage with a bank. The mortgage note requires 119 monthly principal payments of $22,542 plus interest, followed by a final payment for the unpaid principal amount of $2,727,502 due November 1, 2012. Interest is charged at the prime rate.

BASi has a $2,250,000 construction loan with a bank which expires November 1, 2012. The loan requires interest payments only until completion of the project in West Lafayette, Indiana. Interest is charged at the prime rate.

BASi has a $2,340,000 construction loan with a bank which expires May 1, 2008. The loan requires interest payments only until completion of the project in Evansville, Indiana. Interest is charged at the prime rate.

To obtain the foregoing new credit agreements, BASi entered into an agreement with Periculum Capital Company, LLC (“Periculum”). Under the terms of the agreement, BASi paid $300,000 in fees to Periculum upon closing of the refinancing.

BASi is required to make cash payments in the future on debt and lease obligations. The following table summarizes the BASi’s contractual term debt and lease obligations at December 31, 2002 (reflective of the refinancing of debt that occurred on October 29, 2002 and the issuance of notes payable to acquire LCR) and the effect such obligations are expected to have on its liquidity and cash flows in future periods (amounts in thousands).

                                       Payments due for fiscal years ending September 30:

                                   2003     2004-2005     2006-2007     After 2007       Total
                                   ----     ---------     ---------     ----------       -----
Mortgage note payable              $253      $  552          $552        $ 4,053        $ 5,410
Subordinated debt                   ---         ---           ---          2,375          2,375*
Capital lease obligations           302         127           ---            ---            429
Operating leases                    200         435           432             36          1,103
                                   ----      ------          ----        -------        -------
                                   $755      $1,114          $984        $ 6,464        $ 9,317

*    This amount reflects the subordinated notes issued to the shareholders of LCR in connection with the  acquisition of LCR by BASi in December 2002. The principal  amount of these notes will be reduced to reflect  certain changes in the net tangible asset value of LCR prior to the closing of the  acquisition.  The holders of these notes have the right to require BASi to prepay 20% of the principal amount of the notes each year prior to maturity.

BASi's borrowings under its revolving line of credit for working capital needs, borrowings to fund capital expenditures using construction loans and the 6% subordinated notes payable that may be issued in connection with the merger with PKLB will each affect BASi's liquidity and cash flows in future periods. These obligations are not reflected in the above schedule. The covenants in BASi's credit agreement requiring the maintenance of certain ratios of interest bearing indebtedness (not including subordinated debt) to EBITDA and net cash flow to debt servicing requirements may restrict the amount BASi can borrow to fund future operations, acquisitions and capital expenditures.

After September 30, 2002, BASi borrowed additional funds to continue construction on its West Lafayette expansion project. In order to better assure compliance with the covenants in the credit agreement, construction on this project has been delayed and management does not expect to make significant borrowings in connection with this project until cash flow improves. BASi has formulated and begun to implement a plan to reduce debt and improve its cash flow to better enable it to satisfy the credit agreement covenants in the future. The plan includes, but is not limited to, headcount reductions and other cost-saving measures at its West Lafayette and McMinville, Oregon facilities, the sale of real estate assets in West Lafayette, and the delay of construction of its West Lafayette expansion project. Further, BASi believes compliance with loan covenants will be achieved and will take necessary action, including deferral of the PKLB acquisition, if deemed necessary, to remain compliant.

BASi intends to issue additional subordinated debt of approximately $4.0 million in connection with the contemplated acquisition of PKLB. This indebtedness will not require any payments of principal or interest by BASi during the first year after it is issued, and will not affect BASi's compliance with the leverage covenant in its credit agreement. However, as discussed above, BASi will use cash from operations and amounts available under its credit agreement to pay trade payables and other obligations of PKLB and to fund PKLB's future operations. To offset these requirements, BASi intends to sell a building owned by PKLB and located in Baltimore, Maryland and to apply the net proceeds from the sale to reduce amounts outstanding under the credit agreement.

Based on its current business activities, BASi believes cash generated from its operations, amounts available under its existing bank line of credit and credit facility, and the proposed action plan will be sufficient to fund BASi's working capital and capital expenditure requirements for the foreseeable future and through September 30, 2004.

Inflation

BASi believes that inflation has not had a material adverse effect on its business, operations or financial condition.

New Accounting Pronouncements

Please refer to the Notes to Consolidated Financial Statements for a discussion of recently issued accounting standards.

[Page left blank intentionally]

CONSOLIDATED BALANCE SHEETS

                                                                             SEPTEMBER 30,
                                                             -----------------------------------------
                                                                  2002                         2001
                                                             -------------                ------------
ASSETS
Current assets:
  Cash and cash equivalents                                  $     825,964                $    373,738
  Accounts receivable
     Trade                                                       3,699,554                   3,634,143
     Grants                                                        115,592                     116,719
     Unbilled revenues and other                                   739,008                     514,997
  Inventories                                                    2,624,050                   2,391,081
  Deferred income taxes                                            455,033                     442,903
  Refundable income taxes                                           51,952                     325,001
  Prepaid expenses                                                 282,906                      71,062
                                                             -------------                ------------
Total current assets                                             8,794,059                   7,869,644
Property and equipment
  Land and improvements                                            495,624                     495,624
  Buildings and improvements                                    14,475,933                  13,507,731
  Machinery and equipment                                       13,363,055                  10,795,295
  Office furniture and fixtures                                  1,114,157                   1,092,452
  Construction in process                                        2,359,211                     112,790
                                                             -------------                ------------
                                                                31,807,980                  26,003,892
  Less accumulated depreciation and amortization                (8,983,937)                 (7,082,300)
                                                             -------------                ------------
                                                                22,824,043                  18,921,592
                                                             -------------                ------------
Goodwill, less accumulated amortization of
  and $280,871 in 2001  $360,167 in 2002                           883,628                     962,924
Other assets                                                       960,881                     222,494
                                                             -------------                ------------
Total assets                                                 $  33,462,611                $ 27,976,654
                                                             =============                ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                           $   2,459,325                $  2,618,788
  Income taxes payable                                              41,488                     176,000
  Accrued expenses                                                 752,934                     746,741
  Customer advances                                              1,285,311                   1,063,467
  Revolving line of credit                                       3,749,373                     235,687
  Current portion of capital lease obligations                   1,137,925                     261,123
  Current portion of long-term debt                                278,928                     233,328
                                                             -------------                ------------
Total current liabilities                                        9,705,284                   5,335,134
Capital lease obligations, less current portion                    123,371                     402,276
Long-term debt, less current portion                             3,123,756                   2,741,684
Deferred income taxes                                            1,611,836                   1,667,231
Shareholders' equity
  Preferred Shares
     Authorized shares- 1,000,000
     Issued and outstanding shares - none                              ---                         ---
  Common shares, no par value
     Authorized shares - 19,000,000
     Issued and outstanding shares -
        4,578,516 in 2002 and 4,569,416 in 2001                  1,014,206                   1,012,190
  Additional paid-in capital                                    10,520,839                  10,506,200
  Retained earnings                                              7,411,111                   6,344,666
  Accumulated other comprehensive loss                             (47,792)                    (32,727)
                                                             -------------                ------------
Total shareholders' equity                                      18,898,364                  17,830,329
                                                             -------------                ------------
Total liabilities and shareholders' equity                   $  33,462,611                $ 27,976,654
                                                             =============                ============

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           YEAR ENDED SEPTEMBER 30,
                                                ------------------------------------------------
                                                    2002              2001              2000
                                                ------------      ------------      ------------
Service revenue                                 $ 16,139,602      $ 15,202,066      $ 10,999,609
Product revenue                                   10,373,444        10,072,582         8,223,692
                                                ------------      ------------      ------------
     Total revenue                                26,513,046        25,274,648        19,223,301
Cost of service revenue                           11,556,269         9,660,288         9,245,380
Cost of product revenue                            4,393,009         3,494,258         2,973,787
                                                ------------      ------------      ------------
     Total cost of revenue                        15,949,278        13,154,546        12,219,167
                                                ------------      ------------      ------------
Gross profit                                      10,563,768        12,120,102         7,004,134
Operating expenses:
  Selling                                          2,939,929         3,204,056         3,400,273
  Research and development                         1,521,001         1,611,045         1,805,933
  General and administrative                       4,476,105         3,814,601         2,990,234
                                                ------------      ------------      ------------
     Total operating expenses                      8,937,035         8,629,702         8,196,440
                                                ------------      ------------      ------------
Operating income (loss)                            1,626,733         3,490,400        (1,192,306)
Interest income                                        3,492             5,910            15,483
Interest expense                                    (205,002)         (417,211)         (553,715)
Other income (expense)                               135,099            46,479           (34,067)
Loss on sale of property and equipment               (12,883)          (18,671)          (48,708)
                                                ------------      ------------      ------------
Income (loss) before income taxes                  1,547,439         3,106,907        (1,813,313)
Income taxes (benefit)                               480,994         1,340,150          (431,303)
                                                ------------      ------------      ------------
Net income (loss)                               $  1,066,445      $  1,766,757      $ (1,382,010)
                                                ============      ============      ============
Net income (loss) per share:
  Basic                                         $       0.23      $       0.39      $      (0.30)
  Diluted                                       $       0.23      $       0.38      $      (0.30)
Weighted average common shares outstanding:
  Basic                                            4,575,995         4,564,620         4,550,336
  Diluted                                          4,625,381         4,600,498         4,550,336

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                           ACCUMULATED
                                                                                             OTHER
                                                              ADDITIONAL                  COMPREHENSIVE      TOTAL
                                      PREFERRED   COMMON       PAID-IN       RETAINED        INCOME       SHAREHOLDERS'
                                        SHARES    SHARES       CAPITAL       EARNINGS        (LOSS)          EQUITY
                                      --------- -----------   -----------   -----------   ------------    -------------

BALANCE AT SEPTEMBER 30, 1999           $---    $   999,992   $10,481,978   $ 5,959,919   $    (20,595)   $17,421,294
 Comprehensive income (loss)
  Net loss                               ---            ---           ---    (1,382,010)           ---     (1,382,010)
  Other comprehensive loss:
    Foreign currency translation
     adjustments                         ---            ---           ---           ---         (2,851)        (2,851)
                                                                                                          -----------
 Total comprehensive loss                                                                                  (1,384,861)
 Exercise of stock options               ---         10,698        14,527           ---            ---         25,225
                                      --------- -----------   -----------   -----------   ------------    -----------
    BALANCE AT SEPTEMBER 30, 2000        ---    $ 1,010,690    10,496,505     4,577,909        (23,446)    16,061,658
 Comprehensive income (loss)
  Net income                             ---            ---           ---     1,766,757            ---      1,766,757
  Other comprehensive loss:
    Foreign currency translation
     adjustments                         ---            ---           ---           ---         (9,281)        (9,281)
                                                                                                          -----------
 Total comprehensive income                                                                                 1,757,476
 Exercise of stock options               ---          1,500         9,695           ---            ---         11,195
                                      --------- -----------   -----------   -----------   ------------    -----------
    BALANCE AT SEPTEMBER 30, 2001        ---      1,012,190    10,506,200     6,344,666        (32,727)    17,830,329
 Comprehensive income (loss)
  Net income                             ---            ---           ---     1,066,445            ---      1,066,445
  Other comprehensive loss:
    Foreign currency translation
     Adjustments                         ---            ---           ---           ---        (15,065)       (15,065)
  Total comprehensive income                                                                                1,051,380
                                                                                                          -----------
 Exercise of stock options               ---          2,016        14,639           ---            ---         16,655
                                      --------- -----------   -----------   -----------   ------------    -----------
    BALANCE AT SEPTEMBER 30, 2002       $---    $ 1,014,206   $10,520,839   $ 7,411,111   $    (47,792)   $18,898,364

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          YEAR ENDED SEPTEMBER 30,
                                                              -------------------------------------------------
                                                                   2002              2001              2000
                                                              -------------      ------------      -------------
OPERATING ACTIVITIES
Net income (loss)                                             $   1,066,445      $   1,766,757     $ (1,382,010)
Adjustments to reconcile net income (loss) to
net cash provided (used) by operating activities:
  Depreciation and amortization                                   2,042,004          1,761,709        1,636,413
  Loss on sale of property and equipment                             12,883             18,671           48,708
  Deferred income taxes                                             (67,525)           362,313         (237,330)
  Changes in operating assets and liabilities:
     Accounts receivable                                           (288,295)          (903,212)         534,160
     Inventories                                                   (232,969)          (156,437)        (440,878)
     Prepaid expenses and other assets                             (438,227)          (232,425)         108,828
     Accounts payable                                              (428,391)         1,220,462         (787,123)
     Income taxes payable                                           138,537            162,086         (313,347)
     Accrued expenses                                                 6,193            127,743         (337,834)
     Customer advances                                              221,844            (99,885)         631,253
                                                              -------------      -------------     ------------
Net cash provided (used) by operating activities                  2,032,499          4,027,782         (539,160)

Investing Activities
Capital expenditures                                             (4,684,278)        (1,673,411)      (1,572,627)
Proceeds from sale of property and equipment                         16,663             45,425           13,972
Loans to PharmaKinetics Laboratories, Inc.                         (407,858)               ---              ---
Payments for purchase of net assets from
  TPS., Inc. net of cash acquired                                       ---                ---         (446,469)
Deferred acquisition costs
  for PharmaKinetics Laboratories, Inc.                            (186,625)               ---              ---
                                                              -------------      -------------     ------------
Net cash used by investing activities                            (5,262,098)        (1,627,986)      (2,005,124)

Financing Activities
Borrowings on line of credit                                      4,635,321          1,003,428        2,784,572
Payments on line of credit                                       (1,121,635)        (3,035,022)        (781,199)
Payments on capital lease obligations                              (261,123)          (239,916)        (220,432)
Borrowings of long-term debt                                        680,000                ---              ---
Payments of long-term debt                                         (252,328)          (234,097)        (707,841)
Net proceeds from the exercise of stock options                      16,655             11,195           25,225
                                                              -------------      -------------     ------------
Net cash provided (used) by financing activities                  3,696,890         (2,494,412)       1,100,325
Effect of exchange rate changes                                     (15,065)            (9,281)          (2,815)
                                                              -------------      -------------     ------------
Net increase (decrease) in cash and cash equivalents                452,226           (103,897)      (1,446,774)
Cash and cash equivalents at beginning of year                      373,738            477,635        1,924,409
                                                              -------------      -------------     ------------
Cash and cash equivalents at end of year                      $     825,964      $     373,738     $    477,635
                                                              =============      =============     ============

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        Significant Accounting Policies

Nature of Business

Bioanalytical Systems, Inc. and its subsidiaries (“BASi”) engage in laboratory services, consulting and research related to analytical chemistry and chemical instrumentation. BASi also manufactures scientific instruments for use in the determination of trace amounts of organic compounds in biological, environmental and industrial materials. BASi also sells its equipment and software for use in industrial, government and academic laboratories. BASi’s customers are located throughout the world.

Principles of Consolidation

The consolidated financial statements include the accounts of BASi and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Cash Equivalents

BASi considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Financial Instruments

Financial instruments that subject BASi to credit risk consist principally of trade accounts receivable. BASi performs periodic credit evaluations of its customers’ financial conditions and generally does not require collateral on trade accounts receivable.

BASi’s cash and cash equivalents, accounts receivable, accounts payable and certain other accrued liabilities are all short-term in nature and their carrying amounts approximate fair value. BASi’s bank debt has primarily variable interest rates, thus their carrying amounts approximate fair value.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method.

Long-Lived Assets, Including Goodwill

The carrying value of long-lived assets, including goodwill, is periodically reviewed by management in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” Under the provisions of the statement, BASi evaluates its long-lived assets in light of events and circumstances that may indicate that the remaining estimated useful life may warrant revision or that the remaining value may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, BASi uses an estimate of the related cash flows over the remaining life of the asset in measuring whether that asset is recoverable. To the extent an impairment has occurred, the excess of the carrying value of the long-lived assets over their estimated fair value will be charged to operations. BASi evaluates long-lived assets and goodwill for impairment under this methodology. As of September 30, 2002, an impairment of the carrying value of long-lived assets, including goodwill, has not occurred.

Property And Equipment

Property and equipment are recorded at cost, including interest capitalized in connection with the construction of major facilities. Depreciation, including amortization on capital leases, is computed using the straight-line method over the estimated useful lives of 3 through 40 years. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue Recognition

The majority of BASi’s service contracts involve the processing of bioanalytical samples for pharmaceutical companies. These contracts generally provide for a fixed fee for each sample processed and revenue is recognized under the specific performance method of accounting. Under the specific performance method, revenue and related direct costs are recognized when services are performed. BASi’s other service contracts generally consist of pre-clinical trial studies for pharmaceutical companies. Service revenue is recognized based on the ratio of direct costs incurred to total estimated direct costs under the proportional performance method of accounting. Losses on contracts are provided in the period in which the loss becomes determinable. Revisions in profit estimates are reflected on a cumulative basis in the period in which such revisions become known.

Service contract fees received upon acceptance are deferred and classified within customer advances until earned. Unbilled revenues represent revenues earned under contracts in advance of billings.

BASi product revenue is derived primarily from sales of equipment utilized for analytical testing. Revenue from equipment not requiring installation, testing or training is recognized upon shipment to customers. One BASi product includes internally developed software and requires installation, testing and training, which occur concurrently. Revenue is recognized upon completion of the installation, testing and training.

Advertising Expense

BASi expenses advertising costs as incurred. Advertising expense was $266,225, $195,833 and $306,737 for 2002, 2001 and 2000, respectively.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” Under the new rules, goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, BASi will apply the new accounting rules beginning October 1, 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $77,000 ($.02 per share) per year. BASi will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of October 1, 2002, and has not yet determined what the effect of these tests will be on the earnings and financial position of BASi.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supercedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and also supercedes the accounting and reporting provisions of Accounting Principals Board (“APB”) Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for segments of a business to be disposed of. Among its many provisions, SFAS No. 144 retains the fundamental requirements of both previous standards; however, it resolves significant implementation issues related to FASB Statement No. 121 and broadens the separate presentation of discontinued operations in the income statement required by APB Opinion No. 30 to include a component of an entity (rather than a segment of a business). The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. BASi does not believe, based on current circumstances, the effect of adoption of SFAS No. 144 will be material.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 rescinds both SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment to that Statement, SFAS No.64, "Extinguishments of Debt Made to Satisfy Sinking Fund Requirements." SFAS No. 4 required that all gains and losses from the extinguishment of debt be aggregated and, if material, be classified as an extraordinary item, net of the related income tax effect. Upon the adoption of SFAS No. 145, all gains and losses on the extinguishment of debt for periods presented in the financial statements will be classified as extraordinary items only if they meet the criteria in APB No. 30. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and SFAS No. 64 shall be applied for fiscal years beginning after May 15, 2002. BASi does not believe, based on current circumstances, the effect of adoption of SFAS No. 145 will be material.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No, 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 generally requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. BASi is currently evaluating the effects, if any, that this standard will have on its results of operations and financial position.

On December 31, 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends SFAS No. No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 148’s amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. SFAS No. 148’s amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing consolidated financial statements for interim periods beginning after December 15, 2002.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Options

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” BASi uses the intrinsic value method to account for stock options, consistent with the existing rules established by APB Option No. 25, “Accounting for Stock Issued to Employees.”

2.        Earnings per Share

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common and common equivalent shares outstanding. Common equivalent shares include the dilutive effect of employee and director options to purchase common shares and convertible preferred shares, which are assumed to be converted. The dilutive effect of employee and director options to purchase common shares was to increase the weighted average number of common shares outstanding by 49,386 and 35,878 shares in 2002 and 2001, respectively. There was no dilutive effect of employee and director options to purchase common shares for 2000.

3.        Commitments

On June 20, 2002, BASi and PharmaKinetics Laboratories, Inc., a Maryland corporation (“PKLB”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for, subject to the terms and conditions set forth therein, the merger of PKLB and Acquisition (the “Merger”). As of the effective date of the Merger, shares of PKLB common stock outstanding will be converted into shares of BASi common stock at a rate of one BASi share for each 12 PKLB shares; shares of PKLB Series A convertible preferred stock will be converted into 6% subordinated convertible promissory notes issued by BASi in an aggregate principal amount of $4,000,000; and shares of PKLB Series B convertible preferred stock will be converted into shares of BASi common stock at the same ratios as shares of PKLB common stock. The promissory notes issued in the merger mature on January 1, 2008, will not bear interest for the first year following the effective date of the merger, and will be convertible at the option of the holder into BASi common stock at a conversion price of $16.00 per share. The transaction is subject to approval by the BASi board of directors and customary closing conditions, including registration of the BASi securities to be issued in the merger and the approval of PKLB’s shareholders. The merger is currently expected to close prior to March 31, 2003. Holders of more than 85% of PKLB’s Class A convertible preferred stock have agreed to vote those shares in favor of the merger. During the year ended September 30, 2002, BASi made unsecured loans to PKLB aggregating $408,000. The terms of these loans were modified in November 2002 (see Note 11). The outstanding balances on these loans is included in other assets at September 30, 2002.

4.        Inventories

Inventories at September 30 consisted of the following:

                                                      2002            2001
                                                  ----------      ----------
                        Raw materials             $1,347,184      $1,322,182
                        Work in progress             338,996         302,706
                        Finished goods             1,090,914         876,646
                                                  ----------      ----------
                                                   2,777,094       2,501,534
                        LIFO reserve                (153,044)       (110,453)
                                                  ----------      ----------
                                                  $2,624,050      $2,391,081
                                                  ==========      ==========

5.        Debt Arrangements

                                                               2002              2001
                                                            ----------        ----------

     Long-term  debt consisted of the following at
     September 30:

     Mortgage  note  payable  to bank,  payable in
     monthly  principal  installments  of  $19,444
     plus  interest  at the  one-month  LIBOR rate
     plus 200 basis points (3.28% at September 30,
     2002).  Repaid  with  new  borrowings  from a
     different bank on October 29, 2002.                    $2,741,684        $2,975,012

     Mortgage  note  payable  to bank,  payable in
     monthly principal installments of $3,800 plus
     interest at the one-month LIBOR rate plus 200
     basis points  (3.28% at September  30, 2002).
     Repaid with new  borrowings  from a different
     bank on October 29, 2002.                                 661,000               ---
                                                            ----------        ----------
                                                             3,402,684         2,975,012
     Less current portion                                      278,928           233,328
                                                            ----------        ----------
                                                            $3,123,756        $2,741,684
                                                            ==========        ==========

BASi had a revolving line of credit that allowed for borrowings of up to $3,500,000. Interest accrued monthly on the outstanding balance at the bank’s prime rate minus 25 to plus 75 basis points or at the London Interbank Offered Rate (LIBOR) plus 200 to 300 basis points, as elected by BASi, depending upon certain financial ratios. As of September 30, 2002 and 2001, interest on the entire outstanding balance was based on the prime rate minus 25 basis points (4.50% and 5.25%, respectively). The balance outstanding on this line of credit at September 30, 2002 was $3,749,373, including $249,373 of cash overdrafts. This line of credit was repaid with new borrowings from a different bank on October 29, 2002.

Cash interest payments of $250,615, $329,544 and $498,513 were made in 2002, 2001 and 2000, respectively. Cash interest payments for 2002 included interest of $39,644, which was capitalized. These amounts included interest required to be paid on a portion of the undistributed earnings of a subsidiary, which qualifies as a domestic international sales corporation.

Subsequent Event-Debt Arrangements

On October 29, 2002, BASi obtained new credit agreements with two different banks that completely refinanced and replaced all outstanding bank debt arrangements that were in place at September 30, 2002. These new credit agreements provide for a $6 million revolving line of credit with a bank and a mortgage note payable and two construction term loans payable with another bank aggregating $10 million. Borrowings under these new credit agreements are collateralized by substantially all assets related to BASi’s operations and all common stock of BASi’s United States subsidiaries and 65% of the common stock of its non-United States subsidiaries, and the assignment of a life insurance policy on BASi’s Chairman and CEO. Under the terms of these credit agreements, BASi has agreed to restrict advances to subsidiaries, limit additional indebtedness and capital expenditures as well as to comply with certain financial covenants outlined in the borrowing agreements. These new credit agreements contain cross-default provisions. Details of each debt issue are discussed below.

On October 29, 2002 BASi obtained a revolving line of credit which expires September 30, 2005. The maximum amount available under the terms of the agreement is $6 million with outstanding borrowings limited to the borrowing base as defined in the agreement. Interest accrues monthly on the outstanding balance at the bank’s prime rate to prime rate plus 125 basis points or at the Eurodollar rate plus 200 to 350 basis points, as elected by BASi, depending upon certain financial ratios. BASi pays a fee equal to 0.25 to 0.5 basis points, depending on certain financial ratios, on the unused portion of the line of credit.

On October 29, 2002 BASi obtained a $5,410,000 commercial mortgage with a bank. The mortgage note requires 119 monthly principal payments of $22,542 plus interest, followed by a final payment for the unpaid principal amount of $2,727,502 due November 1, 2012. Interest is charged at the prime rate.

On October 29, 2002 BASi obtained a $2,250,000 construction loan with a bank which expires November 1, 2012. Proceeds from this loan will be used to fund the expansion of BASi’s facilities in West Lafayette, Indiana. The loan requires interest payments only until completion of the project in West Lafayette, Indiana. Interest is charged at the prime rate.

On October 29, 2002 BASi obtained a $2,340,000 construction loan with a bank which expires May 1, 2008. Proceeds from this loan will be used to fund the expansion of BASi’s facilities in Evansville, Indiana. The loan requires interest payments only until completion of the project in Evansville, Indiana. Interest is charged at the prime rate. To obtain the foregoing new credit agreements, BASi entered into an agreement with PericuIum Capital Company, LLC (“Periculum”). Under the terms of the agreement, BASi paid $300,000 in fees to Periculum upon closing of the refinancing.

6.        Lease Arrangements

BASi has capital lease arrangements to finance the acquisition of equipment. Future minimum lease payments, based upon scheduled payments under the lease arrangements as of September 30, 2002 are as follows:

             2003                                           1,161,235
             2004                                             126,932
                                                          -----------
             Total minimum lease payments                   1,288,167
             Amounts representing interest                    (26,870)
                                                          -----------
             Present value of minimum lease payments        1,261,297
             Less current portion                          (1,137,925)
                                                          -----------
                                                          $   123,372
                                                          ===========

The total amount of property and equipment capitalized under capital lease obligations as of September 30, 2002 and 2001 was $2,776,645 and $1,917,625, respectively, including $859,020 capitalized under a capital lease line (discussed below). Accumulated amortization on capital leases at September 30, 2002 and 2001 was $1,041,348 and $855,100, respectively.

BASi had a $1,500,000 lease line for equipment with a bank. On November 15, 2002 BASi sold the equipment to a bank and is leasing the equipment back under an operating lease (see Note 11).

BASi leases office space tinder a noncancelable operating lease that terminates in 2004. This lease contains renewal options ranging from one to five years. Total rental expense was $20,080, $22,903 and $32,499 in 2002, 2001 and 2000, respectively.

Future minimum lease payments at September 30, 2002 are as follows:

             2003              $ 19,890
             2004                 3,315
                               --------
                               $ 23,205
                               ========

7.        Income Taxes

Significant components of BASi's deferred tax liabilities and assets as of September 30 are as follows:

                                                          2002           2001
                                                          ----           ----
        Deferred tax liabilities:
           Tax over book depreciation                  $1,498,289     $1,383,003
           Deferred DISC income                           113,547        170,321
                                                       ----------     ----------
        Total deferred liabilities                      1,611,836      1,553,324
        Deferred tax assets:
           Inventory pricing                              129,745        123,008
           Accrued vacation                               169,985        155,935
           Tax credit carry forward                           ---         32,587
           Accrued expense and other--net                 155,303         17,466
           Foreign net operating loss                     289,861        484,314
                                                       ----------     ----------
        Total deferred tax assets                         744,894        813,310
        Valuation allowance for
           Deferred tax assets                           (289,861)      (484,314)
                                                       ----------     ----------
        Net deferred tax assets                           455,033        328,996
                                                       ----------     ----------
        Net deferred tax liabilities                   $1,156,803     $1,224,328
                                                       ==========     ==========

Significant components of the provision (benefit) for income taxes are as follows:

                                    2002            2001          2000
                                    ----            ----          ----
        Current:
            Federal               $223,761      $  680,469     $(245,378)
            State                  310,724         297,368        51,405
            Foreign                 14,034             ---           ---
                                  --------      ----------     ---------
        Total current              548,519         977,837      (193,973)
        Deferred:
            Federal                (60,603)        337,601      (230,925)
            State                   (6,922)         24,712        (6,405)
                                  --------      ----------     ---------
        Total deferred             (67,525)        362,313      (237,330)
                                  --------      ----------     ---------
                                  $480,994      $1,340,150     $(431,303)
                                  ========      ==========     =========

The effective income tax rate varied from the statutory federal income tax rate as follows:

                                                             2002           2001          2000
                                                             ----           ----          ----
        Statutory federal income tax rate                    34.0%          34.0%         34.0%
        Increases (decreases):
            Amortization of goodwill and
               other nondeductible expenses                   2.2            0.9          (0.6)
            Benefit of foreign sales corporation, net        (2.4)          (0.9)          1.5
            State income taxes, net of federal tax            9.3            5.8          (1.6)
        benefit
            Research and development credit                  (0.8)          (1.0)          ---
            Nondeductible (deductible) foreign losses       (12.5)           3.4         (11.5)
            Other                                             1.1            0.9           2.0
                                                            -----           ----          ----
                                                             30.9%          43.1%         23.8%
                                                            =====           ====          ====

In fiscal 2002, 2001 and 2000, BASi's foreign operations generated an income (loss) before income taxes of $621,699, $(359,297) and $(612,496), respectively.

Payments made in 2002, 2001 and 2000 for income taxes amounted to $270,300, $1,095,000 and $67,000, respectively.

BASi has foreign net operating loss carryforwards aggregating $906,000 that begin to expire in fiscal 2021.

8.        Stock Option Plans

During fiscal 1990, BASi established an Employee Incentive Stock Option Plan whereby options to purchase shares of BASi's common shares at fair market value can be granted to employees of BASi. Options granted become exercisable in four equal installments beginning two years after the date of the grant. The plan terminated in 2000.

BASi adopted new stock option plans, discussed below, in connection with its initial public offering and accordingly does not plan to grant any more options pursuant to the plans discussed above.

During fiscal 1998, BASi established an Employee Stock Option Plan whereby options to purchase shares of BASi's common shares at fair market value can be granted to employees of BASi. Options granted become exercisable in four equal installments beginning two years after the date of grant. The plan terminates in fiscal 2008.

During fiscal 1998, BASi established an Outside Director Stock Option Plan whereby options to purchase shares of BASi's common shares at fair market value can be granted to outside directors. Options granted become exercisable in four equal installments beginning two years after the date of grant. The plan terminates in fiscal 2008.

A summary of BASi's stock option activity and related information for the years ended September 30 is as follows:

                                     2002                    2001                      2000
                            --------------------      -------------------       -------------------
                                        Weighted                 Weighted                  Weighted
                                         Average                  Average                   Average
                                        Exercise                 Exercise                  Exercise
                             Options      Price       Options      Price        Options     Price
                            --------------------      -------------------       -------------------
Outstanding--
  beginning of year          124,964      $ 4.39      134,235      $ 4.27       206,299     $ 3.35
Exercised                     (9,100)       1.83       (6,771)       1.65       (48,296)      0.52
Granted                          ---         ---          ---         ---         5,000       2.88
Terminated                    (2,750)       4.93       (2,500)       5.00       (28,768)      3.75
                            --------                  -------                   -------
Outstanding--
  end of year                113,114      $ 4.59      124,964      $ 4.39       134,235     $ 4.27
                            ========                  =======                   =======

                                   Weighted                                    Weighted
                    Number          Average      Weighted       Number          Average
  Range of       Outstanding       Remaining      Average    Exercisable       Remaining
  Exercise       September 30,    Contractual    Exercise    September 30,    Contractual
   Prices            2002            Life          Price         2002            Life
------------     -------------    -----------    --------    -------------    -----------

$1.51 - 2.10        31,114            .50          $1.72        31,114           $1.72
$2.11 - 8.00        82,000           5.84          $5.68        51,250           $5.93
                   -------                                      ------
                   113,114                                      82,364
                   =======                                      ======

Disclosure of pro forma information regarding net income and earnings per share is required by SFAS No. 123 as if BASi has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method as defined by that Statement. The fair value for options granted by BASi was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

     Risk-free interest rate                           5.50%
     Dividend yield                                    0.00%
     Volatility factor of the expected market
       Price of BASi's common stock                    0.53 (0.53 in 2001 and 2000)
     Expected life of the options (years)              7.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because BASi’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the related vesting period. BASi’s pro forma information giving effect to the estimated compensation expense related to stock options is as follows:

                                                   2002          2001           2000
                                                ----------    ----------   -----------
    Pro forma net income (loss)                 $1,046,189    $1,746,501   $(1,415,284)
    Pro forma net income (loss) per share            $0.23          0.38        $(0.31)

The weighted average fair value of options granted was $1.64 in 2000. No options were granted in 2002 or 2001.

9.        Retirement Plan

Effective July 1, 1984, BASi established an Internal Revenue Code Section 401 (k) Retirement Plan (the "Plan") covering all employees over twenty-one years of age with at least one year of service. Under the terms of the Plan, BASi contributes 2% of each participant's total wages to the Plan. The Plan also includes provisions for various contributions which may be instituted at the discretion of the Board of Directors. The contribution made by the participant may not exceed 20% of the participant's annual wages. BASi made no discretionary contributions under the plan in 2002, 2001 and 2000. Contribution expense was $369,023, $324,674 and $256,107 in 2002, 2001 and 2000, respectively.

10.        Segment Information

BASi operates in two principal segments - analytical services and analytical products. BASi's analytical services unit provides analytical chemistry support on a contract basis directly to pharmaceutical companies. BASi's analytical products unit provides liquid chromatography, electrochemical and physiological monitoring products to pharmaceutical companies, universities, government research centers and medical research institutions. BASi evaluates performance and allocates resources based on these segments. The accounting policies of these segments are the same as those described in the summary of significant accounting policies.

                                                     Year Ended September 30,
                                         -----------------------------------------------
                                            2002                 2001               2000
                                         -----------------------------------------------
OPERATING SEGMENTS                                         (in thousands)
REVENUE
Service                                  $ 16,140             $ 15,202          $ 10,999
Product                                    10,373               10,073             8,224
                                         --------             --------          --------
                                         $ 26,513             $ 25,275          $ 19,223

OPERATING INCOME (LOSS)
Service                                  $  1,142             $  2,629          $   (409)
Product                                       485                  861              (783)
                                         --------             --------          --------
Total operating income (loss)               1,627                3,490            (1,192)
Corporate expenses                            (80)                (383)             (621)
                                         --------             --------          --------
Income (loss) before income taxes        $  1,547             $  3,107          $ (1,813)
                                         ========             ========          ========

IDENTIFIABLE ASSETS
Service                                  $ 22,255             $ 18,396          $ 17,772
Product                                    11,208                9,581             9,125
                                         --------             --------          --------
Total assets                             $ 33,463             $ 27,977          $ 26,897
                                         ========             ========          ========

                                                     Year Ended September 30,
                                         -----------------------------------------------
                                            2002                 2001               2000
                                         -----------------------------------------------
DEPRECIATION AND AMORTIZATION                              (in thousands)
Service                                  $  1,518             $  1,242          $  1,218
Product                                       524                  520               418
                                         --------             --------          --------
Total depreciation
  and amortization                       $  2,042             $  1,762          $  1,636
                                         ========             ========          ========

CAPITAL EXPENDITURES
Service                                  $  3,843             $  1,584          $  1,269
Product                                       841                   89               304
                                         --------             --------          --------
Total capital expenditures               $  4,684             $  1,673          $  1,573
                                         ========             ========          ========

                                                     Year Ended September 30,
                                         -----------------------------------------------
                                            2002                 2001               2000
                                         -----------------------------------------------
GEOGRAPHIC INFORMATION                                     (in thousands)
Sales to external customers:
North America                            $ 20,238             $ 20,536          $ 13,891
Pacific Rim:
     Japan                                    273                  242               580
     Other                                    640                  660               232
Europe                                      4,401                2,337             2,317
Other                                         961                1,500             2,203
                                         --------             --------          --------
                                         $ 26,513             $ 25,275          $ 19,223
                                         ========             ========          ========
Long-lived assets:
North America                            $ 22,700             $ 18,691          $ 18,467
Europe                                      1,969                1,416             1,575
                                         --------             --------          --------
                                         $ 24,669             $ 20,107          $ 20,042
                                         ========             ========          ========

Major Customers

During 2002, 2001 and 2000, a major United States-based pharmaceutical company accounted for approximately 19.0%, 18.9% and 21.0%, respectively, of BASi’s total revenues and 15.7% and 23.6% of total trade accounts receivable at September 30, 2002 and 2001, respectively.

During 2002, 2001 and 2000, another major United States-based pharmaceutical company accounted for approximately 9.3%, 11.7% and 12.2%, respectively, of BASi’s total revenues and 6.3% and 10.7% of total trade accounts receivable at September 30, 2002 and 2001, respectively.

11.        Subsequent Events—Unaudited

On November 15, 2002 BASi obtained a $1,500,000 lease line for equipment with a bank. At November 30, 2002, $1,090,000 was utilized, including $859,020 under a sale-leaseback arrangement (see Note 6). The lease requires 60 payments of $17,820.

Between June and September 2002, BASi loaned PKLB a total of $408,000 for working capital purposes (see Note 3). On November 14, 2002, PKLB executed a Secured Convertible Revolving Note in the principal amount of up to $925,000 payable to BASi to replace the existing notes payable to BASi and to allow PKLB to borrow additional amounts to cover short-term operating requirements. The note is secured by real estate, carries an annual interest rate of 8%, and all principal and accrued interest is due and payable on May 1, 2003. The outstanding principal amount of the note to BASi is convertible by BASi at any time into PKLB common stock at a price of $0.1585 per common share, which price represents the average of the closing prices for PKLB’s common shares as reported by Nasdaq for the twenty (20) trading days ended November 8, 2002.

On December 13, 2002 BASi acquired LC Resources, Inc., a privately-held company based in Walnut Creek, California. Under the agreement, BASi purchased all of the outstanding shares of LC Resources, Inc. (“LCR”) for $2.5 million, subject to adjustment for certain changes in net tangible assets of LCR. BASi paid cash of $125,000 at closing with the remainder of the purchase price to be paid through promissory notes bearing interest at 10% per annum, maturing on October 1, 2007. The notes are subordinate to BASi’s senior bank debt (see Note 5). The holders of the notes will have the option to require BASi to repay up to 20% of the outstanding principal balance of the notes on each October 1 prior to maturity, commencing October 1, 2003.

REPORT OF INDEPENDENT AUDITORS

Board Of Directors And Shareholders
Bioanalytical Systems, Inc.

We have audited the accompanying consolidated balance sheets of Bioanalytical Systems, Inc. as of September 30, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bioanalytical Systems, Inc. at September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States.

Indianapolis, Indiana
November 1, 2002

Board Of Directors

Peter T. Kissinger, Ph.D.
Chairman, President and Chief Executive Officer

Ronald E. Shoup, Ph.D.
Chief Operating Officer, BASi Contract Research Services

Candice B. Kissinger
Senior Vice President, Marketing

William E. Baitinger
Special Assistant to the Vice President For Research,
Purdue University

John A. Kraeutler
President and Chief Operating Officer,
Meridian Bioscience, Inc.

W Leigh Thompson, Ph.D., M.D.
Chief Executive Officer
Profound Quality Resources, Inc.

Executive Management

Peter T Kissinger, Ph.D.
Chairman, President and Chief Executive Officer

Ronald E. Shoup, Ph.D.
Chief Operating Officer, BASi Contract Research Services

Douglas P Wieten
Chief Financial Officer and Treasurer
Vice President, Finance

Candice B. Kissinger
Senior Vice President, Marketing

Craig S. Bruntlett, Ph.D.
Senior Vice President, International Sales

Donnie A. Evans
Vice President, Engineering

Stephen Geary, Ph.D.
Vice President, U.S. Sales and Marketing

Lina L. Reeves-Kerner
Vice President, Human Resources

Michael P. Silvon, Ph.D.
Vice President, Planning; and Development

Michelle L. Troyer
Corporate Controller

Scientific Advisory Board

Daniel Armstrong, Ph.D.
R. Graham Cooks, Ph.D.
William R. Heineman, Ph.D.
Jean-Michel Kauffman, Ph.D.
Susan Lunte, Ph.D.
Mark Meyerhoff, Ph.D.
W. Leigh Thompson, Ph.D., M.D.
Patrick Murphy, Ph. D.

CORPORATE INFORMATION

Annual Meeting Of Shareholders

February 20, 2003
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

      Fiscal         1st Quarter      2nd Quarter      3rd Quarter      4th Quarter
      ------         -----------      -----------      -----------      -----------

      2002
      High             9.400             7.710             6.970           4.850
      Low              5.170             6.500             5.100           3.000

      2001
      High             2.781             3.875             9.040          13.900
      Low              2.125             2.313             3.000           5.000

The Company has not paid any cash dividends on its common shares for the two most recent fiscal years. The Company has no intention to pay cash dividends in the foreseeable future.

Inquiries

A copy of the Company’s 2002 Form 10-K Annual Report filed with the Securities and Exchange Commission is available without charge upon written request, and by visiting www.bioanalytical.com/investlannual.html. Media inquiries and requests for the 10-K and investor’s kits should be directed to:

Corporate Communications Director
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, IN 47906 USA

Inquiries from shareholders, security analysts, portfolio managers, registered representatives and other interested parties should be directed to:

BASi Investor Relations
Nasdaq: BASI
765-463-4527
www.bioanalytical.com