Form 10-K/A, Exhibit 13
period 2002-09-30
BIOANALYTICAL SYSTEMS INC
filed 2003-01-28
CIK 720154

Exhibit 13

vir-tu•o-so: a brilliant, skillful performer

BASi: a company of virtuosos

TABLE OF CONTENTS

Financial Data	1
President's Podium	2
Prelude	3
Quarterly Financial Data	6
Analysis of Financial Condition, Results of Operations	7
Balance Sheets	14
Statements of Operations	15
Statements of Shareholders' Equity	16
Statements of Cash Flows	17
Notes to Financial Statements	18
Report of Independent Auditors	28
Corporation Information	30

"Music is the universal language of mankind."
- Henry Wadsworth Longfellow (1807-1882)

photo on preceding page:  Long Center for The Performing Arts, Lafayette, Indiana

SELECTED CONSOLIDATED FINANCIAL DATA

                                                       Year Ended September 30,
                                      --------------------------------------------------------
                                        2002        2001        2000         1999        1998
                                      --------------------------------------------------------
                                               (in thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
  Service revenue                     $ 16,140    $ 15,202    $ 10,999    $  9,993    $  7,609
  Product revenue                       10,373      10,073       8,224       9,858      10,616
                                      --------    --------    --------    --------    --------
     Total revenue                      26,513      25,275      19,223      19,851      18,225
  Cost of service revenue               11,556       9,660       9,245       6,499       4,598
  Cost of product revenue                4,393       3,495       2,974       3,943       3,911
                                      --------    --------    --------    --------    --------
     Total cost of revenue              15,949      13,155      12,219      10,442       8,509
                                      --------    --------    --------    --------    --------
  Gross profit                          10,564      12,120       7,004       9,409       9,716
                                      --------    --------    --------    --------    --------
  Operating expenses:
  Selling                                2,940       3,204       3,400       3,943       4,524
  Research and development               1,521       1,611       1,806       1,955       2,165
  General and administrative             4,476       3,815       2,990       2,550       2,336
                                      --------    --------    --------    --------    --------
     Total operating expenses            8,937       8,630       8,196       8,448       9,025
                                      --------    --------    --------    --------    --------
  Operating income (loss)                1,627       3,490      (1,192)        961         691
  Other income (expense), net              (80)       (383)       (621)       (114)        (25)
                                      --------    --------    --------    --------    --------
  Income (loss) before income taxes      1,547       3,107      (1,813)        847         666
  Income taxes (benefit)                   481       1,340        (431)        277         254
                                      --------    --------    --------    --------    --------
  Net income (loss)                   $  1,066    $  1,767    $ (1,382)   $    570    $    412
                                      ========    ========    ========    ========    ========
   Net income (loss) per share
     Basic                            $    .23    $    .39    $   (.30)   $    .13    $    .10
     Diluted                          $    .23    $    .38    $   (.30)   $    .12    $    .09
  Weighted average common
  Shares outstanding
     Basic                               4,576       4,565       4,550       4,506       4,117
     Diluted                             4,625       4,600       4,550       4,676       4,403

                                                           September 30,
                                      --------------------------------------------------------
                                        2002        2001        2000         1999        1998
                                      --------------------------------------------------------
                                                          (in thousands)

BALANCE SHEET DATA:
  Working capital (deficit)           $   (911)   $  2,535    $    931    $  4,275    $  3,286
  Property and equipment, net           22,824      18,922      18,913      17,355      14,551
  Total assets                          33,463      27,977      26,897      26,321      22,280
  Long-term debt, less
     Current portion                     3,247       3,144       3,638       4,112       1,124
  Convertible preferred shares             ---         ---         ---         ---         ---
  Shareholders' equity                  18,898      17,830      16,062      17,421      16,844

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

FROM THE PRESIDENT’S PODIUM

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

Culex® is a registered trademark of Bioanalytical Systems, Inc.

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

BASi product revenue is derived primarily from sales of equipment utilized for analytical testing. Revenue from equipment not requiring installation, testing and training, is recognized upon shipment to customers. One BASi product includes internally developed software and requires installation, testing and training, which occur concurrently. Revenue is recognized upon completion of the installation, testing and training.

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

Cash used by investing activities decreased to $1.6 million for the year ended September 30, 2001 from $2.0 million for the year ended September 30, 2000, primarily due to payments relating to the acquisition of T.P.S., Inc. in the year ended September 30, 2000. Cash used by financing activities for the year ended September 30, 2001 was $2.5 million, due to payments on the line of credit, partially off-set by increased long-term debt.

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

On June 20, 2002, BASi and PharmaKinetics Laboratories, Inc. (“PKLB”) entered into a merger agreement that will result in PKLB becoming a wholly-owned subsidiary of BASi. In connection with the merger, BASi will issue 6% Subordinated Convertible Notes in an aggregate principal amount of approximately $4.0 million to the holders of PKLB Class A Preferred shares. No principal payments will be due on these notes until 2008. No interest will be paid on the notes for one year after the date of issuance. The notes are convertible into BASi common shares at the option of the holder at any time after the first anniversary of the date of issuance at a price of $16.00 per share.

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

BASi’s revolving line of credit expires September 30, 2005. The maximum amount available under the terms of the agreement is $6.0 million with outstanding borrowings limited to the borrowing base as defined in the agreement. Interest accrues monthly on the outstanding balance at the bank’s prime rate to prime rate plus 125 basis points, or at the Eurodollar rate plus 200 to 350 basis points, as elected by BASi, depending upon the ratio of BASi’s interest bearing indebtedness (less subordinated debt) to EBITDA. BASi pays a fee equal to 25 to 50 basis points, depending upon the same financial ratios, on the unused portion of the line of credit.

BASi has a $5,410,000 commercial mortgage with a bank. The mortgage note requires 119 monthly principal payments of $22,542 plus interest, followed by a final payment for the unpaid principal amount of $2,727,502 due November 1, 2012. Interest is charged at the prime rate. On November 15, 2002, BASi obtained a $1,500,000 lease line for equipment with a bank. At November 30, 2002, $1,090,000 was utilized, including $859,020 under a sale-leaseback arrangement. The lease requires 60 payments of $17,820.

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

BASi intends to issue additional subordinated debt of approximately $4.0 million in connection with the contemplated acquisition of PKLB. This indebtedness will not require any payments of principal or interest by BASi during the first year after it is issued, and will not affect BASi's compliance with the leverage covenant in its credit agreement. However, as discussed above, BASi will use cash from operations and amounts available under its credit agreement to pay trade payables and other obligations of PKLB and to fund PKLB's future operations. To offset these requirements, BASi intends to sell a building owned by PKLB, located in Baltimore, Maryland and to apply the net proceeds from the sale to reduce amounts outstanding under the credit agreement.

Based on its current business activities, BASi believes cash generated from its operations, amounts available under its existing bank line of credit and credit facility, and the proposed action plan will be sufficient to fund BASi's working capital and capital expenditure requirements for the foreseeable future and through September 30, 2003.

Inflation

BASi believes that inflation has not had a material adverse effect on its business, operations or financial condition.

New Accounting Pronouncements

Please refer to the Notes to Consolidated Financial Statements for a discussion of recently issued accounting standards.

[Page left blank intentionally]

CONSOLIDATED BALANCE SHEETS

                                                                             SEPTEMBER 30,
                                                             -----------------------------------------
                                                                  2002                         2001
                                                             -------------                ------------
ASSETS
Current assets:
  Cash and cash equivalents                                  $     825,964                $    373,738
  Accounts receivable
     Trade                                                       3,699,554                   3,634,143
     Grants                                                        115,592                     116,719
     Unbilled revenues and other                                   739,008                     514,997
  Inventories                                                    2,624,050                   2,391,081
  Deferred income taxes                                            455,033                     442,903
  Refundable income taxes                                           51,952                     325,001
  Prepaid expenses                                                 282,906                      71,062
                                                             -------------                ------------
Total current assets                                             8,794,059                   7,869,644
Property and equipment
  Land and improvements                                            495,624                     495,624
  Buildings and improvements                                    14,475,933                  13,507,731
  Machinery and equipment                                       13,363,055                  10,795,295
  Office furniture and fixtures                                  1,114,157                   1,092,452
  Construction in process                                        2,359,211                     112,790
                                                             -------------                ------------
                                                                31,807,980                  26,003,892
  Less accumulated depreciation and amortization                (8,983,937)                 (7,082,300)
                                                             -------------                ------------
                                                                22,824,043                  18,921,592
                                                             -------------                ------------
Goodwill, less accumulated amortization of
  $360,167 in 2002 and $280,871 in 2001                            883,628                     962,924
Other assets                                                       960,881                     222,494
                                                             -------------                ------------
Total assets                                                 $  33,462,611                $ 27,976,654
                                                             =============                ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                           $   2,459,325                $  2,618,788
  Income taxes payable                                              41,488                     176,000
  Accrued expenses                                                 752,934                     746,741
  Customer advances                                              1,285,311                   1,063,467
  Revolving line of credit                                       3,749,373                     235,687
  Current portion of capital lease obligations                   1,137,925                     261,123
  Current portion of long-term debt                                278,928                     233,328
                                                             -------------                ------------
Total current liabilities                                        9,705,284                   5,335,134
Capital lease obligations, less current portion                    123,371                     402,276
Long-term debt, less current portion                             3,123,756                   2,741,684
Deferred income taxes                                            1,611,836                   1,667,231
Shareholders' equity
  Preferred Shares
     Authorized shares- 1,000,000
     Issued and outstanding shares - none                              ---                         ---
  Common shares, no par value
     Authorized shares - 19,000,000
     Issued and outstanding shares -
        4,578,516 in 2002 and 4,569,416 in 2001                  1,014,206                   1,012,190
  Additional paid-in capital                                    10,520,839                  10,506,200
  Retained earnings                                              7,411,111                   6,344,666
  Accumulated other comprehensive loss                             (47,792)                    (32,727)
                                                             -------------                ------------
Total shareholders' equity                                      18,898,364                  17,830,329
                                                             -------------                ------------
Total liabilities and shareholders' equity                   $  33,462,611                $ 27,976,654
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

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                           ACCUMULATED
                                                                                             OTHER
                                                              ADDITIONAL                  COMPREHENSIVE       TOTAL
                                      PREFERRED   COMMON       PAID-IN       RETAINED        INCOME       SHAREHOLDERS'
                                        SHARES    SHARES       CAPITAL       EARNINGS        (LOSS)           EQUITY
                                      --------- -----------   -----------   -----------   ------------    -------------

BALANCE AT SEPTEMBER 30, 1999           $---    $   999,992   $10,481,978   $ 5,959,919   $    (20,595)   $17,421,294
 Comprehensive income (loss)
  Net loss                               ---            ---           ---    (1,382,010)           ---     (1,382,010)
  Other comprehensive loss:
    Foreign currency translation
     adjustments                         ---            ---           ---           ---         (2,851)        (2,851)
                                                                                                          -----------
 Total comprehensive loss                                                                                  (1,384,861)
 Exercise of stock options               ---         10,698        14,527           ---            ---         25,225
                                      --------- -----------   -----------   -----------   ------------    -----------
    BALANCE AT SEPTEMBER 30, 2000        ---    $ 1,010,690    10,496,505     4,577,909        (23,446)    16,061,658
 Comprehensive income (loss)
  Net income                             ---            ---           ---     1,766,757            ---      1,766,757
  Other comprehensive loss:
    Foreign currency translation
     adjustments                         ---            ---           ---           ---         (9,281)        (9,281)
                                                                                                          -----------
 Total comprehensive income                                                                                 1,757,476
 Exercise of stock options               ---          1,500         9,695           ---            ---         11,195
                                      --------- -----------   -----------   -----------   ------------    -----------
    BALANCE AT SEPTEMBER 30, 2001        ---      1,012,190    10,506,200     6,344,666        (32,727)    17,830,329
 Comprehensive income (loss)
  Net income                             ---            ---           ---     1,066,445            ---      1,066,445
  Other comprehensive loss:
    Foreign currency translation
     Adjustments                         ---            ---           ---           ---        (15,065)       (15,065)
                                                                                                          -----------
 Total comprehensive income                                                                                 1,051,380
 Exercise of stock options               ---          2,016        14,639           ---            ---         16,655
                                      --------- -----------   -----------   -----------   ------------    -----------
    BALANCE AT SEPTEMBER 30, 2002       $---    $ 1,014,206   $10,520,839   $ 7,411,111   $    (47,792)   $18,898,364

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

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 generally requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. BASi is currently evaluating the effects, if any, that this standard will have on its results of operations and financial position.

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

Stock Options

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” BASi uses the intrinsic value method to account for stock options, consistent with the existing rules established by APB Opinion No. 25, “Accounting for Stock Issued to Employees.”

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

3.        Commitments

On June 20, 2002, BASi and PharmaKinetics Laboratories, Inc., a Maryland corporation (“PKLB”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for, subject to the terms and conditions set forth therein, the merger of PKLB and a wholly-owned subsidiary of BASi (the “Merger”). As of the effective date of the Merger, shares of PKLB common stock outstanding will be converted into shares of BASi common stock at a rate of one BASi share for each 12 PKLB shares; shares of PKLB Series A convertible preferred stock will be converted into 6% subordinated convertible promissory notes issued by BASi in an aggregate principal amount of $4,000,000; and shares of PKLB Series B convertible preferred stock will be converted into shares of BASi common stock at the same ratios as shares of PKLB common stock. The promissory notes issued in the merger mature on January 1, 2008, will not bear interest for the first year following the effective date of the merger, and will be convertible at the option of the holder into BASi common stock at a conversion price of $16.00 per share. The transaction is subject to approval by the BASi board of directors and customary closing conditions, including registration of the BASi securities to be issued in the merger and the approval of PKLB’s shareholders. The merger is currently expected to close prior to March 31, 2003. Holders of more than 85% of PKLB’s Class A convertible preferred stock have agreed to vote those shares in favor of the merger. During the year ended September 30, 2002, BASi made unsecured loans to PKLB aggregating $408,000. The terms of these loans were modified in November 2002 (see Note 11). The outstanding balances on these loans is included in other assets at September 30, 2002.

4.        Inventories

Inventories at September 30 consisted of the following:

                                                      2002            2001
                                                  ----------      ----------
                        Raw materials             $1,347,184      $1,322,182
                        Work in progress             338,996         302,706
                        Finished goods             1,090,914         876,646
                                                  ----------      ----------
                                                   2,777,094       2,501,534
                        LIFO reserve                (153,044)       (110,453)
                                                  ----------      ----------
                                                  $2,624,050      $2,391,081
                                                  ==========      ==========

5.        Debt Arrangements

Long-term debt consisted of the following at September 30:

                                                               2002              2001
                                                            ----------        ----------
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

On October 29, 2002 BASi obtained a revolving line of credit which expires September 30, 2005. The maximum amount available under the terms of the agreement is $6 million with outstanding borrowings limited to the borrowing base as defined in the agreement. Interest accrues monthly on the outstanding balance at the bank’s prime rate to prime rate plus 125 basis points or at the Eurodollar rate plus 200 to 350 basis points, as elected by BASi, depending upon certain financial ratios. BASi pays a fee equal to 25 to 50 basis points, depending on certain financial ratios, on the unused portion of the line of credit.

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

BASi leases office space under a noncancelable operating lease that terminates in 2004. This lease contains renewal options ranging from one to five years. Total rental expense was $20,080, $22,903 and $32,499 in 2002, 2001 and 2000, respectively.

Future minimum lease payments at September 30, 2002 are as follows:

             2003              $ 19,890
             2004                 3,315
                               --------
                               $ 23,205
                               ========

7.        Income Taxes

Significant components of BASi's deferred tax liabilities and assets as of September 30 are as follows:

                                                          2002           2001
                                                          ----           ----
        Deferred tax liabilities:
           Tax over book depreciation                  $1,498,289     $1,383,003
           Deferred DISC income                           113,547        170,321
                                                       ----------     ----------
        Total deferred liabilities                      1,611,836      1,553,324
        Deferred tax assets:
           Inventory pricing                              129,745        123,008
           Accrued vacation                               169,985        155,935
           Tax credit carry forward                           ---         32,587
           Accrued expense and other--net                 155,303         17,466
           Foreign net operating loss                     289,861        484,314
                                                       ----------     ----------
        Total deferred tax assets                         744,894        813,310
        Valuation allowance for
           Deferred tax assets                           (289,861)      (484,314)
                                                       ----------     ----------
        Net deferred tax assets                           455,033        328,996
                                                       ----------     ----------
        Net deferred tax liabilities                   $1,156,803     $1,224,328
                                                       ==========     ==========

Significant components of the provision (benefit) for income taxes are as follows:

                                    2002            2001          2000
                                    ----            ----          ----
        Current:
            Federal               $223,761      $  680,469     $(245,378)
            State                  310,724         297,368        51,405
            Foreign                 14,034             ---           ---
                                  --------      ----------     ---------
        Total current              548,519         977,837      (193,973)
        Deferred:
            Federal                (60,603)        337,601      (230,925)
            State                   (6,922)         24,712        (6,405)
                                  --------      ----------     ---------
        Total deferred             (67,525)        362,313      (237,330)
                                  --------      ----------     ---------
                                  $480,994      $1,340,150     $(431,303)
                                  ========      ==========     =========

The effective income tax rate varied from the statutory federal income tax rate as follows:

                                                               2002      2001      2000
                                                               ----      ----      ----
      Statutory federal income tax rate                        34.0%     34.0%     34.0%
      Increases (decreases):
          Amortization of goodwill and
             other nondeductible expenses                       2.2       0.9      (0.6)
          Benefit of foreign sales corporation, net            (2.4)     (0.9)      1.5
          State income taxes, net of federal tax benefit        9.3       5.8      (1.6)
          Research and development credit                      (0.8)     (1.0)      ---
          Nondeductible (deductible) foreign losses           (12.5)      3.4     (11.5)
          Other                                                 1.1       0.9       2.0
                                                              -----      ----      ----
                                                               30.9%     43.1%     23.8%
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
   Prices            2002            Life          Price         2002            Price
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

                                                     Year Ended September 30,
                                         -----------------------------------------------
                                            2002                 2001               2000
                                         -----------------------------------------------
OPERATING SEGMENTS                                         (in thousands)
REVENUE
Service                                  $ 16,140             $ 15,202          $ 10,999
Product                                    10,373               10,073             8,224
                                         --------             --------          --------
Total revenue                            $ 26,513             $ 25,275          $ 19,223

OPERATING INCOME (LOSS)
Service                                  $  1,142             $  2,629          $   (409)
Product                                       485                  861              (783)
                                         --------             --------          --------
Total operating income (loss)               1,627                3,490            (1,192)
Corporate expenses                            (80)                (383)             (621)
                                         --------             --------          --------
Income (loss) before income taxes        $  1,547             $  3,107          $ (1,813)
                                         ========             ========          ========

IDENTIFIABLE ASSETS
Service                                  $ 22,255             $ 18,396          $ 17,772
Product                                    11,208                9,581             9,125
                                         --------             --------          --------
Total assets                             $ 33,463             $ 27,977          $ 26,897
                                         ========             ========          ========

                                                     Year Ended September 30,
                                         -----------------------------------------------
                                            2002                 2001               2000
                                         -----------------------------------------------
DEPRECIATION AND AMORTIZATION                              (in thousands)
Service                                  $  1,518             $  1,242          $  1,218
Product                                       524                  520               418
                                         --------             --------          --------
Total depreciation
  and amortization                       $  2,042             $  1,762          $  1,636
                                         ========             ========          ========

CAPITAL EXPENDITURES
Service                                  $  3,843             $  1,584          $  1,269
Product                                       841                   89               304
                                         --------             --------          --------
Total capital expenditures               $  4,684             $  1,673          $  1,573
                                         ========             ========          ========

                                                     Year Ended September 30,
                                         -----------------------------------------------
                                            2002                 2001               2000
                                         -----------------------------------------------
GEOGRAPHIC INFORMATION                                     (in thousands)
Sales to external customers:
North America                            $ 20,238             $ 20,536          $ 13,891
Pacific Rim:
     Japan                                    273                  242               580
     Other                                    640                  660               232
Europe                                      4,401                2,337             2,317
Other                                         961                1,500             2,203
                                         --------             --------          --------
                                         $ 26,513             $ 25,275          $ 19,223
                                         ========             ========          ========
Long-lived assets:
North America                            $ 22,700             $ 18,691          $ 18,467
Europe                                      1,969                1,416             1,575
                                         --------             --------          --------
                                         $ 24,669             $ 20,107          $ 20,042
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

Between June and September 2002, BASi loaned PKLB a total of $408,000 for working capital purposes (see Note 3). On November 14, 2002, PKLB executed a Secured Convertible Revolving Note in the principal amount of up to $925,000 payable to BASi to replace the existing notes payable to BASi and to allow PKLB to borrow additional amounts to cover short-term operating requirements. The note, secured by real estate, carries an annual interest rate of 8%, and all principal and accrued interest is due and payable on May 1, 2003. The outstanding principal amount of the note to BASi is convertible by BASi at any time into PKLB common stock at a price of $0.1585 per common share, which price represents the average of the closing prices for PKLB’s common shares as reported by NASDAQ for the twenty (20) trading days ended November 8, 2002.

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