Form 10-K, Exhibit 13
period 2003-09-30
BIOANALYTICAL SYSTEMS INC
filed 2004-01-13
CIK 720154

Our Mission
We will advance health care through innovative science. Alliances, research services and unique products define our role in the worldwide effort to understand disease and develop therapeutic solutions.

200 YEARS AGO
•	Lewis and Clark set out on a journey

100 YEARS AGO
•	Orville and Wilbur Wright made the first controlled, powered, sustained flight in a heavier-than-air machine.
•	Harley-Davidson produced their first motorcycle.
•	The ice cream cone was patented.

75 YEARS AGO
•	Alexander Fleming discovered the germ-killing properties of the “mold juice” secreted by penicillum.
•	Walt Disney made his first animated cartoon, “Plane Crazy,”featuring Mickey Mouse.

50 YEARS AGO
•	Francis Crick and JamesWatson revealed the structure of DNA.
•	Sir Edmund Hillary and Tenzing Norgay were the first to reach the top of Mount Everest.

25 YEARS AGO
•	Louise Joy Brown, the world’s first baby conceived in vitro, was born.
•	Three Americans landed outside Paris after the first successful crossing of the Atlantic Ocean from the U.S. in a balloon, a trip that took six days.

FROM THE PRESIDENT’S DESK

While this annual report is focused on results for our 29th year, you have received it during the calendar year that will mark our 30th anniversary as a business. Many of you will undoubtedly find this hard to believe—we couldn’t possibly be contemporaries of Microsoft and Apple Computer. In this age of transparency, I cannot tell a lie. We began this business before it was fashionable for professors to start businesses, or even to admit that they had done so. The sin of one age can become the fashion of the next, if you give the world enough time to change. We celebrate anniversaries in this report because 2003 was an outstanding year for them when we look back 25, 50, 100 and even 200 years.

Good things take time in this impatient world. We made substantial progress as a company in 2003. We built a new organization of 350 very bright people across five laboratory sites. We rounded out our strong focus on in-life studies of new medicines.

It is my strong belief that a mammal is more than the sum of his/her parts. We talk today a lot about genomics, proteomics and so forth, but progress in developing drugs from knowledge of isolated components of mammals has not gone nearly as well as what has long been accomplished with infectious bacteria, and more recently with viruses. Those comparatively simple intact systems lend themselves much better to detailed laboratory study than do mammals.

The devastating degenerative diseases we face such as diabetes, multiple sclerosis, arthritis, Alzheimer’s and Parkinson’s Diseases and too many others have largely eluded attempts to reverse their course. At least we now have an armamentarium of new tools to employ. But progress will take time, perhaps quite a lot of time. Are we collectively willing to invest the resources that are required? There are days when I have my doubts.

In truth, we are already spending enormous sums. Are we spending them wisely? In the sciences we focus on at BASi, we work hard to improve processes, to get appropriate data faster, to fully utilize IT resources and robotics, simply to get more done. We aim not to waste a single mouse. We aim to turn around data from clinical subjects as quickly as the science and regulatory compliance will allow. Each day we can see areas where improvement is possible. Shareholders and patients alike will benefit.

Letters such as this traditionally focus on financial results. We feel fortunate to have survived our 29th year during these troubled times. We dramatically added to capacity and our mantra for 2004 is to fill that capacity profitably. Meanwhile, our shift toward more commercial life science products has continued. Our Culex® product line has been extended and its acceptance is growing nicely, even in the face of a tough capital expenditure climate for biopharm companies. After all, it is a technology that gets more done, more quickly, with fewer resources.

I’d like to put in a special word for our team. We have a terrific group of people dedicated to our clients and to doing things right. None of us have seen the remuneration that we read about for various contemporary firms. We’ve perhaps been too busy in the lab to be tempted by avarice. Nevertheless, we are proud of what we have accomplished over the years and have plenty of enthusiasm for what we will do next.

The economy seems to be turning back up, albeit in fits and starts. We are ready with people and facilities to take this company to the next level.

Peter T. Kissinger
President, Chairman and CEO

THE ADVENTURE BEGINS

2003 was a year in which we celebrated anniversaries of events that changed life and the world as we know them... opening the frontiers of America, opening new scientific frontiers, and the frontier of flight.

Mankind seems to have an insatiable thirst to explore the unknown, to conquer ever-greater heights, to take on seemingly overwhelming challenges, often for a greater good but sometimes simply for high adventure and the thrill of discovery. In 1803, after the Louisiana Purchase had added 828,000 square miles to the United States and increased the country’s land area by 140%, the most common way to travel from the East Coast to the West Coast was to sail all the way around the southern tip of South America, an arduous, months-long journey.

When President Thomas Jefferson called upon his secretary and former Army officer, Meriwether Lewis, to head a mission to explore the interior of the North American continent, he had in mind three primary goals—find a continuous water route to the Pacific Ocean, the fabled Northwest Passage; strengthen American claims to the Oregon Territory; and gather information about the inhabitants and the country. In truth, the first real “space race” was about to begin. With Britain to the north in Canada, Spain to the south in Mexico, and everything in the middle up for grabs, expansion of power was the primary goal; pragmatically, expansion of knowledge was secondary.

Merriwether Lewis and William Clark complemented one another perfectly as co-commanders of their U.S. Corps of Discovery. Both were confident and cooperative — and both were inventive spellers. They took “looner”
observations, ate “water millions,” tracked “bearfooted Indians,” accepted their mission “chearfully,” and were proud to serve the “Untied States.”

Lewis called upon his old Army friend, William Clark, to be his co-commander. When the two set out, they were looking for something they would never find, because it wasn’t there. The Northwest Passage existed only in the explorers’ minds, but the aspect of its discovery was strong enough to move them forward. They launched their expedition from what is now Illinois with a company of 45 men, one keelboat, two pirogues, one dog and a collection of scientific instruments. In nearly three years of travel through what are now 11 states, they documented everything, keeping journals totaling 13 volumes and nearly a million words. Their daring journey, their observations and the information they gathered captured imaginations and charted the future of America.

When Pete Kissinger created his first analytical tool to monitor trace chemicals for a high school science project, he had no idea this would evolve into a career and a corporation that participates in developing drugs that improve the lives of tens of millions of people every day. Lewis and Clark expected to find volcanoes, wooly mastodons and the fabled Northwest Passage. Pete hoped simply to win a top prize for his project. And he did, by the way.

In 1903, the same year that four young men built the first Harley-Davidson motorcycle in a tiny wooden shed in Milwaukee, Orville and Wilbur Wright launched the first controlled, sustained, piloted flight in a self-propelled heavier than-air craft. Two very different modes of transportation, both were made possible by the invention of a lightweight internal combustion engine. And both happened because their creators went beyond the trial-and-error methods of their contemporaries and employed great scientific ingenuity in the face of limited resources.

And so it was with Pete Kissinger and BASi. As a young college chemistry professor in the early 70s, the equipment needed to conduct his research did not exist commercially, so Pete led a team that combined several innovations into a system that revolutionized neuroscience. This tool made it possible for researchers to monitor chemicals in the brain at barely discernable levels, and it is still widely used today by researchers trying to understand the causes of central nervous system disorders and to monitor patients for hypertension and adrenal cancers.

Through their own original scientific research, such as their wind tunnel experiments, the Wrights discovered the principles of human flight, developed the airplane and opened the era of aviation.

Originally working in his garage, Pete and a small part-time staff created and built an impressive variety of chemical separation tools, electrochemical analyzers, membrane sampling probes and animal research tools. The company quickly grew into a respected manufacturer of equipment used mainly for research and development in medical schools and the pharmaceutical industry.

As in business, everything that happens in science is built, in one way or another, on work that precedes it. Understanding DNA was essential to the exploration of biotechnology. Its discovery has been called the most important biological work of the last 100 years, and may be the frontier for the next 100. James Watson and Francis Crick perfected the structural model of DNA, but only after Rosalind Franklin’s x-ray diffractions showed that the “wet” form of DNA had all the characteristics of a helix, and her work followed on that of Oswald Avery (1943), Linus Pauling (1948), Erwin Chargaff (1950), and a host of others dating back to the late 19th century. Perhaps Watson and Crick were able to go further and succeeded where others didn’t because their two minds together had a special harmony—a case in which 1 plus 1 does not equal 2, but equals something more like 10. Both were indifferent to boundaries in their thinking, were ambitious, and impatient with authority, all qualities generally considered part of the entrepreneurial spirit.

The first Harley-Davidson motorcycle had five owners and was ridden more than 100,000 miles. The average new Harley
buyer is a 46-year-old man with an $80,000 household income.

The BASi Contract Research Organization has grown out of the company’s beginnings in much the same way. In the late 80s, a small group was formed within the instrument applications department to provide fee-based analytical services. By the early 90s, with the encouragement of several large pharmaceutical companies, BASi created its contract research business, known then as BAS Analytics, under the leadership of Ron Shoup. That business grew rapidly, evolved into a broader range of services and now represents more than 70 percent of the company’s total business.

BASi’s newest product family, the Culex® Automated Blood Sampler, introduced in 2000, had its beginnings in both the company’s instrument and contract research businesses. Through the work of BASi engineers, technicians and researchers, and with encouragement and invaluable input from pharmaceutical clients, a large talented and innovative team developed this robotic system for animal models of disease. The Culex system simplifies and streamlines the first in-life step in the process of taking a drug to market. It replaces older, less efficient and less accurate screening methods and has the potential to save pharmaceutical companies significant time and millions of dollars in the process. It operates 24/7 with minimal human input, and it helps a pharmaceutical company learn much earlier in the development process whether a drug will ever be viable in the marketplace. Culex exemplifies the BASi approach of obtaining more and better information in parallel, rather than via a series of studies, using fewer animals and fewer resources.

For an organization to grow and thrive it must have more than imagination and excitement about science and new discoveries. It requires more than hard work and entrepreneurial flair. It requires structure and organization and attention to detail. Everyone knows that Sir Edmund Hillary and Tenzing Norgay were the first to conquer the heights of Mount Everest in 1953. But few know that their accomplishment, and their selection as the persons to make that climb, were the result of an unassuming manager and a board of directors—not because they were necessarily the leading climbers of the day. The Himalyan Committee, an affiliate of the Royal Geographical Society, chose Hillary to lead the way because he was climbing well and because, frankly, he was in the right place at the right time. Col. John Hunt, the very essence of the modern professional manager, organized everything—all the rations and supplies and their placement along the route, an army of climbers, porters, Sherpas and yaks that would shuttle supplies ever higher as the expedition made its way to the peak. On the final morning of their ascent, when Hillary’s boots had frozen to steel, it was a stove that had been planted in their camp, along with a breakfast of crackers, lemonade and sardines that gave them the nourishment to make the final effort to reach the top. So in the end, although talent and enthusiasm will take you a long way up the mountain, it’s crackers and sardines and diligent organization builders that get you to the top.

THE ADVENTURE CONTINUES

In 1997, when BASi became a public corporation, the company developed a seven-year strategy with three essential elements. First, the company aimed to expand the contract research portion of its business by providing quality science and unique laboratory services. Second, with an extensive background in bioanalysis and a strong regulatory and client history, the company would expand by developing preclinical and clinical research services. And third, the company would reach far beyond its home base in West Lafayette, Indiana and expand geographically to locations nearer its main client base.

By the close of 2003, BASi had achieved all of those goals, fulfilling its seven-year plan in just six years. With the acquisition of a clinical research unit in Baltimore and a bioanalytical laboratory in Oregon, plus establishing a state-of-the-art biomarkers lab in the United Kingdom, in combination with the earlier addition of a toxicology lab in southern Indiana, BASi had realized its structural goals. The company now has strategic locations near all major clients and has expanded its array of services to the pharmaceutical industry from late discovery, when a new molecule is first identified as a potential drug, through clinical trials, when a new drug is introduced to humans and where safety and effectiveness are established.

When Sir Edmund Hillary and Tenzing Norgay first stood
atop Everest in 1953, they were also standing atop a
pyramid of people, a board of directors who redefined the
expedition as a corporate effort and built the ultimate
platform for success.

Alexander Fleming discovered the germ-killing properties of the “mold juice”
secreted by penicillium in 1928 and knew it could have profound medical value. Because he couldn’t make enough penicillin to be useful in practice, his discovery was dismissed as a mere curiosity. It was a decade later and
World War II was raging in Europe when Oxford University scientists discovered Fleming’s work, revived research into penicillin and turned to
American pharmaceutical companies for production of the world’s first
“wonder drug.”

With a long history of business pragmatism, akin to the Watson and Crick combination BASi requires that 1 plus 1 equal at least 3, if not more. While 2003 was a year of low growth and disappointments in the pharmaceutical industry, BASi stayed the course and substantially increased capacity via capital improvements and talented new people.

Also in 2003 the company continued to substantially upgrade IT resources with initiatives to improve internal audit controls, systems to manage drug safety evaluation studies, and a new Virtual Private Network (VPN) system.

As a result of the company’s acquisition and expansion programs, BASi was named to the Fortune Small Business 100 — America’s Fastest-Growing Small Companies for 2003.

NEW FRONTIERS

The plan for 2004 is simple and can be outlined in three focal points.

First, BASi aims to put its new capacity to work.The company is now well situated to grow as the economy allows. Although the company may consider new acquisition opportunities as they appear, BASi does not intend to pursue them until this goal is achieved.

Second, with new capacity and key staff the company has great opportunities to be more efficient. A multi-pronged marketing initiative, a focus on global sales, improved IT and a commitment to use personnel as efficiently as possible will enable the company to provide more services to an expanded client base.

And third, the company is committed to invest in training, not just for new people and not just for scientists. The company will ensure the tools and time are committed to maintain excellence, both in science and in administration and management.

The focus is on the years to come, not on quarters. The company is involved in new biomedical ventures that mankind has never attempted before, and just like the Lewis and Clark Expedition and other new ventures for centuries before, the outcome is uncertain. BASi is searching. What they will find at the end is not clear. What is clear is that the company will make a best effort and keep its sights on the goals ahead.

In 1953, James Watson and Francis Crick announced they had
“found the secret of life.” And, indeed, they had when they
figured out that the double helix structure of DNA carries life’s hereditary information and can “unzip” to make copies of itself.

In 2002 there were more than 2000 experimental drugs in clinical trials and over 3000 new molecules had moved from discovery into preclinical development, but only 17 distinctly new drugs were approved by the FDA. The Pharmaceutical Manufacturers Association tells us that it takes 12 years on average for an experimental drug to travel from lab to medicine chest. Only five in 5000 compounds that enter preclinical testing will get as far as human testing, and only one of those five will be approved.

Potential major new clients have said they are looking for outsourcing partners physically closer to their own R&D facilities to reduce travel costs and liabilities. The company is now very well positioned, both geographically and scientifically.

What does all this mean to BASi? It means that opportunities for the company’s products and services are very compelling. It means that pharmaceutical and biotech companies have more reasons to outsource work to CROs such as BASi, and to buy tools such as the company’s epsilon™ , Empis™ and Culex® products for research and development. It means there are virtually unlimited new frontiers to be explored.

BASi AND DRUG DEVELOPMENT

Each time a new chemical substance is isolated and believed to have therapeutic value, a number of tests are performed, in a progression of mammals from a mouse to a human, to establish whether the new substance will be sufficiently safe and effective to justify full commercial development. This is accomplished through a series of carefully controlled experiments.

First there is concern for the dose. How much? How pure? How often? The BASi pharmaceutical analysis team concentrates on that aspect. They must know in great detail what they are to study. Otherwise, the result will be ambiguous.

When a mammal ingests a foreign chemical, called a xenobiotic, many things can happen. Some happen very quickly (within minutes) and others happen slowly (over years). There are whole fields of science that get involved to sort out what’s going on. There are physical aspects such as blood pressure and temperature. There are behavioral aspects such as fatigue and anxiety. There are chemical topics such as where the dose went after it was administered orally, by IV or transdermally (through the skin via a patch). Did it travel to the brain, or is it concentrated in the joints? Where is it and how much is there? Then, what endogenous biochemicals in the mammal responded to the presence of the new xenobiotic invader? Are those changes of therapeutic benefit (pharmacology) or are they indicative of a threat (toxicology)?

These are the topics BASi pursues with both products and services. The company endeavors to design products that facilitate carrying out such studies more precisely, more accurately and more quickly. The contract research divisions design methods to do the same, all meeting rigorous quality standards imposed by the FDA and many other agencies (USDA, EPA, NIH and others). The goal is clear: Better healthcare!

SELECTED CONSOLIDATED FINANCIAL DATA

	YEAR ENDED SEPTEMBER 30,
	2003	2002	2001	2000	1999
STATEMENT OF OPERATIONS DATA	(in thousands, except per share data)

Service revenue	$19,987	$16,140	$15,202	$10,999	$9,993
Product revenue	9,852	10,373	10,073	8,224	9,858

Total revenue	29,839	26,513	25,275	19,223	19,851

Cost of service revenue	15,625	11,556	9,660	9,245	6,499
Cost of product revenue	3,804	4,393	3,495	2,974	3,943

Total cost of revenue	19,429	15,949	13,155	12,219	10,442

Gross profit	10,410	10,564	12,120	7,004	9,409

Operating expenses:
Selling	2,853	2,940	3,204	3,400	3,943
Research and development	1,327	1,521	1,611	1,806	1,955
General and administrative	5,430	4,476	3,815	2,990	2,550

Total operating expenses	9,610	8,937	8,630	8,196	8,448

Operating income (loss)	800	1,627	3,490	(1,192)	961
Other (expense), net	(229)	(80)	(383)	(621)	(114)

Income (loss) before income taxes	571	1,547	3,107	(1,813)	847
Income taxes (benefit)	484	481	1,340	(431)	277

Net income (loss)	$87	$1,066	$1,767	$(1,382)	$570

Net income (loss) per share Basic	$.02	$.23	$.39	$(.30)	$.13
Diluted	$.02	$.23	$.38	$(.30)	$.12
Weighted average common shares outstanding Basic	4,655	4,576	4,565	4,550	4,506
Diluted	4,673	4,625	4,600	4,550	4,676

	YEAR ENDED SEPTEMBER 30,
	2003	2002	2001	2000	1999
BALANCE SHEET DATA:	(in thousands)

Working capital (deficit)	$(295)	$(911)	$2,535	$931	$4,275
Property and equipment, net	31,172	22,824	18,922	18,913	17,355
Goodwill and other intangible assets, net	3,762	884	963	990	1,053
Total assets	44,985	33,463	27,977	26,897	26,321
Long-term debt, less current position	6,949	3,247	3,144	3,638	4,112
Subordinated debt, less current portion	5,189	---	---	---	---
Shareholders' equity	19,726	18,898	17,830	16,062	17,421

The above is selected audited consolidated financial data of the Company for the five years ended September 30, 2003. This annual report has been produced in two separate segments. One segment is a reprint of the BASi 10K for fiscal year 2003 which is enclosed. In the event the 10K information has been separated, it can be obtained from the SEC or BASI web sites, or we would be pleased to mail or email a copy at your request.

QUARTERLY FINANCIAL DATA
        UNAUDITED (AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

FOR THE QUARTER ENDED IN FISCAL 2003
	DECEMBER 31	MARCH 31	JUNE 30	SEPTEMBER 30
Tool revenue	$ 6,974	$ 6,950	$ 7,874	$ 8,041
Gross profit	2,685	2,257	3,152	2,316
Net income	275	(167)	354	(375)
Basic net income per common share outstanding (1)	..06	(.04)	..08	(.08)
Diluted net income per common share outstanding (1)	..06	(.04)	..08	(.08)

FOR THE QUARTER ENDED IN FISCAL 2002
	DECEMBER 31	MARCH 31	JUNE 30	SEPTEMBER 30
Total revenue	$ 6,023	$ 7,385	$ 6,576	$ 6,529
Gross profit	2,556	3,147	2,492	2,369
Net income	247	519	281	19
Basic net income per common share outstanding (1)	..05	..11	..06	0.0
Diluted net income per common share outstanding (1)	..05	..11	..06	0.0

(1)        The sum of the net income per common share may not equal the annual net income per share due to interim quarter rounding.

BASi Vetronics develops and sells instruments used in veterinary clinics and pharmaceutical research facilities to ensure the health of companion animals and to monitor the safety and effectiveness of new drugs for both animals and humans.

BOARD OF DIRECTORS

Peter T. Kissinger, Ph.D.
Chairman, President and Chief Executive Officer

Ronald E. Shoup, Ph.D.
Chief Operating Officer, BASi Contract Research Services

Candice B. Kissinger
Senior Vice President and Research Director

William E. Baitinger
Special Assistant to the Vice President for Research
Purdue University

W. Leigh Thompson, Ph.D., M.D.
Chief Executive Officer,
Profound Quality Resources, Inc.

Leslie B. Daniels
Principal
CAI Advisors & Co., LLP

EXECUTIVE MANAGEMENT

Peter T. Kissinger, Ph.D.
Chairman, President and Chief Executive Officer

Ronald E. Shoup, Ph.D.
Chief Operating Officer, BASi Contract Research Services

Candice B. Kissinger
Senior Vice President and Research Director

Craig S. Bruntlett, Ph.D.
Senior Vice President, Global Sales

Michael P. Silvon, Ph.D.
Vice President, Planning and Development, Interim CFO

Donnie A. Evans
Vice President, Engineering

Lina L. Reeves-Kerner
Vice President, Human Resources

CORPORATE INFORMATION

ANNUAL MEETING OF SHAREHOLDERS
February 26, 2004
BASi Corporate Center
West Lafayette, Indiana

AUDITORS
Ernst & Young LLP
Indianapolis, Indiana

TRANSFER AGENT
Corporate Trust Department
National City Bank
1900 East 9th Street
Cleveland, Ohio 44114

COMMON SHARES
Bioanalytical Systems, Inc. common shares are traded on the NASDAQ National Market under the symbol BASI.

The following table sets forth by calendar quarter the high and low sales prices of the common shares on the NASDAQ National Market System. The approximate number of holders of common shares is 1,600.

FISCAL      1ST QTR.      2ND QTR.      3RD QTR.      4TH QTR.

2003
High            3.350              3.710            3.200             4.990
Low             2.660              2.690            2.750             2.790

2002
High            9.400              7.710            6.970             4.850
Low             5.170              6.500            5.100             3.000

The Company has not paid any cash dividends on its common shares for the two most recent fiscal years. The Company has no intention to pay cash dividends in the foreseeable future.

INQUIRIES
A copy of the Company’s 2003 Form 10-K Annual Report filed with the Securities and Exchange Commission is available without charge upon written request, and by visiting www.bioanalytical.com/invest/annual.html.
A copy of the Company’s Code of Ethics is also available without charge upon written request. Media inquiries and requests for the 10-K, the Code of Ethics and investor’s kits should be directed to:

        Corporate Communications Director
        Bioanalytical Systems, Inc.
        2701 Kent Avenue
        West Lafayette, IN 47906 USA

Inquiries from shareholders, security analysts, portfolio managers, registered representatives and other interested parties should be directed to:

        BASi Investor Relations
        NASDAQ: BASI
        765-463-4527
        www.bioanalytical.com