Form 10-K, Exhibit 13
period 2004-09-30
BIOANALYTICAL SYSTEMS INC
filed 2005-01-13
CIK 720154

THIRTY YEARS
OF INNOVATIVE
SCIENCE

BASi

2004 ANNUAL REPORT

FROM THE PRESIDENT’S DESK

Dear fellow shareholders,

In 2004 BASi reached the milestone of 30 years in business, and I reached the milestone of 60 years of age. I feel very good about both. On the other hand, 2004 was a challenging year for the pharmaceutical industry.

The political discussion about re-importation of drugs from Canada and its relationship to the general issue of drug pricing became very burdensome. Along the way, we had some bad news about Vioxx and flu vaccine. A lot of ink was also devoted to a purported link between SSRI drugs and teen suicide. These topics are useful points of discussion to educate the public about the challenges faced in pharmaceutical/biotech research and development. Unfortunately, they are rarely presented in a balanced fashion.

It is fair to say there is no one right answer. The ideal, of course, is that drugs will be safe, effective, and cheap. Achieving even two of these three goals is unrealistic in the short term. Relatively safe, relatively effective and relatively cheap is the only way we can expect new drugs to be approved relatively soon. The general public must be educated to understand this reality. Any other expectations are wishful thinking and lead to a lot of unproductive debate.

Throughout fiscal 2004, which ended September 30, BASi focused on consolidating and tuning the major capacity increases made in 2003. Our goals were to improve capacity utilization, efficiency and training. We made excellent progress on all three, but not to the extent we had hoped.

The year remained “lumpy,” with our third quarter being the best. Sales increased 25% to $37.2 million. We did not achieve the net income anticipated, showing a small loss of $203,000. I accept full responsibility for these results. We did not execute with the speed necessary, and so we are continuing with the same themes in fiscal 2005.

We have sufficient physical capacity. We hired some excellent staff in 2004, but several key positions were not filled, and normal turnover opened others. The major IT investments we have been making for several years continue to be primary to our productivity goals and to regulatory compliance. Although completion will occur a few months later than originally planned, we expect the project will conclude in the second quarter of FY 2005.

As with many public companies, we once again rely on our 10-K report to the SEC to capture and give you complete details of our 2004 financial picture. I am especially pleased by our new finance and accounting team, let by CFO Mike Cox and Controller Rod Bentley. They had been in place for only a few months when FY 2004 ended, and they have done a marvelous job of helping with new systems in financial planning and reporting throughout the company. They are very attentive to our obligations under Sarbanes Oxley legislation as we implement new IT resources at all five operating sites.

I was gratified to see some ratification of our plans in the form of increased stock prices, even though we fell slightly behind in our goals. We remain focused on our three objectives and refuse to have our attention diverted elsewhere. I believe everything we are doing in science and in business will be compelling, both for patients and for shareholders.

Peter T. Kissinger President, Chairman & CEO

A QUICK LOOK AT BASI

OUR MISSION

We will advance health care through innovative science. Alliances, research services and unique products define our role in the worldwide effort to understand disease and develop therapeutic solutions.

OUR VISION

To be a recognized premier supplier of high value information for in-life studies of drugs and devices. To provide the bridge between discovery and full clinical development. To understand the properties of the stimulus (the dose) and the resulting response (pharmacology, toxicology, disposition) consistent with the latest science and regulatory compliance. To be financially rewarded for providing this valued data.

WHO WE ARE

BASi offers contract research and development services, analytical instruments and other products to the pharmaceutical, medical device and biotechnology markets. The company’s first product was an electrochemical detector, and for several years, analytical instrument development and manufacture was the primary focus. In response to client demand, the company’s contract research arm was formed in 1984 to provide bioanalytical support for preclinical and clinical researchers. The company now has over 300,000 square feet of laboratory and research space and five sites spanning eight time zones. Contract services have grown to represent over 65% of BASi revenues.

WHAT WE DO

BASi fills needs from late discovery through Phase IV trials, providing a broad range of contract services supported by state-of-the-art bioanalytical and pharmaceutical analysis in the U.S. and the U.K. In addition to its newest and most innovative instrument, the Culex® Automated Blood Sampler, BASi products include bioanalytical separation instrumentation and a variety of electrochemical analytical instruments.

WHO WE SERVE

The company serves nearly all of the world’s top 25 pharmaceutical companies, along with many smaller entities and the academic community.

OUR OBJECTIVES FOR 2005 Fill Capacity . . . and fill it profitably. Improve Productivity. Increase Training.	The final phases of developing a new drug include clinical trials conducted on human volunteers to ensure safety and effectiveness.

OUR FOCUS — OUR FUTURE

Each time a new chemical substance is isolated and believed to have therapeutic value, a number of tests are performed, in a progression of mammals from mouse to human, to establish whether the new substance will be sufficiently safe and effective to justify full commercial development. This is accomplished through a series of carefully controlled experiments.

First there is the question of the dose. How much? How pure? How often? The BASi Pharmaceutical Analysis team concentrates on that. Scientists must know in great detail what they are about to study in life. Otherwise, the result will be ambiguous. For example, we don’t want conclusions to be influenced by impurities.

When a mammal ingests a foreign chemical, called a xenobiotic, many things can happen. Some happen very quickly (within minutes) and others happen slowly (over years). There are entire fields of science that get involved to sort out what’s going on. There are physical aspects such as blood pressure, electrocardiograms, and temperature. There are behavioral aspects such as fatigue and anxiety. There are chemical topics such as how the dose was administered — orally, by IV or transdermally (through the skin via a patch or an ointment) — and how the dose was distributed. Did it travel to the brain, or is it concentrated in the joints? Where is it, and how much is there? Then, what endogenous biochemicals in the mammal responded to the presence of the new xenobiotic invader? Are those changes of therapeutic benefit (pharmacology), or are they indicative of a threat (toxicology)?

These are the topics BASi pursues with both products and services. The company designs products that facilitate carrying out such studies more precisely, more accurately and more quickly. The contract research divisions design methods to do the same, all meeting rigorous quality standards imposed by the FDA and many other agencies (USDA, EPA, NIH and more). The goal is clear: Better health care.

BASi goes to great effort to communicate about these topics via our web sites, a host of publications and presentations at scientific meetings.

PHARMACEUTICAL TRUE AND FALSE

The pharmaceutical industry is faced with a number of key issues that have come under public scrutiny. Cost, re-importation, and safety versus effectiveness are only a few. Rarely is there one right answer, but educating the public about all sides of the issues will help to create a fair and balanced perspective and promote more intelligent decisions.

DRUGS ARE TOO EXPENSIVE!

    Most drugs are very expensive, compared to M&Ms and Big Macs, and they are more expensive in the U.S. than in many other countries. That is because we accept responsibility and risk for the majority of the R/D costs to develop new drugs. After all, we have a very high standard of living and therefore should expect to pay more than others. It is true that conventional organic drugs cost very little to manufacture. In some cases the cost is only pennies per capsule or tablet (not so, though, for protein-based products). However, the very first prescription might have cost the company $800 million to $1.2 billion to produce because of the 5 to 15 years of development effort during which there were only expenses and no revenue. Obviously drugs should be expensive!

Compared to what? The total cost of healthcare in the U.S. is only 14 to 15% of our GNP, and drugs are about 10 to12% of that, or about 1.5% of GNP. Many drugs today cost less – as much as ten times less – than when they were introduced. For example, we have antidepressants and a number of antihypertensives that cost under $25 per month. Drugs to treat pain and allergies that once required costly prescriptions are now sold over the counter at very reasonable prices.

Try to understand the system. Long ago it was agreed that inventors could trade a period of exclusive rights for disclosing their invention to the world. After that period of reward and recovering the cost of invention, consumer prices will inevitably drop as other producers jump in and compete. In the pharmaceutical industry, we call these the generics. The innovator companies fight to keep their period of exclusivity as long as they can. That’s free market capitalism at work. Yes, certain maneuvers have been employed about which intelligent people can argue. On the other hand, drugs don’t come to market as quickly as electronic gadgets. The approval process takes more time than ever imagined by those who developed the patent system.

To help determine how drugs are metabolized, the highly sophisticated equipment in the
BASi bioanalytical labs can measure concentrations as miniscule as 0.5 parts per trillion in specimens taken from different species of mammals, including humans.

We should have some civil discussion about the exclusivity period. If it is too long, prices and profits could be viewed as too high. If the exclusivity period is too short, incentive to invest in new medicines for many challenging diseases can evaporate. On the other hand, if a company had a longer exclusivity period, they could recover their R/D investment at a lower cost to patients. Would they? They just might if the number of patients having access to the drug would thereby increase. There is no one right answer.

TOO MUCH IS SPENT ON MARKETING AND DISTRIBUTING DRUGS!

The distribution system and the personal interaction between sales people, called detailers, and physicians are significant cost drivers. Advertisements to the general public in print and on TV are a relatively new marketing technique. There could be more “disintermediation” (eliminate some middlemen) here with a greater reliance on IT for distributing information. Both the senders and the receivers of the information would have to adjust.

The current marketing system provides many free samples that can help the disadvantaged. Both physicians and patients benefit from having more information. If patients learn about available therapies, they might discuss them with their physicians and together work on an optimum solution. No doubt about it, both physicians and patients could make a great deal of progress by using available on-line information resources. Medical web sites are available from many for-profit and not-for-profit organizations. Knowledge is strength when it comes to healthcare. Advertising is an information resource, and creating awareness has value.

BIOTECHNOLOGY HAS NOT BEEN SO HELPFUL.

Compared to its hype, this is very true. The missing ingredient has been more an issue of time, rather than whether new technologies will be helpful. The academic community, funding agencies, foundations, the press and the investment community respond best to bouts of unbounded optimism. Optimism and associated confidence are very good things. Arrogance is not. Nationally, education in the sciences is very poor, and that hurts us here. Most citizens are unaware that the science is far more complex than they have been lead to believe. To use a familiar analogy, interactions between organs, and interaction between molecules in vivo, is like a whole season of baseball compared to a simple game of catch.

Biotechnology has had a very positive role in treating a number of diseases including HIV, cancer and diabetes. That’s a fact. It has resulted in fabulous new approaches to understanding very complex diseases that were previously refractory to virtually any treatment beyond alleviating some symptoms. Getting down to fundamental causes is finally feasible. In many cases this will take time. Consider stem cell research. Will it be useful? Perhaps. When? We really have no reasonable idea. It’s an idea at this stage, not a therapy.

Culex® Automated Blood Sampler technology, and the BASi toxicology labs are both dedicated to understanding the safety and effectiveness of new drugs as fully as possible before they are introduced to humans.

DRUGS ARE NOT SAFE!

There has never been a drug that is absolutely safe and absolutely effective for all patients. It is unlikely, at this stage, that there ever will be such a drug. We must all face the fact that drugs are relatively safe and relatively effective, and that there can be no complete agreement on what relatively means!

Drugs are, for the most part, quite safe. Side effects recognized in clinical trials, and even after marketing, are evident in only a very small percentage of patients. With awareness, they can be managed with satisfaction most of the time.

DRUGS ARE NOT EFFECTIVE.

Drugs are not completely effective in every individual. The statistics gathered in clinical trials come, of course, from populations, from averages. But you are an individual, and physicians must treat you as an individual. Thus, a drug that worked well for 80% of the subjects in a clinical trial (a high percentage, by the way), won’t help you if you are part of the 20% for whom it did not show a positive clinical outcome.

Drugs, on average, don’t do a lot for perhaps 50% of those for whom prescriptions are written. But is the glass half full or half empty? Often there are a number of drugs in a category that behave slightly differently in individual patients. (This is well established, as with depressive illness and pain, for example.) Physicians and patients often must experiment to optimize performance. Isn’t this reasonable? Should a drug that works only 20% of the time be denied approval? Shouldn’t the one patient out of five for whom it does the job be allowed to have access?

These are complex topics. Each point of view is correct to some degree, and each is flawed. One-sided generalizations are neither sound nor well thought out. There is no single answer to any of these questions across all areas of human disease. The best we can hope for is to arm ourselves, and the public, with as much knowledge as possible to promote informed decisions.

SELECTED CONSOLIDATED FINANCIAL DATA

	YEAR ENDED SEPTEMBER 30,
	2004	2003	2002	2001	2000
STATEMENT OF OPERATIONS DATA:	(in thousands, except per share data)

Service revenue	$24,928	$19,987	$16,140	$15,202	$10,999
Product revenue	12,224	9,852	10,373	10,073	8,224

Total revenue	37,152	29,839	26,513	25,275	19,223
Cost of service revenue	21,348	15,625	11,556	9,660	9,245
Cost of product revenue	4,270	3,804	4,393	3,495	2,974

Total cost of revenue	25,618	19,429	15,949	13,155	12,219

Gross profit	11,534	10,410	10,564	12,120	7,004

Operating expenses:
Selling	2,703	2,853	2,940	3,204	3,400
Research and development	1,100	1,327	1,521	1,611	1,806
General and administrative	7,477	5,430	4,476	3,815	2,990

Total operating expenses	11,280	9,610	8,937	8,630	8,196

Operating income (loss)	254	800	1,627	3,490	(1,192)
Other (expense), net	(861)	(229)	(80)	(383)	(621)

Income (loss) before income taxes	(607)	571	1,547	3,107	(1,813)
Income taxes (benefit)	(404)	484	481	1,340	(431)

Net income (loss)	$(203)	$87	$1,066	$1,767	$(1,382)

Net income (loss) per share
Basic	$(0.04)	$.02	$.23	$.39	$(.30)
Diluted	$(0.04)	$.02	$.23	$.38	$(.30)
Weighted average common
shares outstanding
Basic	4,860	4,655	4,576	4,565	4,550
Diluted	4,860	4,673	4,625	4,600	4,550

	SEPTEMBER 30,
	2004	2003	2002	2001	2000
BALANCE SHEET DATA:	(in thousands)

Working capital (deficit)	$(495)	$(295)	$(911)	$2,535	$931
Property and equipment, net	31,901	31,172	22,824	18,922	18,913
Goodwill and other intangible
assets, net	3,936	3,762	884	963	990
Total assets	46,795	44,985	33,463	27,977	26,897
Long-term debt, less
current portion	8,893	6,949	3,247	3,144	3,638
Subordinated debt,
less current portion	5,188	5,188	---	---	---
Shareholders' equity	19,420	19,726	18,898	17,830	16,062

The above is selected audited consolidated financial data of the Company for the five years ended September 30, 2004. This annual report has been produced in two separate segments. One segment is a reprint of the BASi 10-K for fiscal year 2004 which is enclosed. In the event the 10-K information has been separated, it can be obtained from the SEC or BASI web sites, or we would be pleased to mail or email a copy at your request.

QUARTERLY FINANCIAL DATA

          UNAUDITED (AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

FOR THE QUARTER ENDED IN FISCAL 2004
	DECEMBER 31	MARCH 31	JUNE 30	SEPTEMBER 30
Total revenue	$8,777	$8,650	$10,632	$9,094
Gross profit	2,635	2,204	4,224	2,472
Net income (loss)	(130)	(503)	635	(205)
Basic net income (loss) per common share outstanding(1)	(.03)	(.10)	.13	(.04)
Diluted net income (loss) per common share outstanding(1)	(.03)	(.10)	.12	(.04)

FOR THE QUARTER ENDED IN FISCAL 2003
	DECEMBER 31	MARCH 31	JUNE 30	SEPTEMBER 30
Total revenue	$6,974	$6,950	$7,874	$8,041
Gross profit	2,685	2,257	3,152	2,316
Net income (loss)	275	(167)	354	(375)
Basic net income (loss) per common share outstanding(1)	.06	(.04)	.08	(.08)
Diluted net income (loss) per common share outstanding(1)	.06	(.04)	.08	(.08)

(1)    The sum of the net income per common share may not equal the annual net income per share due to interim quarter rounding.

The BASi pharmaceutical analysis labs carefully test drugs to measure purity, potency, shelf life, dissolution characteristics and other properties that affect their everyday use.

BOARD OF DIRECTORS

Peter T. Kissinger, Ph.D.
Chairman, President and Chief Executive Officer

Ronald E. Shoup, Ph.D.
Chief Operating Officer, BASi Contract Research Services

Candice B. Kissinger
Senior Vice President and Research Director
Corporate Secretary

William E. Baitinger*
Special Assistant to the Vice President for Research
Purdue University

W. Leigh Thompson, Ph.D., M.D.*
Chief Executive Officer
Profound Quality Resources, Inc.

Leslie B. Daniels*
Principal
CAI Advisors & Co., LLP

David W. Crabb, M.D.
Chairman
Indiana University Department of Medicine

Gayl W. Doster*
Chair, Joint Task Force on Regulation
Indiana CPA Society

* Member of Audit Committee

EXECUTIVE MANAGEMENT

Peter T. Kissinger, Ph.D.
Chairman, President and Chief Executive Officer

Ronald E. Shoup, Ph.D.
Chief Operating Officer, BASi Contract Research Services

Michael R. Cox
Chief Financial Officer and Vice President, Finance

Candice B. Kissinger
Senior Vice President and Research Director

Craig S. Bruntlett, Ph.D.
Senior Vice President, Global Sales

Michael P. Silvon, Ph.D.
Vice President, Planning and Development

Lina L. Reeves-Kerner
Vice President, Human Resources

CORPORATE INFORMATION

ANNUAL MEETING OF SHAREHOLDERS
February 17, 2005
BASi Corporate Center
West Lafayette, Indiana

AUDITORS
KPMG LLP
Indianapolis, Indiana

TRANSFER AGENT
Corporate Trust Department
National City Bank
1900 East 9th Street
Cleveland, Ohio 44114

COMMON SHARES
Bioanalytical Systems, Inc. common shares are traded on the NASDAQ National Market under the symbol BASI.

The following table sets forth by calendar quarter the high and low sales prices of the common shares on the NASDAQ National Market System. The approximate number of holders of common shares is 2,700.

Fiscal                   1st Qtr.         2nd Qtr.        3rd Qtr.     4th Qtr.

2004
High                       4.71                 5.05             4.75           5.99
Low                        3.75                 3.80             3.79           3.90

2003
High                       3.35                 3.71             3.20           4.99
Low                        2.66                 2.69             2.75           2.79

The Company has not paid any cash dividends on its common shares for the three most recent fiscal years. The Company has no intention to pay cash dividends in the foreseeable future.

INQUIRIES
A copy of the Company's 2004 Form 10-K Annual Report filed with the Securities and Exchange Commission is available without charge upon written request, and by visiting www.bioanalytical.com/invest/annual.html. Media inquiries and requests for the 10-K and investor's kits should be directed to:

   Corporate Communications Director, Bioanalytical Systems, Inc.
   2701 Kent Avenue
   West Lafayette, IN 47906 USA

Inquiries from shareholders, security analysts, portfolio managers, registered representatives and other interested parties should be directed to:

   BASi Investor Relations, NASDAQ: BASI
   765-463-4527, www.bioanalytical.com