Form 10-K, Exhibit 13
period 2005-09-30
BIOANALYTICAL SYSTEMS INC
filed 2006-01-18
CIK 720154

CULTIVATING NEW GROWTH

TABLE OF CONTENTS

Financial Highlights	3

President's Letter	4

BASi Now and in the Future	6

Management Team	8

Consolidated Financial Data	10

Quarterly Financial Data	11

Board of Directors and Corporate Information	12

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)	2005	2004	2003

Net revenue	$42,395	$37,152	$29,839

Net income (loss)	(101)	(203)	87

Net income (loss) per diluted share	(.02)	(0.04)	0.02

Working capital	4,670	(495)	(295)

Total assets	47,838	46,795	44,985

Shareholders' equity	19,598	19,420	19,726

BASi Corporate Center 2701 Kent Avenue West Lafayette, IN 47906
765-463-4527 fax 765-497-1102 basi@bioanalytical.com

3

FROM THE PRESIDENT'S DESK

Dear fellow shareholders,

In our 2004 report I discussed the perceived and real difficulties of the pharmaceutical industry as they affect BASi. Those challenges remain, but we are hard at work, staying on task, focused on growth. We've sharpened our business orientation for the scientific excellence that has been a hallmark along the journey to building shareholder value. What we do is vital to the industry and to the process of bringing safe, effective pharmaceuticals to the marketplace. Our partners, the biopharmaceutical companies who sponsor studies in our laboratories and who purchase our instrument products, are the innovators for better health.

BASi had a better year in terms of management, planning, and focus on improvement of all business units in fiscal 2005, although this is not yet reflected quarter by quarter in our financial performance. In 2005 we initiated a major reorganization of our Business Development effort with the goal of increasing sales and net income. We continue to improve capacity utilization and efficiency while enhancing training for the new technologies required to carry out our jobs. We also continue to add significant talent to our team, in both the science- and business-related skills we require. When Ed Chait joined us as Executive Vice President and Chief Scientific Officer (CSO) in 2005, we captured great talent in both respects.

BASi continues to make physical improvements to all of our facilities. Our corporate investment in information technology is one of the largest we have ever made, and now for the first time we are fully networked across all business and laboratory functions. I am happy that the biggest steps have been taken, and the revolutionary changes of the past few years are settling in to become evolutionary improvements. Our financial reporting will become more timely, but investors should keep in mind that consistent and fast year-over-year comparisons require information systems to be in place for two years.

We rely on our 10-K report as the single authoritative source to provide you with a comprehensive picture of our financial results, procedures, risks and opportunities. I will not take data out of context here, but rather suggest you look at pages 10 and 11 of this document and then at the 10-K itself.

4

We are now well into fiscal 2006 and are seeing a continuing trend changing our client mix. The small discovery companies are holding on to their creativity much longer than before and thus moving into the pharmaceutical development space that is our focus. This trend creates significant excitement as we partner with young, innovative life science companies who need our expertise and services to assure their success. These companies will join with large pharma to become primary innovators for our industry. The BASi mouse-to-man strategy for products and services provides real value to such clients, many of whom do not invest in the people and facilities to support regulated laboratory data acquisition in pharmacokinetics, pharmacodynamics and toxicology.

I make special note of the passing of one of our best friends and creative minds. Dr. W. Leigh Thompson, MD, Ph.D. made contributions to medicine and to BASi that have left an indelible and sustaining impact on the pharmaceutical industry, patients and those he mentored. He served on our Board of Directors and was a valued scientific advisor. Although Leigh had been in declining health for several years, his passing last February was nevertheless a great shock and loss to us. We were in contact several times a week throughout his engagement with BASi, and his impact on our thinking was second to none. In his memory we have dedicated our newest facility as the W. Leigh Thompson Preclinical Pharmacology Laboratory. He inspired the research for which the laboratory was designed and, like Leigh, it is one of a kind.

This report can only touch upon what we do in our business. We are proud to provide detailed information on our activities via our printed literature, scientific publications, various newsletters for our customers and on our web site. Please don't hesitate to approach any of us with your questions. We thoroughly enjoy interacting with our shareholders and appreciate your continuing support.

/s/ Pete Kissinger
Peter T. Kissinger
President, Chairman and CEO

5

BASi NOW

We are a drug development firm providing contract research services and unique products for the pharmaceutical, biotechnology and medical device industries. We are also a leading manufacturer of specialized instrumentation and accessories for in vivo sampling, liquid chromatography, veterinary medicine and electrochemistry. BASi services and products are used in drug metabolism research, pharmacokinetic studies, pharmacology, toxicology, pharmaceutical product analysis, stability program support and veterinary health. The company has laboratories in the USA and UK and a partner laboratory in France. Bioanalytical chemistry using the latest mass spectrometry and robotics is one specialty across the corporation.

We have contributed substantially to the development of drugs and solutions for central nervous system disorders such as depression, bipolar disorders, schizophrenia, and Alzheimer's and Parkinson's diseases. Our research laboratories and instruments have played a significant role in finding new antibiotics and therapies for HIV, sleep disorders, cardiovascular irregularities, osteoporosis, erectile dysfunction, diabetes, influenza, cancer, pain management and controlling cholesterol.

We serve a large proportion of the world's top pharmaceutical and biotechnology companies, along with many smaller entities and the academic community. With over 300,000 square feet of research laboratory space, contract services now represent 78% of BASi revenues.

6

BASi IN THE FUTURE

Our focus is on the years to come. BASi is involved in new biomedical ventures that mankind has never attempted before. In 2002 there were more than 2000 experimental drugs in clinical trials and over 3000 new molecules had moved from discovery into preclinical development, but only 17 distinctly new drugs were approved by the FDA. The Pharmaceutical Manufacturers Association tells us that it takes 12 years on average for an experimental drug to travel from lab to medicine chest. At best, only five in 5000 compounds that enter preclinical testing will get as far as human testing, and only one of those five will be approved.

BASi focuses on developing services and designing products that facilitate carrying out research studies more precisely, more accurately and more quickly.

The total market for BASi products and services is currently estimated to be over $2 billion annually. Potential major new clients have said they are looking for outsourcing partners physically closer to their own R&D facilities to reduce travel costs and liabilities. BASi is now very well positioned, both geographically and scientifically.

What does all this mean to BASi? It means that opportunities for the company's products and services are greater than ever. It means that pharmaceutical and biotech companies have more and stronger reasons to outsource work to CROs such as BASi, and to buy and use the company's epsilon™, Empis® and Culex® products for research and development.

7

MANAGEMENT TEAM

Peter T. Kissinger, Ph.D., Chairman and CEO, founded BASi in 1974 as an outgrowth of his basic research monitoring neurotransmitters and metabolites in living systems. Dr. Kissinger is driven by the idea that better science will result in better health and, ultimately, in better earnings for our shareholders. Earnings fuel the cycle.

Michael R. Cox, Vice President-Finance, CFO and Treasurer Since joining BASi in 2004, he has significantly upgraded the company's financial infrastructure and accounting systems.

Ronald E. Shoup, Ph.D., Chief Operating Officer–Contract Research Services, directs contract research operations at all five of the company's sites.

Edward M. Chait, Ph.D., Executive Vice President and Chief Scientific Officer joined BASi in 2005. Along with his many other responsibilities, Dr. Chait currently oversees the BASi Sales and Marketing Departments.

8

Candice Kissinger, Senior Vice President and Director of Research, currently devotes her time to product R/D and managing in vivo products and preclinical ADME services, principally the Culex® Automated Pharmacology System.

Michael P. Silvon, Ph.D., Vice President-Planning and Development has responsibility for mergers, acquisitions and investor relations, as well as overseeing the Vetronics Division.

Craig S. Bruntlett, Ph.D., Senior Vice President-Sales Development has been the company's Director of Development of Electrochemical Instruments, then Vice President-Electrochemical Products, and Senior Vice President-International Sales.

Lina Reeves-Kerner, Vice President-Human Resources is responsible for all the administrative functions of the company, including human resources and community relations, along with overseeing facilities management, manufacturing, security and safety.

9

SELECTED CONSOLIDATED FINANCIAL DATA

	YEAR ENDED SEPTEMBER 30,
	2005	2004	2003	2002	2001
	(in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:

Service revenue	$32,951	$24,928	$19,987	$16,140	$15,202
Product revenue	9,444	12,224	9,852	10,373	10,073

Total revenue	42,395	37,152	29,839	26,513	25,275

Cost of service revenue	23,589	21,348	15,625	11,556	9,660
Cost of product revenue	3,462	4,270	3,804	4,393	3,495

Total cost of revenue	27,051	25,618	19,429	15,949	13,155

Gross profit	15,344	11,534	10,410	10,564	12,120

Operating expenses:
Selling	2,592	2,703	2,853	2,940	3,204
Research and development	1,326	1,100	1,327	1,521	1,611
General and administrative	10,166	7,505	5,067	4,476	3,815

Total operating expenses	14,084	11,308	9,247	8,937	8,630

Operating income (loss)	1,260	226	1,163	1,627	3,490
Other (expense), net	(969)	(833)	(592)	(80)	(383)

Income (loss) before income taxes	291	(607)	571	1,547	3,107
Income taxes (benefit)	392	(404)	484	481	1,340

Net income (loss)	$(101)	$(203)	$87	$1,066	$1,767

Net income (loss) per share:
Basic	$(0.02)	$(0.04)	$.02	$.23	$.39
Diluted	$(0.02)	$(0.04)	$.02	$.23	$.38
Weighted average common
shares outstanding:
Basic	4,870	4,860	4,655	4,576	4,565
Diluted	4,870	4,860	4,673	4,625	4,600

	SEPTEMBER 30,
	2005	2004	2003	2002	2001
	(in thousands) (unaudited)
BALANCE SHEET DATA:

Working capital (deficit)	$4,671	$(495)	$(295)	$(911)	$2,535
Property and equipment, net	26,565	31,901	31,172	22,824	18,922
Goodwill and other	3,600	3,936	3,762	884	963
intangible assets, net
Total assets	47,838	46,795	44,985	33,463	27,977
Long-term debt, less	8,579	8,893	6,949	3,247	3,144
current portion
Subordinated debt, less	4,829	5,188	5,188	—	—
current portion
Shareholder's equity	19,598	19,420	19,726	18,898	17,830

The above is selected unaudited consolidated financial data of the Company for the five years ended September 30, 2005. This annual report has been produced in two separate segments. One segment is a reprint of the BASi 10-K for fiscal year 2005 which is enclosed. In the event the 10-K information has been separated, it can be obtained from the SEC or BASI web sites, or we would be pleased to mail or email a copy at your request.

10

QUARTERLY FINANCIAL DATA

UNAUDITED (AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

FOR THE QUARTER ENDED IN FISCAL 2005

	DECEMBER 31	MARCH 31	JUNE 30	SEPTEMBER 30

Total revenue	$9,694	$9,139	$11,304	$12,259

Gross profit	3,627	2,426	5,026	4,265

Net income (loss)	404	(896)	356	36

Basic net income (loss) per common share outstanding(1)	.08	(.18)	.07	.01

Diluted net income (loss) per common share outstanding(1)	.08	(.18)	.07	.01

FOR THE QUARTER ENDED IN FISCAL 2004

	DECEMBER 31	MARCH 31	JUNE 30	SEPTEMBER 30

Total revenue	$8,777	$8,650	$10,632	$9,094

Gross profit	2,635	2,204	4,224	2,472

Net income (loss)	(130)	(503)	635	(205)

Basic net income (loss) per common share outstanding(1)	(.03)	(.10)	.13	(.04)

Diluted net income (loss) per common share outstanding(1)	(.03)	(.10)	.13	(.04)

(1)    The sum of the net income per common share may not equal the annual net income per share due to interim quarter rounding.

11

BOARD OF DIRECTORS

Peter T. Kissinger, Ph.D.
Chairman and Chief Executive Officer

Candice B. Kissinger
Senior Vice President and
Research Director
Corporate Secretary

William E. Baitinger*
Special Assistant to the
Vice President for Research
Purdue University

Leslie B. Daniels*
Principal
CAI Advisors & Co., LLP

David W. Crabb, M.D.
Chairman
Indiana University Department
of Medicine

Gayl W. Doster*
Chair, Joint Task Force on Regulation
Indiana CPA Society

* Audit Committee Member
ANNUAL MEETING OF SHAREHOLDERS
February 16, 2006
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

         Fiscal           1st Qtr.           2nd Qtr.           3rd Qtr.           4th Qtr.

         2005
         High                6.69                10.37                10.35                6.84
         Low                 4.56                  4.70                  5.19                5.25

         2004
         High                4.71                  5.05                  4.75                5.99
         Low                 3.75                  3.80                  3.79                3.90

The Company has not paid any cash dividends on its common shares for the three most recent fiscal years. The Company has no intention to pay cash dividends in the foreseeable future.

INQUIRIES
A copy of the Company's 2005 Form 10-K Annual Report filed with the Securities and Exchange Commission is available without charge upon written request, and by visiting www.bioanalytical.com/invest/annual.html. Media inquiries and requests for the 10-K and investor's kits should be directed to:

    Corporate Communications Director, Corporate Center
    2701 Kent Avenue, West Lafayette, IN 47906 USA

Inquiries from shareholders, security analysts, portfolio managers, registered representatives and other interested parties should be directed to:

    BASi Investor Relations, NASDAQ: BASI
    phone 765-463-4527, fax 765-497-1102,
    basi@bioanalytical.com, www.bioanalytical.com