Form 10-K, Exhibit 13
period 2006-09-30
BIOANALYTICAL SYSTEMS INC
filed 2006-12-29
CIK 720154

2006 ANNUAL REPORT

December 28, 2006

Dear BASi Shareholders,

Fiscal 2006 was one of the more difficult years in the history of our company. We experienced record losses with only a modest increase in revenue, but importantly, we took definitive actions and developed tactics that we believe increase the probability of a successful future for BASi. The losses, in part, reflect our problems in properly sizing our operations for our volume of business, resulting in underutilized capacity. The difficulty of integrating new service capabilities from recent acquisitions into our business development activities has also slowed our revenue growth. During the past fiscal year, the problems in our Baltimore clinical unit, including the loss of a major customer due to its acquisition, resulted in a sizeable impairment charge in the third quarter. During fiscal 2006 we addressed staffing issues through reductions in our Baltimore, United Kingdom, and West Lafayette operations, adding additional short-term costs for severance. This rightsizing positions us for profitable operations in fiscal 2007. Increased sales efforts and development of new, more profitable market segments have positioned us for revenue growth in our Baltimore operation. We expect to build strong customer relationships for all our service businesses to assure more consistent revenue growth. During this time, our markets and development opportunities have remained strong, offering a promising future for the Company.

I was recruited by the Company as President and CEO to address the issues of revenue and profitability. We have implemented aggressive new programs from which we expect to see improved future results. Working with a newly invigorated team of experienced managers within the Company, dedicated to revenue growth and cost control, we have developed a tactical plan for fiscal 2007 with a sharp focus on obtaining budgeted revenues based on attainable growth plans using current capacity. We have identified specific targets for profitability from each of our business units and created an adaptive organization responsive to changing business conditions to maintain our focus on achieving our objectives.

The Company now has a full strength Business Development team deployed in the US and in the UK/Europe intent on increasing revenues. Since the beginning of our new fiscal year, we have increased productivity in our three Bioanalytical laboratories in West Lafayette, Indiana, McMinnville, Oregon and the United Kingdom, and are keeping our Evansville, Indiana Pre-Clinical operations near capacity. We now have new management and clinic personnel in Baltimore who are dedicated to success. We are installing a number of Culex® instruments around the world, introducing new in-vivo products and growing our Pharmacokinetics/Pharmacodynamics Services business in West Lafayette. We are rebuilding our Information Technology Department from the ground up to meet the needs of our scientific operations and our evolving financial information system. We have set defined financial goals for our management at all levels, and have improved the timeliness of financial reporting in order to give them the information they need to respond to changing results.

Building on the positive steps taken in fiscal 2006, we begin fiscal 2007 with a great deal of optimism and purpose. We continue to evaluate all facets of our businesses with the objective of achieving strong financial returns for our shareholders, and providing a stable environment for our many excellent employees. The BASi team is committed to our plan for profitability, and dedicated to building shareholder value.

Sincerely,

/s/  Richard M. Shepperd

Richard M. Shepperd
President and CEO

Board of Directors
Peter T. Kissinger, Ph.D.
Chairman and Chief Scientific Officer

Candice B. Kissinger
Senior Vice President and Research Director
Corporate Secretary

William E. Baitinger*
Special Assistant to the Vice President for Research
Purdue University

Leslie B. Daniels*
Principal
CAI Advisors & Co., LLP

David W. Crabb, M.D.*
Chairman
Indiana University Department of Medicine

* Audit Committee Member	Annual Meeting of Shareholders
February 15, 2007
BASi Corporate Center
West Lafayette, Indiana

Auditors
Crowe Chizek and Company LLC
Indianapolis, Indiana

Transfer Agent
Corporate Trust Department
National City Bank
1900 East 9th Street
Cleveland, Ohio 44114

Common Shares
Bioanalytical Systems, Inc. common shares are traded on the NASDAQ National Market System under the symbol BASI.

The following table sets forth by calendar quarter the high and low sales prices of the common shares on the NASDAQ National Market
System. The approximate number of holders of common shares is 2,700.

Fiscal	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2006
High	6.40	7.21	7.80	7.64
Low	4.75	5.68	5.86	4.75

2005
High	6.69	10.37	10.35	6.84
Low	4.56	4.70	5.19	5.25

The Company has not paid any cash dividends on its common shares for the three most recent fiscal years. The Company has no intention to pay cash dividends in the foreseeable future.

Inquiries

A copy of the Company’s 2006 Form 10-K Annual Report filed with the Securities and Exchange Commission is available without charge upon written request, and by visiting www.bioanalytical.com/invest/annual.html. Media inquiries and requests for the 10-K and investor’s kits should be directed to:

     Corporate Communications Director, Corporate Center
     2701 Kent Avenue, West Lafayette, IN 47906 USA

Inquiries from shareholders, security analysts, portfolio managers, registered representatives and other interested parties should be directed to:

BASi Investor Relations, NASDAQ:  BASI
phone 765-463-4527, fax 765-497-1102,
basi@bioanalytical.com, www.bioanalytical.com

Selected Consolidated Financial Data

	Year Ended September 30,
	2006	2005	2004	2003	2002
	(in thousands, except per share data)
Statement of Operations Data:

Service revenue	$34,318	$32,951	$24,928	$19,987	$16,140
Product revenue	8,730	9,444	12,224	9,852	10,373

Total revenue	43,048	42,395	37,152	29,839	26,513

Cost of service revenue	25,961	23,589	21,348	15,625	11,556
Cost of product revenue	3,547	3,462	4,270	3,804	4,393

Total cost of revenue	29,238	27,051	25,618	19,429	15,949

Gross profit	13,810	15,344	11,534	10,410	10,564

Operating expenses:
Selling	2,750	2,592	2,703	2,853	2,940
Research and development	1,444	1,326	1,100	1,327	1,521
General and administrative	11,938	10,166	7,505	5,067	4,476
Impairment loss	1,100	—	—	—	—

Total operating expenses	17,232	14,084	11,308	9,247	8,937

Operating income (loss)	(3,422)	1,260	226	1,163	1,627
Other (expense), net	(1,013)	(969)	(833)	(592)	(80)

Income (loss) before income taxes	(4,435)	291	(607)	571	1,547
Income tax provision (benefit)	(1,825)	392	(404)	484	481

Net income (loss)	$(2,610)	$(101)	$(203)	$87	$1,066

Net income (loss) per share
Basic	$(0.53)	$(0.02)	$(0.04)	$0.02	$0.23
Diluted	$(0.53)	$(0.02)	$(0.04)	$0.02	$0.23

Weighted average common shares outstanding
Basic	4,882	4,870	4,860	4,655	4,576
Diluted	4,882	4,870	4,860	4,673	4,625

	September 30,
	2006	2005	2004	2003	2002
	(in thousands) (unaudited)
Balance Sheet Data:
Working capital (deficit)	$3,552	$4,671	$(495)	$(295)	$(911)
Property and equipment, net	25,765	26,565	31,901	31,172	22,824
Goodwill and other intangible assets, net	2,372	3,600	3,936	3,762	884
Total assets	42,314	47,838	46,795	44,985	33,463
Long-term debt, less current portion	8,186	8,579	8,893	6,949	3,247
Subordinated debt, less current portion	4,477	4,829	5,188	5,188	—
Shareholders’ equity	17,354	19,598	19,420	19,726	18,898

The above is selected unaudited consolidated financial data of the Company for the five years ended September 30, 2006. This annual report has been produced in two separate segments. One segment is a reprint of the BASi 10-K for fiscal year 2006 which is enclosed. In the event the 10-K information has been separated, it can be obtained from the SEC or BASI web sites, or we would be pleased to mail or email a copy at your request.

Quarterly Financial Data Unaudited (amounts in thousands, except for per share data)

For the Quarter Ended in Fiscal 2006
	December 31	March 31	June 30	September 30
Total revenue	$9,844	$12,417	$10,038	$10,748
Gross profit	3,146	4,934	2,530	3,201
Impairment loss	—	—	1,100	—
Net income (loss)	(716)	538	(1,756)	676
Basic net income (loss) per common share outstanding(1)	(0.15)	0.11	(0.36)	(0.14)
Diluted net income (loss) per common share outstanding(1)	(0.15)	0.11	(0.36)	(0.14)

For the Quarter Ended in Fiscal 2005
	December 31	March 31	June 30	September 30
Total revenue	$9,694	$9,139	$11,304	$12,259
Gross profit	3,627	2,426	5,026	4,265
Net income (loss)	404	(896)	356	36
Basic net income (loss) per common share outstanding(1)	0.08	(0.18)	0.07	0.01
Diluted net income (loss) per common share outstanding(1)	0.08	(0.18)	0.07	0.01

(1) The sum of the net income (loss) per common share may not equal the annual net income (loss) per share due to interim quarter rounding.